

ANNUAL REPORT 2023

FUTURE FORWARD

To Our Shareholders:

A year ago, in my first report to you as chief executive officer and president of FIS, I outlined a bold, multiyear program aimed at transforming the competitive and financial profile of FIS. Through our *Future Forward* strategy, we would create a more focused, nimble, innovative and client-centric company that drives stronger results, increases shareholder value and enhances our clients' experience. That plan was based on three key outcomes:

- Build a culture of continuous client excellence where our clients are at the center of everything we do.

- Move with speed and purpose to deliver best-in-class solutions that make FIS the destination for innovation in the financial technology industry.

- Streamline and simplify decision-making to accelerate time to market.

A year later, I could not be more pleased by the progress we have made in such a short period of time. Against the backdrop of a banking crisis, a steep rise in inflation and interest rates, and an uncertain macroeconomic environment, our global colleagues rose to the occasion and met every one of our strategic and financial goals in 2023. Because of their hard work and accomplishments, FIS is a much stronger, more focused and client-centric company today.

Key Accomplishments in 2023

Our accomplishments over the past year were nothing short of transformative:

- We sold a majority stake in our Merchant Solutions payments business to private equity firm GTCR, creating two independent companies – FIS and Worldpay – with the strategic flexibility and operational focus needed to succeed in their respective markets. At a total valuation of $18.5 billion, including $1 billion of contingent consideration, and including greater than $12 billion of upfront net proceeds to FIS, the transaction represented the largest fintech M&A transaction since 2019 and is among the largest partial corporate carveouts in U.S. history. FIS and Worldpay will continue to work closely together under a strategic go-to-market partnership that leverages the two companies' respective strengths to serve the needs of our joint clients.

- Through Future Forward, we undertook a methodical, companywide effort to review and enhance systems and



touchpoints where we serve or interact with our clients. This effort involved hundreds of different projects and thousands of our global colleagues, all working together toward the goal of improving our clients' experiences with FIS. Among other initiatives, we overhauled our service ticketing systems, streamlined product delivery and implementation, redesigned customer interfaces, and simplified our onboarding practices. While the process of building a culture of continuous client excellence will never be done, our clients tell us they are seeing a noticeable improvement in the quality of the support they are receiving from FIS and greater value in the product innovations we are bringing to market.

"FIS is a much stronger, more focused and client-centric company today."

- We leveraged automation and other advanced technologies to simplify our operations, streamline processes and speed decision-making. By redesigning how we work through a client-centric lens, we have made the company more efficient, flexible and agile while achieving annualized run-rate cash savings of more than $550 million through year-end 2023. Overall, we expect to realize $1 billion of total cash savings across the enterprise by the end of 2024 through our business simplification program.

- We reinvigorated our innovation engine through targeted investments in next-generation solutions that offer advanced new functionality to our clients. Recent innovations from FIS include enhancements to our market-leading Modern Banking Platform, our new Digital One Consumer Studio integrated digital banking platform, our software-as-a-service (SaaS)-based FIS Payments Hub that modernizes the corporate payments journey, and our unified Private Equity Treasury and Payments solution that streamlines data flows between the front, middle and back offices to provide enhanced visibility into organizational cash flows.

- We refocused our sales efforts around higher-value, software-based solutions that meet client needs while providing multiyear, recurring revenue streams that enhance our financial predictability and profitability. As part of this effort, we refreshed our sales tools and processes to sharpen our execution and ability to provide best-in-class delivery and implementation. While we are still early in this process, we are already seeing the results in a growing pipeline of high-value opportunities, enhanced margins and improved project implementations.

Progress in Advancing a Client-Centric Culture

Most encouraging to me is the great progress we have made in advancing a culture dedicated to serving and responding to the needs of our clients with speed and innovation.

FIS is privileged to serve a marquee base of clients around the world. We count among our clients 95% of the Forbes World's Best Banks, 90% of the world's largest private equity firms and some of the world's largest asset managers, investment banks and corporations. We take pride in the fact that many of our client relationships span decades and multiple generations of technology – a testament to our ability to build enduring, value-creating partnerships with our clients.

Today, we continue to partner with our clients on groundbreaking technology projects that help them seize growth opportunities and realize their business goals. Consider just a few of our marketplace successes:
A range of leading banks and financial institutions are leveraging the power and flexibility of the cloud-native FIS

Modern Banking Platform to offer digital-only banks that allow them to capture new deposit accounts as consumers take advantage of current high interest rates. In all, more than $18 billion of deposits and nearly 2.5 million customer accounts are managed on digital banks powered by the FIS Modern Banking Platform.

 We are seeing growing demand from regional and community banks for our industry-leading IBS core banking system and our advanced digital banking and payments solutions. Collectively, regional banks manage more than $1 trillion in deposits and handle some 5 billion transactions annually through FIS systems. It is no wonder that more regional banks – such as Banc of California, now the third-largest bank headquartered in California following its merger with PacWest Bancorp – are choosing to build for the future on our leading-edge core banking and digital platforms.

A leading alternative asset manager with nearly $60 billion of capital under management chose the FIS Cleared Derivatives solution to streamline and modernize its derivatives clearing processing operations. The organization is one of a growing number of leading buy-side firms that are discovering the power and advanced functionality of FIS Capital Markets solutions that have traditionally been used by sell-side firms.

 Large, multinational companies, including engineering leader Sandvik Group, are choosing FIS to streamline and transform their treasury and risk management processes. Sandvik Group, which has more than 350 operations around the world, leveraged the advanced workflows and functionality of the FIS Treasury and Risk systems to modernize and consolidate a sprawling

Reduced cost base by more than $550 MILLION through year-end 2023.

Expect to realize $1 BILLION of total cost savings by the end of 2024.

network of payment systems into a state-of-the-art treasury and risk system, enabling the company to significantly reduce costs while providing real-time views into cash and liquidity.

At the end of the day, the ultimate measure of our success is the value we bring to our clients through the application of advanced technology. By delivering clear, tangible business benefits to the organizations we work with, we continue to win the right to partner with them in exciting new areas that take advantage of the never-ending march of technology.

2023 Financial Highlights – A Year of Financial Progress

All this work has yielded improved consistency and predictability in our financial results. Driven by strong execution by our colleagues around the world, in 2023 we achieved every one of the key financial goals we set out at the beginning of the year:

- On an adjusted basis excluding the operations of our former Worldpay Merchant Solutions business, our full-year 2023 revenue grew 3% . This growth was driven by another strong year in our Capital Markets business, which grew revenue by 5%, on an adjusted basis as well as 2% revenue growth in our Banking Solutions business.

- As we continue to shift our business mix toward higher-quality, software-based solutions, our base of multiyear recurring revenue grew by 5% on an adjusted basis in 2023 and represented 80% of our overall revenue in the year.

- Reflecting the increased efficiency and profitability of our operations, we returned the company to year-over-year margin expansion in the second half of the year and are poised to continue that profitability improvement in 2024.

"We are unlocking our financial technology to the world, creating growth opportunities for our clients, investors and colleagues."

Our cash flow in 2023 also reflected our enhanced organizational efficiency and profitability. We generated strong full-year 2023 free cash flow, exceeding our target by more than $500 million. This strong free cash generation allowed us to continue to reduce debt while returning $1.7 billion of capital to shareholders in the form of dividends and share repurchases.

Going forward, we will be using the proceeds of the Worldpay sale to further reduce debt and strengthen our investment-grade balance sheet while continuing to invest in the business and our growth initiatives.

Taking Our Core Capabilities Into New Growth Markets

With all these changes in our business, the question arises: Who is FIS today and what differentiates us from other financial technology providers in the market?

The FIS of today builds on the FIS of yesterday, only with greater clarity of focus and purpose and with a singular resolve to leverage our vast resources and capabilities

Returned
$1.7 BILLION
of capital to shareholders in the form of dividends and share repurchases.

Exceeded our free cash flow target by more than
$500 MILLION.

in creative new ways, unlocking our financial technology to the world, and creating growth opportunities for our clients, investors and colleagues. FIS has always excelled at providing the industry's most secure, scalable, reliable technology for handling an organization's mission-critical financial systems. We know technology, we know finance and we know how to partner with clients to apply emerging technologies in innovative ways to solve their most complex business challenges.

That is our core strength at FIS. It is the reason why our technology underpins the world's financial system, powering the global economy and moving money seamlessly across continents and time zones. You may not see the FIS name when you pull out your debit card to buy a cup of coffee or go online to check your savings or retirement account balance, but chances are those transactions are enabled by FIS technology.

These differentiating strengths, along with our end-to-end solution portfolio and unmatched global scale and delivery capabilities, position FIS well to capitalize on emerging growth opportunities wherever money meets technology. At any given moment in today's global economy, money is either at rest in deposit accounts, core and lending ledger systems, and the like; it is in motion in credit and debit accounts, card networks, treasury systems, and real-time and ACH payments; or it is being put to work by capital management firms, traders and insurers. Underlying all of this is a complex chain of financial transactions that must be done instantly and with failsafe security, accuracy and uptime.

Herein lies our growth opportunity. In an increasingly real-time, always-on marketplace that requires the highest levels of resilience and security, who is better positioned to enable that digital economy than the company whose mission-critical technology powers the modern financial world?

A Multipronged Strategy to Accelerate Our Profitable Growth

Our growth strategy aims to put FIS and our leading-edge software solutions squarely in the center of dynamic, growing markets where money is being stored, moved and put to work. Our multiyear strategy is built on three legs:

1

First, we will strengthen our core banking and capital markets infrastructure solutions by continuing to invest in them to meet the evolving needs of our clients and their environment, bringing out continuous new enhancements that provide our clients with the digital functionality they need to run and grow their businesses and serve their customers. These solutions will be based on modular, componentized architectures and will increasingly be offered via SaaS-based platforms and next-generation marketplace hubs, enabling our clients to easily access these leading-edge capabilities and integrate them into their best-of breed technology environments.

2

Second, we will complement our infrastructure offerings by expanding our solutions into the higher-growing areas of the market and bringing these solutions into new markets addressing emerging client needs. In banking, these higher-growth categories include digital banking, embedded banking, business-to-business payments, card processing networks, and rewards and loyalty solutions. In capital markets, they include SaaS-based solutions in such high-growth markets as regulatory technology, corporate treasury and payments, lending, and risk management.

3

Third, we will accelerate our innovation, market expansion and operational pace through investments in emerging technology areas that open new distribution channels for FIS and capitalize on disruptive growth. These areas include platform models, artificial intelligence, and data analytics, opening new distribution channels. We will complement those organic investments with bolt-on acquisitions that add key capabilities and fill strategic gaps in our portfolio.

We will continue to enhance our product design, development and delivery operations through investments in enterprise wide standards, intuitive customer interfaces and modular, cloud-based architectures. Our goal is nothing less than to make FIS the industry leader in delivering best-in-class solutions and customer experiences in response to changing client needs.

Finally, we will invest in our most important asset and resource: our people. My experience over the past year or so has increased my conviction that FIS has the most talented workforce in the industry. As we execute our growth strategy and shift more toward a software-based business model, we will increase our investments in key skill areas such as software development and engineering, while continuing to enhance the diversity of our workforce.

I am confident this strategy will allow us to expand our footprint with existing clients while increasing our profile with new clients both within and outside our traditional financial services markets. It will also allow us to further increase our multiyear recurring revenue, enhancing our financial consistency and predictability.

Well Positioned for Growth

As we move into 2024, I have never been more excited about the future of FIS.

For all the strategic and financial progress we have made over the past year, it is but a taste of the exciting future we are building for this technology leader. Our growth potential is limited only by our ability to imagine it, and one thing this company has never been short of is imagination. In the end, that is what technology is all about: the ability to imagine possibilities and bring them to life for the benefit of businesses, communities and the broader world.

"That is what technology is all about: the ability to imagine possibilities and bring them to life for the benefit of businesses, communities and the broader world."

As we take FIS to the next level of growth and industry leadership, we will continue to rely on the wisdom and experience of the FIS Board of Directors. I am deeply grateful to the Board, especially Chairman Jeffrey Goldstein, for their support over the past year. Their continued guidance and direction will be vital to our success in 2024 and beyond.

The year ahead looks to be an exciting one for FIS and our stakeholders. I look forward to reporting on our continued progress.

Sincerely,

Stephanie

Stephanie Ferris
Chief Executive Officer and President

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 10-K

☒   **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2023

Or

☐   **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from   _____ to _____

Commission File No. 001-16427

_____

Fidelity National Information Services, Inc.

(Exact name of registrant as specified in its charter)

Georgia	**37-1490331**
(State or other jurisdiction of incorporation or organization)	*(I.R.S. Employer Identification No.)*
347 Riverside Avenue	
Jacksonville, Florida	**32202**
(Address of principal executive offices)	*(Zip Code)*

(904) 438-6000

(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, par value $0.01 per share	FIS	New York Stock Exchange
1.100% Senior Notes due 2024	FIS24A	New York Stock Exchange
0.625% Senior Notes due 2025	FIS25B	New York Stock Exchange
1.500% Senior Notes due 2027	FIS27	New York Stock Exchange
1.000% Senior Notes due 2028	FIS28	New York Stock Exchange
2.250% Senior Notes due 2029	FIS29	New York Stock Exchange
2.000% Senior Notes due 2030	FIS30	New York Stock Exchange
3.360% Senior Notes due 2031	FIS31	New York Stock Exchange
2.950% Senior Notes due 2039	FIS39	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act: None
(Title of Class)

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒   No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐   No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒   No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒   No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company" and "emerging growth company" in Rule 12b-2 of the Exchange Act. (Check one):

| Large accelerated filer ☒ | Accelerated filer ☐ | Non-accelerated filer ☐ | Smaller reporting company ☐ | Emerging growth company ☐ |

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act) Yes ☐   No ☒

As of June 30, 2023, the last business day of the registrant's most recently completed second fiscal quarter, the aggregate market value of the registrant's common stock held by nonaffiliates was $32,389,069,008 based on the closing sale price of $54.70 on that date as reported by the New York Stock Exchange. For the purposes of the foregoing sentence only, all directors and executive officers of the registrant were assumed to be affiliates. The number of shares outstanding of the registrant's common stock, $0.01 par value per share, was 576,465,736 as of February 22, 2024.

The information in Part III hereof is incorporated herein by reference to the registrant's Proxy Statement on Schedule 14A for the fiscal year ended December 31, 2023, to be filed within 120 days after the close of the fiscal year that is the subject of this Report.

FIDELITY NATIONAL INFORMATION SERVICES, INC.
2023 FORM 10-K ANNUAL REPORT
TABLE OF CONTENTS

Unless stated otherwise or the context otherwise requires, all references to "FIS," "we," "our," "us," the "Company" or the "registrant" are to Fidelity National Information Services, Inc., a Georgia corporation, and its subsidiaries. Also, amounts in tables may not sum or calculate due to rounding.

PART I

Item 1. *Business*

Overview

FIS is a leading global provider of financial services technology solutions for financial institutions, businesses and developers. We improve the digital transformation of our financial economy, advancing the way the world pays, banks and invests. We provide the confidence made possible when reliability meets innovation, helping our clients run, grow and protect their business. Headquartered in Jacksonville, Florida, FIS is a member of the Fortune 500® and the Standard & Poor's 500® Index. FIS is incorporated under the laws of the State of Georgia as Fidelity National Information Services, Inc., and our stock is traded under the trading symbol "FIS" on the New York Stock Exchange.

Our growth has been driven by a number of factors, including growth of our customers' businesses, our internal development of new solutions that enhance our client offerings, and our sales and marketing efforts to expand our customer base and addressable markets. Acquisitions have also contributed additional solutions that complement or enhance our offerings, diversify our client base, expand our geographic coverage, and provide entry into new and attractive adjacent markets that align with our strategic objectives. We continue to strategically allocate resources to both internal and external growth initiatives to enhance the long-term value of our business.

On January 31, 2024, the Company completed the previously announced sale (the "Worldpay Sale") of a 55% equity interest in its Worldpay Merchant Solutions business to private equity funds managed by GTCR (such funds, the "Buyer"). As of the closing, we retained a non-controlling 45% ownership interest in a new standalone joint venture (the "Joint Venture" or "Worldpay"), which will continue to provide merchant acquiring and related services to businesses of all size and across any industry globally, enabling them to accept, authorize and settle electronic payment transactions. In connection with the Worldpay Sale, FIS and Worldpay have entered into commercial agreements, preserving a key value proposition for clients of both businesses and reducing potential dis-synergies. FIS and Worldpay also entered into additional agreements as described in Note 24 to the consolidated financial statements.

Competitive Strengths

We believe our competitive strengths include the following:

- *Brand.* FIS is a highly respected brand known globally for innovation and thought leadership in the financial services sector.

- *Extensive Domain Expertise and Portfolio Breadth.* FIS' significant expertise in the markets and domains we serve has enabled us to bring to market a broad range of innovative software applications and service offerings. This broad portfolio of solutions includes a wide range of flexible service arrangements, from managed processing arrangements, either at the client site or hosted at an FIS location, including data centers or our private cloud, to traditional license and maintenance approaches. This broad solution set allows us to bundle tailored or integrated services to compete effectively.

- *Excellent and Long-term Relationships with Clients.* A significant percentage of our business with our clients relates to solutions provided under multi-year, recurring contracts. The nature of these relationships allows us to develop close partnerships with our clients, resulting in high client retention rates. As the breadth of FIS' service offerings has expanded, we have found that our deep and broad access within our clients' organizations presents greater opportunities for cross-selling and up-selling solutions to our clients.

- *Modern and Cloud-based Technologies.* FIS leverages the modern architectures of our software applications and our ability to integrate many of our solutions with the solutions of others to provide customized solutions that respond to individualized client needs. We have made significant investment in modernizing our platforms and solutions and in moving our server compute into our private cloud located in our strategic data centers, supplemented by public clouds in certain regions, to increase speed of delivery to clients and increase solution availability to industry-best levels.

- *Global Distribution and Scale.* We are a global leader in many of the markets we serve, supported by a large, knowledgeable talent pool of employees around the world. Our worldwide presence and global scale enable us to leverage our array of solution offerings, client relationships, and modern infrastructure to drive revenue growth and operating efficiency.

Strategy

Our mission is to deliver superior solutions to our clients and to expand our client base to generate sustained revenue and earnings growth for our shareholders. Our strategy to achieve this goal is built on the following pillars:

- *Build, Buy, or Partner to Add Solutions to Win New Clients and Cross-sell to Existing Clients.* We continue to invest in our solution portfolio through internal software development as well as through acquisitions and equity investments that complement and extend our existing solutions and capabilities, providing us with additional solutions to cross-sell to existing clients and to capture the interest of new clients. We also partner from time to time with other entities to provide comprehensive offerings to our clients and prospects. By investing in solution innovation, we continue to expand our value proposition to our clients and prospects.

- *Support Our Clients Through Innovation.* Changing market dynamics, particularly in the areas of digital delivery, information security and regulation, are transforming the way our clients operate, which is driving incremental demand for our integrated solutions built around our intellectual property. As clients and prospects evaluate technology, business process changes and vendor risks, our depth of service capabilities enable us to become involved earlier in their planning and design process and assist them as they manage these changes.

- *Drive Efficiency and Scalability.* We strive to improve the efficiency of our operations through investments in new technologies, processes and infrastructure modernization. We also leverage a one-to-many operating model to drive high incremental margins on revenue growth, while also providing cost-effective solutions for our clients.

- *Expand Distribution.* Through our global sales force and strategic commercial partnerships, we drive growth through client additions and through the expansion of existing client relationships in support of our clients' growth ambitions. Our clients across our strategic global markets reach across the size spectrum from large banks, financial institutions and other enterprises, including global or multi-national clients, to small community or regional financial institutions and other businesses.

- *Allocate Our Capital and Resources Strategically.* As we make decisions with respect to building, buying or partnering to drive innovation in support of our clients, we prioritize the allocation of capital and other resources to the opportunities providing the highest client benefit and growth potential. We also continually review our portfolio of assets and businesses to assess their fit with our strategy and will from time to time decide to wind down or divest businesses or assets to redeploy capital to our areas of strategic focus. We believe that keeping our team and our capital strategically focused benefits our existing clients and our ability to win new clients.

Segment Information

FIS reports its financial performance based on the following segments: Banking Solutions ("Banking"), Capital Market Solutions ("Capital Markets") and Corporate and Other.

The Worldpay Merchant Solutions business included the former Merchant Solutions segment in addition to a business previously included in the Corporate and Other segment. As a result of the Worldpay Sale, the results of the Worldpay Merchant Solutions business have been recast as discontinued operations for all periods presented. Accordingly, the Company no longer reports the Merchant Solutions segment. The assets and liabilities of the Worldpay Merchant Solutions business disposal group are presented separately on the consolidated balance sheets, and the operating results have been reflected as discontinued operations, for all periods presented. As such, the related results have been excluded from continuing operations and segment results. The consolidated statement of cash flows continues to include cash flows from both continuing and discontinued operations. Cash flows from operating, investing and financing activities for discontinued operations are presented in Note 3 to our consolidated financial statements included herein. See Notes 1 and 3 to the consolidated financial statements for further information regarding the Worldpay Merchant Solutions disposal group and its discontinued operations. In future reports, FIS' share of the net income of the Joint Venture will be reported as equity method investment earnings (loss).

As a result of our ongoing portfolio assessments, the Company reclassified certain businesses from Capital Markets to Banking and to Corporate and Other during the quarter ended March 31, 2023, and reclassified certain non-strategic operations from Banking to Corporate and Other during the quarter ended December 31, 2023. The Company recast all prior-period segment information presented to reflect these reclassifications. See "Segment Information" below for additional discussion of our solutions and customers. See also Notes 5 and 22 to the consolidated financial statements for additional information about our segment revenue.

Our consolidated results generally do not reflect pronounced seasonality. However, quarterly revenue and margins for each segment may vary based on the timing of recognition of certain non-recurring revenue, including software licenses and termination fees.

For information about current trends in market demand, see "Item 7. *Management's Discussion and Analysis of Financial Condition and Results of Operations* - Business Trends and Conditions."

Revenue by Segment

The table below summarizes our revenue by reporting segment (in millions):

	2023	2022	2021
Banking Solutions	$ 6,733	$ 6,624	$ 6,361
Capital Market Solutions	2,766	2,631	2,495
Corporate and Other	322	464	483
Total Consolidated Revenue	$ 9,821	$ 9,719	$ 9,339

Banking Solutions ("Banking")

The Banking segment is focused on serving financial institutions of all sizes with core processing software, transaction processing software and complementary applications and services, many of which interact directly with core processing software. We sell these solutions on either a bundled or stand-alone basis. Clients in this segment include global financial institutions, U.S. regional and community banks, credit unions and commercial lenders, as well as government institutions and other commercial organizations. We provide our clients integrated solutions characterized by multi-year processing contracts that generate recurring revenue. The predictable nature of cash flows generated from the Banking segment provides opportunities for further investments in innovation, integration, information and security, and compliance in a cost-effective manner.

Our solutions in this segment include the following:

- *Core Processing and Ancillary Applications.* Our core processing software applications, including deposit and lending, customer management and other central management systems, are designed to run banking processes for our financial institution clients. Clients use these applications to maintain the primary records of their customer accounts. Our diverse selection of market-focused core processing software applications enables FIS to compete effectively in a wide range of markets. We continue to invest in our core modernization efforts to further differentiate our offerings for the long term. We also offer a number of solutions that are ancillary to the primary applications listed above, including branch automation, back-office support systems and compliance support.

- *Digital, including Mobile and Online.* Our comprehensive suite of retail and commercial applications enables financial institutions to streamline and integrate customer-facing operations with back-office processes, thereby improving customer experience across channels (e.g., branch, internet, mobile, ATM, and call centers). FIS' focus on real-time consumer access has driven significant market innovation in multi-channel, API-enabled embedded and multi-hosted solutions, underpinned by a strategy that provides tight integration and a seamless customer experience. Our innovative digital banking capabilities are now available to financial institutions of all sizes with continually expanding functionality. Our digital offerings are integrated with core banking platforms offered by FIS and are also offered to customers of non-FIS core systems.

- *Fraud, Risk Management and Compliance.* Our decision solutions offer a spectrum of options that cover the account lifecycle from helping to identify qualified account applicants to managing existing customer accounts and fraud. Our applications enable Know Your Customer, new account decisioning and opening, account and transaction management, fraud management and collections. Our risk management solutions use our proprietary risk management models and data sources to assist in detecting fraud and assessing the risk of opening a new account. Our systems use a combination of advanced authentication procedures, predictive analytics, artificial intelligence modeling and proprietary and shared databases to assess and detect fraud risk for deposit, card and other transactions for financial institutions.

- *Card and Retail Payments.* Our card and retail payment technology solutions allow clients to issue VISA®, MasterCard® or other payment network-branded credit and debit cards or other electronic payment cards for use by both consumer and business accounts. Card-based volumes continue to increase, driven by both the number of transactions per month and the value of those transactions. We offer EMV (Europay, MasterCard and Visa) integrated circuit cards, often referred to as chip cards, as well as a variety of stored-value card types and loyalty programs, including our Premium Payback service that allows our financial institutions' customers to use loyalty points at a variety of merchant point-of-sale systems. Our integrated solutions range from card production and activation to processing to an extensive range of fraud management solutions and value-added loyalty programs designed to increase card usage and fee-based revenue for financial institutions and merchants. The majority of our programs are full service, including most of the operations and support necessary for an issuer to operate a credit card program. We do not make credit decisions for our card issuing clients. We are also a leading provider of prepaid card solutions, which include digital cards, gift cards and reloadable cards, with end-to-end solutions for development, processing and administration of stored-value programs, including government benefit programs. Our closed-loop gift card solutions and loyalty programs provide merchants compelling solutions to drive consumer loyalty.

- *Electronic Funds Transfer and Network.* Our electronic funds transfer and debit card processing businesses offer settlement and card management solutions for financial institution card issuers. We provide traditional ATM-based debit network access through NYCE, other branded networks, and emerging real-time payment alternatives. Our networks connect millions of cards and point-of-sale locations nationwide, providing consumers with secure, real-time access to their money. Also through our networks, clients such as financial institutions, retailers and independent ATM operators can capitalize on the efficiency, consumer convenience and security of electronic real-time payments, real-time account-to-account transfers, and strategic alliances such as surcharge-free ATM network arrangements.

- *Wealth and Retirement.* We provide wealth and retirement solutions that help banks, trust companies, brokerage firms, insurance firms, retirement plan professionals, benefit administrators and independent advisors acquire, service and grow their client relationships. We provide solutions for client acquisition, transaction management, trust accounting and recordkeeping that can be deployed stand-alone, as part of an integrated wealth or retirement platform, or on an outsourced basis.

- *Item Processing and Output Solutions.* Our item processing solutions furnish financial institutions with the technology needed to capture data from checks, transaction tickets and other items; image and sort items; process exceptions through keying; and perform balancing, archiving and the production of statements. Our item processing services are performed at one of our multiple item processing centers located throughout the U.S. or on-site at client locations. Our extensive solutions include distributed (i.e., non-centralized) data capture, mobile deposit capture, check and remittance processing, fraud detection, and document and report management. Clients encompass banks and corporations of all sizes, from de novo banks to the largest financial institutions and corporations. We offer a number of output solutions that are ancillary to the primary solutions we provide, including print and mail capabilities, document composition software and solutions, and card personalization fulfillment solutions. Our print and mail solutions offer complete computer output solutions for the creation, management and delivery of print and fulfillment needs. We provide our card personalization fulfillment solutions for branded credit cards and branded and non-branded debit and prepaid cards.

Capital Market Solutions ("Capital Markets")

The Capital Markets segment is focused on serving global financial services clients and corporations with a broad array of buy-and sell-side, treasury, risk management and lending solutions. Clients in this segment include asset managers, sell-side securities brokerage and trading firms, insurers, private equity firms, asset and auto financiers and other commercial organizations. Our solutions include a variety of mission-critical buy- and sell-side applications for recordkeeping, data and analytics, trading and financing as well as corporate treasury and risk management applications. Capital Markets clients purchase our solutions in various ways including licensing and managing technology "in-house," using consulting and third-party service providers, as well as procuring fully outsourced end-to-end solutions. Our long-established relationships with many of these financial and commercial institutions generate significant recurring revenue. We have made, and continue to make, investments in modern platforms, advanced technologies, open APIs, machine learning and artificial intelligence, and regulatory technology to support our Capital Markets clients.

Our solutions in this segment include the following:

- *Trading and Asset Services.* We offer solutions that support our customers across the buy side and sell side of the capital markets industry, assisting them to control their front, middle and back office operations through integrated ecosystems. Our solutions support institutional investors, managers, broker-dealers, asset servicers and transfer agents across all asset classes including private equity, hedge, credit, and traditional. Our trading applications focus on advanced trade life-cycle management, including market making and risk management, cleared derivatives processing, securities processing and securities finance, tax processing, and regulatory compliance, including anti-money laundering (AML) and trade surveillance. Our Asset Servicing solutions support every stage of the investment process, from research and portfolio management to order and position management, valuation, risk management, corporate actions, reconciliation, investment accounting, investor accounting, transfer agency and client reporting. Our solutions improve both investment decision making and operational efficiency, while managing risk and increasing transparency across the industry.

- *Lending.* Our lending solutions offer full life-cycle commercial lending functionality from loan origination, commercial credit assessment and customer risk rating to loan servicing and data analytics. We also offer the leveraged and syndicated loan markets solutions that manage amendments, secondary market trading, deal management and bookrunning. In the asset finance space, we offer a single, end-to-end leasing platform that helps auto and equipment finance companies manage the entire financing process, supporting origination and pricing, credit decisioning, contract management, servicing and collections.

- *Treasury and Risk.* Our treasury solutions help chief financial officers and treasurers manage working capital by reducing risk and improving communication and response time between a company's buyers, suppliers, banks, and other stakeholders. Our end-to-end financial management framework helps bring together receivables, treasury, and payments for a single view of cash and risk, which helps our clients optimize business processes for enhanced liquidity management. Our risk portfolio of solutions manages market and credit risk and regulatory compliance for banks and actuarial risk for insurance firms.

Corporate and Other

The Corporate and Other segment consists of corporate overhead expense, certain leveraged functions and miscellaneous expenses that are not included in the operating segments, as well as certain non-strategic businesses that we plan to wind down or sell. The overhead and leveraged costs relate to corporate marketing, finance, accounting, human resources, legal, compliance and internal audit functions as well as other costs, such as acquisition, integration and transformation-related expenses and amortization of acquisition-related intangibles, that are not considered when management evaluates revenue-generating segment performance.

Sales and Marketing

Our sales personnel have expertise in particular solutions, geographic markets and industry verticals as well as across our various client segments. We believe that focusing our expertise on clients in specific markets and tailoring integrated solution sets to participants in those markets enables us to better serve our clients and makes our offerings more attractive to prospects. We target the majority of our prospects via direct and/or indirect field sales, as well as inbound and outbound lead generation, telesales and virtual sales efforts.

Our global marketing team develops and leads the execution of global, industry-specific and geographic-based strategic marketing plans in support of the segments' reputation and relationship building goals in addition to their revenue and profitability goals. Key components of our strategic plans include brand amplification and digital enablement; market and competitive research; voice of the customer and client engagement; thought leadership; integrated go-to-market programs; internal communications and readiness; journalists and social media engagement, industry analyst relations; client events; trade shows; high-touch client programs; demand generation campaigns; account- and deal-based marketing programs; collateral development and management across digital and online channels; and the launch of new products to market.

Patents, Copyrights, Trademarks and Other Intellectual Property

In general, we own the intellectual property and proprietary rights that are necessary to conduct our business and are important to our future success, including trademarks, trade names, trade secrets, copyrights and patents. We license certain items from third parties under arms-length agreements for varying terms, including some "open source" licenses.

We rely on a combination of contractual restrictions, internal security practices, patents, trade secrets, copyrights and applicable law to establish and protect our software, technology and expertise worldwide. We rely on trademark law to protect our rights in our brands. We intend to continue taking commercially reasonable measures to protect our intellectual property rights, including by legal action when necessary and appropriate.

Competition

The markets for our solutions are intensely competitive. Depending on the business line, our primary competitors include, but are not limited to, internal technology or software development departments within financial institutions or other large companies, global and regional companies providing payment services, third-party payment processors, payment facilitators, embedded payment solution providers, securities exchanges, asset managers, card associations, clearing networks or associations, trust companies, independent computer services firms, companies that develop and deploy software applications, companies owned by global banks selling competitive solutions, companies that provide customized development, implementation and support services, emerging technology innovators, and business process outsourcing companies. Many of these companies compete with us across multiple solutions, markets and geographies. Some of these competitors possess greater financial, sales and marketing resources than we do. Competitive factors impacting the success of our solutions include the quality of the technology-based application or service, application features and functions, ease of delivery and integration, the ability to maintain, enhance and support the applications or solutions, price and overall relationship management. We believe that we compete vigorously in each of these categories. In addition, we believe our domain expertise, combined with our ability to offer multiple applications, services and integrated solutions, enhances our competitiveness against companies with more limited offerings. Our ability to innovate and scale digital payments and solutions has been a competitive advantage as well.

Research and Development

Our research and development activities primarily relate to the modernization of our proprietary core processing software applications and the design and development of next generation digital solutions, processing systems, software applications and risk management platforms. We expect to continue our practice of investing an appropriate level of resources to maintain, enhance and extend the functionality of our proprietary systems and software applications, to develop new and innovative software applications and systems to address emerging technology trends in response to the needs of our clients and to enhance the capabilities of our outsourcing infrastructure. In addition, we intend to offer solutions compatible with new and emerging delivery channels.

As part of our research and development process, we evaluate current and emerging technology for compatibility with our existing and future software platforms. To this end, we engage with various hardware and software vendors in the evaluation of various new and existing technologies. Where appropriate, we use third-party technology components in the development of our software applications and service offerings. We typically utilize enterprise license agreements or strive to ensure that either alternative suppliers or transfer rights exist in order to ensure the continuity of supply of third-party technology components used in the development of our software applications and service offerings. As a result, we are not materially dependent upon any third-party technology components. Third-party software may be used for highly specialized business functions depending on our ability to develop the functionality internally within time and budget constraints. Additionally, third-party software may be used for routine, commonplace functions within a technology platform environment. We work with our clients to determine the appropriate timing and approach to introduce technology or infrastructure changes to our solutions.

Government Regulation

Our solutions are subject to a broad range of complex federal, state, and international regulations and requirements, as well as requirements under the rules of self-regulatory organizations including, without limitation, federal truth-in-lending and truth-in-savings rules, federal, state and international money transmission laws, state cybersecurity protection laws, data protection and privacy laws, usury laws, laws governing state trust charters, the Equal Credit Opportunity Act, the Electronic Funds Transfer Act, the Fair Credit Reporting Act, the Fair Debt Collection Practices Act, the Bank Service Company Act, the Bank Secrecy Act, the USA Patriot Act, the U.K. Money Laundering Regulations, the U.K. Proceeds of Crime Act, the U.K. Criminal Finances Act, the EU 6th Anti-Money Laundering Directive ("EU 6th AMLD"), the Internal Revenue Code, the Employee Retirement Income Security Act, the Health Insurance Portability and Accountability Act, the Community Reinvestment Act and the Dodd-Frank Wall Street Reform and Consumer Protection Act (the "Dodd-Frank Act"), the Securities Exchange Act of 1934, the Investment Advisors Act of 1940 (the "1940 Act"), anti-corruption laws including the U.S. Foreign Corrupt Practices Act of 1977 (the "FCPA") and the U.K. Bribery Act 2010 (the "U.K. Bribery Act"), the rules and regulations of the Financial Industry Regulatory Authority ("FINRA"), the Securities and Exchange Commission ("SEC"), the Federal Financial Institutions Examination Council ("FFIEC"), the Consumer Financial Protection Bureau ("CFPB"), the Financial Conduct Authority in the U.K. ("FCA"), the Central Bank of Ireland in the Republic of Ireland ("CBI"), the Commission de Surveillance du Secteur Financier in Luxembourg ("CSSF"), the Jersey Financial Services Commission in Jersey, Channel Islands ("JFSC") and state financial services regulators (including enforcement of state cybersecurity laws). The compliance of our solutions with these and other applicable laws and regulations depends on a variety of factors, including the manner in which our clients use them. In some cases, we are directly subject to regulatory oversight and examination. In other cases, our clients are contractually responsible for determining what is required of them under applicable laws and regulations and utilize our solutions to achieve compliance with those laws and regulations. In either case, the failure of our solutions to comply with applicable laws and regulations may result in suspension or revocation of permission-based regulatory licenses, restrictions on our ability to provide those solutions, the imposition of civil fines and/or criminal penalties, and/or reputational damage. Further, regulatory authorities have the power to, among other things, enjoin "unsafe or unsound" practices, require affirmative actions to correct any violation or practice, issue administrative orders that can be judicially enforced and direct the sale of subsidiaries or other assets. We may be adversely affected by increased regulatory scrutiny or related negative publicity.

The principal areas of regulation impacting our business are the following:

- *Oversight by Banking Regulators.* As a provider of electronic data processing and back-office services to financial institutions, FIS is subject to regulatory oversight and examination by the FFIEC, an interagency body of federal banking regulators including the Federal Deposit Insurance Corporation ("FDIC"), the Office of the Comptroller of the Currency ("OCC"), the Board of Governors of the Federal Reserve System ("FRB"), the National Credit Union Administration ("NCUA") (collectively, the Federal Banking Agencies or "FBA") and the CFPB, including as part of the Multi-Regional Data Processing Servicer ("MDPS") program. The MDPS program includes technology suppliers that provide mission-critical applications for a large number of financial institutions that are regulated by multiple regulatory agencies. Periodic information technology examination assessments are performed using FFIEC Interagency guidelines to identify potential risks that could adversely affect serviced financial institutions, determine compliance with applicable laws and regulations that affect the services provided to financial institutions, and ensure the solutions we provide to financial institutions do not create systemic risk to the banking system or impact the safe and sound operation of the financial institutions for which we process. In addition, independent auditors annually review several of our operations to provide reports on internal controls for our clients. We are also subject to review and examination by state and international regulatory authorities under state and foreign laws and rules that regulate many of the same activities that are described above, including electronic data processing, payments and back-office services for financial institutions and the use of consumer information.

  Our U.S.-based wealth and retirement business holds a charter in the state of Georgia which makes us subject to the regulatory compliance requirements of the Georgia Department of Banking and Finance. As a result, we are also authorized to provide trust services in various additional states subject to additional applicable state regulations.

- *Payment Services Oversight.* Our payment services businesses provide technology services to U.S. financial institutions and are, therefore, subject to oversight and examination by the FFIEC. Our payment services businesses are also subject to regulation, supervision, and enforcement authority of numerous governmental and regulatory bodies in the jurisdictions in which they operate, which include the CFPB and U.S. state regulators. These various regulatory regimes require compliance in respect of many aspects of our payment services businesses including without limitation corporate governance and oversight functions, capital requirements, liquidity, safeguarding, fee regulation adherence, technology and cyber resilience, anti-money laundering and sanctions.

- *Anti-Money Laundering.* The Company is subject to, both directly and indirectly, various anti-money laundering laws and regulations such as the Bank Secrecy Act in the United States and the Money Laundering Regulations and Proceeds of Crime Act in the U.K. These laws, among other requirements, impose obligations to develop and implement risk-based anti-money laundering programs, file regulatory reports on large cash transactions and suspicious activity and collect and maintain certain records related to customers and transactions. Many U.S. states have similar laws that overlap with, and in some cases diverge from, U.S. federal and international laws. While these federal, state and international laws are broadly consistent, there may be circumstances where the requirements of a particular jurisdiction conflict with those of other jurisdictions. As these laws continue to develop and expand, our investment in compliance with these laws continues to grow as does the cost of ongoing compliance.

- *Sanctions.* The Company is subject to certain U.S. federal, state and international economic and trade sanctions programs such as those that are administered by the U.S. Treasury's Office of Foreign Assets Control (referred to as "OFAC"), which prohibit or restrict transactions to or from, or dealings with, specified countries and regions, their governments, and in certain circumstances, their nationals, and with individuals and entities that are specially-designated nationals, narcotics traffickers, and terrorists or terrorist organizations. Similar programs exist in a number of other jurisdictions, most notably the Office of Financial Sanctions Implementation (OFSI) in the U.K., European Union Sanctions, and United Nations Sanctions. We have implemented policies, procedures, and internal controls that are designed to comply with economic sanctions programs. Those policies and procedures require the screening of third parties with which the Company does business, including clients and vendors and transactions where appropriate.

- *Anti-Corruption.* The Company is subject to applicable anti-corruption laws, including the FCPA and the U.K. Bribery Act, in the jurisdictions in which it operates. Anti-corruption laws generally prohibit offering, promising, giving, or authorizing others to give anything of value, either directly or indirectly, to a government official or private party in order to influence official action or otherwise to gain an unfair business advantage, such as to obtain or retain business. The Company has implemented policies, procedures, training and internal controls that are designed to comply with such laws, rules and regulations.

- *Privacy and Data Protection.* The Company is subject to an increasing number of privacy and data protection laws, regulations and directives globally, including the General Data Protection Regulation (GDPR) in the European Union ("EU"); the California Consumer Privacy Act (CCPA) as amended by the California Privacy Rights Act (CPRA), the Virginia Consumer Data Protection Act (VCDPA), the Colorado Privacy Act (CPA), the Connecticut Personal Data Privacy and Online Monitoring Act (CTDPA), the Utah Consumer Privacy Act, the Gramm-Leach-Bliley Act (GLBA), the Fair Credit Reporting Act (FCRA), and the Health Insurance Portability and Accountability Act (HIPAA) in the United States; the United Kingdom's General Data Protection Regulation (U.K. GDPR) and Data Protection Act 2018; the General Personal Data Protection Act (LGPD) in Brazil; the China Personal Information Protection Law (PIPL); and the Japanese Act on the Protection of Personal Information (APPI) (referred to collectively as "Privacy Laws"). Many of these Privacy Laws place restrictions on the Company's ability to efficiently transfer, access and use personal data across its business. The legislative and regulatory landscape for privacy and data protection continues to evolve.

  Our financial institution clients operating in the U.S. are required to comply with privacy regulations imposed under the GLBA and numerous similar state laws. GLBA and those state laws place restrictions on the use of non-public personal information. All financial institutions must disclose detailed privacy policies to their customers and offer them the opportunity to direct the financial institution not to share information with third parties. The regulations under

GLBA, however, permit financial institutions to share information with non-affiliated parties who perform services for the financial institutions. As a provider of solutions to financial institutions, we are required to comply with the Privacy Laws and are bound by the same limitations on disclosure of the information received from our clients as apply to the financial institutions themselves. A determination that there have been violations of Privacy Laws could expose us to significant damage awards, fines and other penalties that could, individually or in the aggregate, materially harm our business and reputation. Certain operations of the Company are also subject to the newer, comprehensive, U.S. state-level Privacy Laws that provide consumers with additional data protection rights, including the right to be informed about the personal information collected by third parties and the use of that personal information, and which also impose obligations on companies in connection with the use of personal information.

The Company is subject to the E.U.'s GDPR, which applies to all organizations processing the personal data of individuals in the E.U., regardless of where such organization is based. The GDPR has heightened our privacy and data protection compliance obligations, impacted our businesses' collection, processing and retention of personal data and imposed stricter standards for reporting data breaches.

- *Oversight by Securities Regulators.* Our subsidiary that conducts our broker-dealer business in the U.S. is registered as a broker-dealer with the SEC, is a member of FINRA, and is registered as a broker-dealer in numerous states. Our broker-dealer is subject to regulation and oversight by the SEC. In addition, FINRA, a self-regulatory organization that is subject to oversight by the SEC, adopts and enforces rules governing the conduct, and examines the activities, of its member firms, including our broker-dealer. State securities regulators and various exchanges, including the New York Stock Exchange, also have regulatory or oversight authority over our broker-dealer. Broker-dealers are subject to regulations that cover all aspects of the securities business, including sales methods, trade practices among broker-dealers, public and private securities offerings, use and safekeeping of customers' funds and securities, capital structure, record keeping, the financing of customers' purchases and the conduct and qualifications of directors, officers and employees. In particular, as a registered broker-dealer and member of a self-regulatory organization, we are subject to the SEC's uniform net capital rule, Rule 15c3-1. Rule 15c3-1 specifies the minimum level of net capital a broker-dealer must maintain and also requires that a significant part of a broker-dealer's assets be kept in relatively liquid form. The SEC and various self-regulatory organizations impose rules that require notification when net capital falls below certain predefined criteria, limit the ratio of subordinated debt to equity in the regulatory capital composition of a broker-dealer and constrain the ability of a broker-dealer to expand its business under certain circumstances. Additionally, the SEC's uniform net capital rule imposes certain requirements that may have the effect of prohibiting a broker-dealer from distributing or withdrawing capital and requiring prior notice to the SEC for certain withdrawals of capital.

  Our subsidiaries also include an SEC-registered transfer agent. Our registered transfer agent is subject to the Securities Exchange Act of 1934 and the rules and regulations promulgated thereunder. These laws and regulations generally grant the SEC and other supervisory bodies broad administrative powers to address non-compliance with regulatory requirements. Sanctions that may be imposed for non-compliance with these requirements include the suspension of individual employees, limitations on engaging in certain activities for specified periods of time or for specified types of clients, the revocation of registrations, other censures and significant fines.

  Subsidiaries engaged in activities outside the U.S. are regulated by various government agencies in the particular jurisdiction where they are chartered, incorporated and/or conduct their business activity. For example, pursuant to the U.K. Financial Services and Markets Act 2000 ("FSMA"), certain of our subsidiaries are subject to regulations promulgated and administered by the FCA. The FSMA and rules promulgated thereunder govern all aspects of the U.K. investment business, including sales, research and trading practices, provision of investment advice, use and safekeeping of client funds and securities, regulatory capital, recordkeeping, margin practices and procedures, approval standards for individuals, anti-money laundering, periodic reporting and settlement procedures.

- *Money Transfer.* Elements of our cash access and money transmission businesses are registered as a Money Services Business and are subject to various federal, state and international laws governing money transmission, including but not limited to the USA PATRIOT Act and reporting requirements of the Bank Secrecy Act, as well as various U.S. federal, state and international sanctions requirements. These businesses may also be subject to certain state and local licensing requirements. The Financial Crimes Enforcement Network, state attorneys general, and other agencies have enforcement responsibility over laws relating to money laundering, currency transmission, and licensing. In applicable states, we have obtained money transmitter licenses. However, changes to state money transmission laws and regulations, including changing interpretations and the implementation of new or varying regulatory requirements, may result in the need for additional or expanded money transmitter licenses, additional capital allocations or changes in the way in which we deliver certain solutions.

- *Consumer Reporting and Protection.* Our decision solutions subsidiary, ChexSystems, maintains a database of consumer information used to provide various account opening services including credit scoring analysis and is subject to the Federal Fair Credit Reporting Act ("FCRA") and similar state laws. The FCRA regulates consumer reporting agencies ("CRAs"), including ChexSystems, and governs the accuracy, fairness, and privacy of information in the files of CRAs that engage in the practice of assembling or evaluating certain information relating to consumers for certain specified purposes. CRAs are required to follow reasonable procedures to assure maximum possible accuracy of information concerning the individual about whom the report relates and, if a consumer disputes the accuracy of any information in the consumer's file, to conduct a reasonable investigation within statutory timelines. The FCRA imposes many other requirements on CRAs and users of consumer report information. Regulatory enforcement of the FCRA is under the purview of the United States Federal Trade Commission, the CFPB, and state attorneys general, acting alone or in concert with one another. CRAs are also regulated by a number of states, including New York, with consumer reporting laws that are not pre-empted by the FCRA. In furtherance of our objectives of data accuracy, fair treatment of consumers, protection of consumers' personal information, and compliance with these laws, we have made considerable investment to maintain a high level of security for our computer systems in which consumer data resides, and we maintain consumer relations call centers to facilitate accurate and timely handling of consumer requests for information and handling disputes. We also are focused on ensuring our operating environments safeguard and protect consumer's personal information in compliance with these laws.

  Our consumer reporting and consumer-facing businesses are subject to CFPB Bulletin 2013-7 (a successor to the former Regulation AA - Unfair Deceptive Acts or Practices), which defines Unfair, Deceptive or Abusive Acts or Practices ("UDAAP"). This specific bulletin states that UDAAPs can cause significant financial injury to consumers, erode consumer confidence, and undermine fair competition in the financial marketplace. Original creditors and other covered persons and service providers under the Dodd-Frank Act involved in collecting debt related to any consumer financial product or service are subject to the prohibition against UDAAPs in the Dodd-Frank Act.

- *Debt Collection.* Our collection services are subject to the Federal Fair Debt Collection Practices Act and various state collection laws and licensing requirements. The Federal Trade Commission, as well as state attorneys general and other agencies, have enforcement responsibility over the collection laws, as well as the various credit reporting laws.

The foregoing list of laws and regulations to which our Company is subject is not exhaustive, and the regulatory framework governing our operations changes continuously. Enactment of new laws and regulations may increasingly affect the operations of our business, directly and indirectly, which could result in substantial regulatory compliance costs, litigation expense, adverse publicity, and/or loss of revenue.

Human Capital Management

Employee Population

As of December 31, 2023, we had more than 60,000 employees, including over 38,000 employees principally employed outside of the U.S. None of our U.S. workforce currently is unionized. Approximately 10,000 of our employees, primarily in Brazil and Europe, are represented by labor unions or works councils as of December 31, 2023. As of February 1, 2024, following the completion of the Worldpay Sale, we had approximately 52,000 employees, including over 33,000 employees principally employed outside of the U.S. and approximately 7,000 employees represented by labor unions or works councils. This total excludes a number of employees in certain jurisdictions who are providing services exclusively for Worldpay, pursuant to an employee leasing agreement entered into between FIS and Worldpay as part of the transition services arrangements executed at the closing of the Worldpay Sale, for up to five months after the closing, after which they are expected to transfer to Worldpay.

In addition to our employees, we also benefit from the services of independent contractors and consultants.

Health and Safety

The health and safety of our employees is a key priority. We have implemented a comprehensive wellness program focused on all aspects of employee wellness – physical, mental, social, and financial. Initiatives under this program are designed to promote healthy lifestyle habits. In 2023, we began offering mental health training to all managers and are expanding the training opportunity to all employees. We continue to operate FIS Cares, a global colleague-funded giving program designed to help our employees in times of need. We remain committed to providing a safe working environment that minimizes health risks and prioritizes physical safety above any other needs of the organization.

Corporate Culture / Inclusion and Diversity

Our culture stems from embracing our corporate values as we work together to win as one team, lead with integrity and strive to 'be the change' for our colleagues, clients and communities. The Company believes that inclusion and diversity are at the core of our corporate values. The diversity of our workforce helps us use our collective strengths to innovate and deliver the best solutions for our clients. Our Board of Directors and senior leaders are united in championing inclusion and diversity within our workforce. Oversight of the FIS Inclusion & Diversity strategy is led by the Chief Inclusion and Diversity Officer and championed by an Enterprise Inclusion and Diversity Council chaired by the Chief People Officer and includes participation and leadership of senior executives of the Company. Further, the Company sponsors Inclusion Networks, which are led by employees who share common backgrounds and experiences. These groups support their members while promoting the Company's overall goal of fostering an inclusive work environment. Current FIS Inclusion Networks include Women, Asian and Pacific Islander, Black, Hispanic and Latinx, Disability, LGBTQ+, Rising Professionals, Veterans, and Working Families. The Chief Executive Officer and the Chief People Officer regularly update the Company's Board of Directors on human capital management and inclusion and diversity initiatives.

Talent Management

Along with our clients and communities, our people are primary stakeholders in our organization, and so we place a strategic priority on developing our talent and fostering a culture aligned with our corporate values and in which colleagues receive the support needed to grow their careers.

Our talent development program provides an enterprise-wide, systematic foundation for career development tied to learning paths that enable skills acquisition. Our talent practices are based on a future-focused development approach to equip FIS colleagues and leaders with the skills required to enable business growth and exceed the needs of our clients. Our employees have a learning roadmap to 'Build our Leaders of Tomorrow' which is supported by access to an extensive selection of online self-paced learning resources, virtual instructor-led and face-to-face development offerings, and targeted development programs for high-potential and senior management employees. We engage in executive-level succession planning and provide extensive opportunities to apply for open roles within the Company. Our talent development practices are underpinned by a comprehensive performance feedback culture that includes robust performance reviews. We have also invested in our hiring program for recent college graduates, who are critical to building our pipeline of future leaders, and have implemented a program to help eligible participants pay down their college tuition debt.

Available Information

Our website address is www.fisglobal.com. We make our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, and Current Reports on Form 8-K, and any amendments to those reports, available, free of charge, on that website as soon as reasonably practicable after we file or furnish them to the SEC. Our Corporate Governance Policy and Code of Business Conduct and Ethics are also available on our website and are available in print, free of charge, to any shareholder who mails a request to the Corporate Secretary, Fidelity National Information Services, Inc., 347 Riverside Avenue, Jacksonville, FL 32202 USA. Other corporate governance-related documents can be found at our website as well. However, the information found on our website is not a part of this or any other report.

Item 1A.   *Risk Factors*

In addition to the normal risks of business, we are subject to significant risks and uncertainties, including those listed below and others described elsewhere in this Annual Report on Form 10-K. Any of the risks described herein could result in a significant adverse effect on our business, financial condition or results of operations.

<u>**Risks Related to Our Business and Operations**</u>

Security breaches, privacy breaches, cyberattacks, unintentional disclosures of confidential information, third-party breaches, or a failure to comply with information security laws or regulations, contractual provisions or industry security requirements by FIS, or our vendors, or technology partners, could harm our business by disrupting delivery of services, damaging our reputation and resulting in a breach of one or more client contracts or regulatory investigations, enforcement actions or fines.

Cybersecurity is fundamental to FIS' complex, global business. FIS and its vendors and technology partners electronically receive, process, store and transmit sensitive and confidential information of FIS' clients, such clients' customers and business partners. FIS collects consumer personal data, such as names and addresses, Social Security Numbers, driver's license numbers, financial account numbers, transactional history, cardholder data and payment history records. Such information is necessary to support our clients' transaction processing and to conduct our check authorization and collection businesses. Our information systems are dependent upon hardware, software, and other technological components that are both developed by FIS and provided by third parties. These components sometimes require patches, updates, or remediation of known or potential vulnerabilities. Implementation challenges in timely completing these tasks can lead to security vulnerabilities that expose FIS, its systems and data to potential compromise or interruption. The uninterrupted operation of information systems operated by FIS and others, as well as the confidentiality of the customer/consumer information that resides on such systems, is critical to the successful operation of FIS. For that reason, security or privacy breaches are some of the principal operational risks FIS faces as a provider of services to financial institutions and businesses, and, like other such providers, FIS is a regular target of third-party attempts to identify and exploit system vulnerabilities and/or penetrate or bypass our security measures in order to gain unauthorized access to our networks and systems. If FIS fails to maintain an adequate security infrastructure, adapt to emerging security threats (such as the use of artificial intelligence by threat actors in furtherance of cyber attacks), identify security vulnerabilities, prevent unauthorized access, identity theft or other cybersecurity risks (e.g., distributed denial of service, ransomware, and other cyber attacks), manage vendor or supply chain cybersecurity risks, or implement sufficient security standards and technology to protect against security or privacy breaches, the confidentiality of the information FIS secures could be compromised. Unauthorized access to or abuse of authorized access to the computer systems or databases of FIS or our vendors could result in the theft or publication of confidential information and personal data, the deletion or modification of records, disruption of service delivery, installation of malware, and the potential need to pay ransom, or otherwise cause interruptions in FIS' operations. These issues in turn could give rise to legal actions from clients and/or such clients' customers, regulatory investigation or enforcement activity, losses and expenses associated with such events, and damage to FIS' reputation. Because FIS serves a diverse client base with different technology and service needs, we must continue to work to enhance our ability to manage the risks from the resulting diversity in potential security attacks.

As a provider of services to financial institutions and businesses, FIS is bound by many of the same limitations on disclosure of the information FIS receives from clients as apply to the clients themselves. If FIS fails to comply with these regulations and industry security requirements, including those imposed by the payment card industry through its digital security standards and other rules, it could be exposed to damages from legal actions from clients and/or their customers, governmental proceedings, governmental notice requirements, and the imposition of significant fines or prohibitions on providing services. FIS is a highly regulated entity and is subject to a myriad of complex, evolving regulations and standards, including cybersecurity and privacy laws, regulations and industry standards. In addition, if more restrictive privacy laws, data protection rules or industry security requirements are adopted in the future on the federal or state level, or by a non-U.S. jurisdiction in or from which we serve clients, or by a specific industry body, those changes could have an adverse impact on FIS through increased costs or by imposing changes or inefficiencies on business processes.

A material privacy or security incident may trigger SEC disclosure obligations, other applicable disclosure requirements, or be disclosed publicly even if there is no legally required disclosure. Incident disclosure may increase the risks of lawsuits or government enforcement action related to incidents, increase attention to malicious actors, and lead to greater regulatory scrutiny more generally. The occurrence of any such incidents, and the related responses (if any) by regulators or third parties, may result in adverse publicity and reputational harm to us.

If FIS is unable, or appears to be unable, to prevent cybersecurity or privacy breaches, we risk reputational damage. Our existing clients could lose confidence in FIS' systems and thus choose to terminate their agreements with FIS. Such reputational harm could also inhibit FIS' ability to attract new clients; potentially increase government, regulatory, or media scrutiny; or give rise to new regulatory requirements that adversely affect FIS' ability to do business in one or more parts of the world.

If we fail to innovate or adapt our solutions to changes in technology or in the marketplace, or if our ongoing efforts to upgrade or implement our technology are not successful, we could lose clients, or our clients could lose customers, and we could have difficulty attracting new clients for our solutions.

The markets for our solutions are characterized by constant technological changes, frequent introductions of new solutions and evolving industry standards. Our future success will be significantly affected by our ability to enhance our current solutions and develop and introduce new solutions and services that address the increasingly sophisticated needs of our clients and their customers. In addition, as more of our revenue and market demand shifts to software as a service ("SaaS"), business process as a service ("BPaaS"), cloud, and new emerging technologies, the need to keep pace with rapid technology changes becomes more acute. These initiatives carry the risks associated with any new solution development effort, including cost overruns, delays in delivery and implementation, and performance issues. There can be no assurance that we will be successful in developing, marketing and selling new solutions or enhancements that meet these changing demands. If we are not successful in these efforts, we could lose clients, or our clients could lose customers, and we could have difficulty attracting new clients for our solutions. Any of these developments could have an adverse impact on our future revenue and/or business prospects.

We operate in a competitive business environment; if we are unable to compete effectively, our business, financial condition or results of operations may be adversely affected.

The market for our solutions is intensely competitive. Our competitors in Banking and Capital Markets vary in size and in the scope and breadth of the solutions and services they offer. Some of our competitors have substantial resources. We face direct competition from third parties, and because many of our larger potential clients have historically developed their key applications in-house and therefore view their system requirements from a make-versus-buy perspective, we also often compete against our potential clients' in-house capacities. In addition, the markets in which we compete have recently attracted increasing competition from smaller start-ups with emerging technologies which are receiving increasing investments as well as global banks (and businesses controlled by combinations of global banks) and global internet companies that are introducing competitive solutions and services into the marketplace, particularly in the payments area. Emerging technologies and increased competition may also have the effect of unbundling bank solutions and result in displacing solutions we are currently providing from our legacy systems. International competitors are also now targeting and entering the U.S. market with greater force. There can be no assurance that we will be able to compete successfully against current or future competitors or that the competitive pressures we face in the markets in which we operate will not materially adversely affect our business, financial condition, or results of operations.

Global economic, political and other conditions, including business cycles and consumer confidence, as well as geopolitical conflicts, may adversely affect our clients or trends in consumer spending, which may adversely impact the demand for our services and our revenue and profitability.

A significant portion of our revenue is derived from transaction processing fees. The global transaction processing industries depend heavily upon the overall level of consumer, business and government spending. Any change in economic factors, including a sustained deterioration in general economic conditions or consumer confidence, particularly in the U.S., or inflation and increases in interest rates in key countries in which we operate may adversely affect consumer spending, consumer debt levels and credit and debit card usage, and as a result, adversely affect our financial performance by reducing the number or average purchase amount of transactions that we service. In addition, the direct and indirect effects of geopolitical conflicts, such as the Russia-Ukraine war and the conflict between Israel and Hamas, have adversely affected, and worsening or future conflicts could materially adversely affect, global economic activity and transaction processing volumes.

When there is a slowdown or downturn in the economy, a drop in stock market levels or trading volumes, or an event that disrupts the financial markets, our business and financial results may suffer for a number of reasons. Customers may react to worsening conditions by reducing or delaying their capital expenditures in general or by specifically reducing or delaying their information technology spending. In addition, customers may seek to curtail trading operations or to lower their costs by renegotiating vendor contracts. Moreover, competitors may respond to market conditions by lowering prices and attempting to lure away our customers to lower-cost solutions. Any further protective trade policies or actions taken by the U.S. may also result in other countries reducing, or making more expensive, services permitted to be provided by U.S.-based companies. Lengthening sales cycles observed in 2022, particularly for large Banking transactions with a total contract value in excess of $50 million, persisted during most of 2023, which we believe resulted from economic uncertainty, and have had, and may continue to have, an adverse effect on our results of operations. If any of these circumstances remain in effect for an extended period of time, there could be a material adverse effect on our business, financial condition or results of operations.

Entity mergers or consolidations and business failures in the banking and financial services industry could adversely affect our business by eliminating some of our existing and potential clients and making us more dependent on a more limited number of clients.

There has been and may continue to be substantial consolidation activity in the banking and financial services industry. In addition, certain financial institutions that experienced negative operating results, including some of our clients, have failed, leading to further consolidation. These consolidations, including those spurred by failures, reduce our number of potential clients and may reduce our number of existing clients, which could adversely affect our revenue, even if the events do not reduce the aggregate activities of the consolidated entities. Further, if our clients or our partners across any of our businesses fail and/or merge with or are acquired by other entities that are not our clients or our partners, or that use fewer of our services, they may discontinue or reduce use of our services. It is also possible that larger financial institutions resulting from consolidations would have greater leverage in negotiating terms or could decide to perform in-house some or all of the services we currently provide or could provide. Any of these developments could have an adverse effect on our business, financial condition or results of operations.

Failure to obtain new clients or renew client contracts on favorable terms could adversely affect our business, financial condition or results of operations.

We may face pricing pressure in obtaining and retaining our clients. Larger clients in particular may use their negotiating leverage to seek price reductions from us when they renew a contract, when a contract is extended, or when the client's business has significant volume changes. Larger clients may also reduce services if they decide to move services in-house. Further, our smaller and mid-size clients may also exert pricing pressure, particularly upon renewal, due to competition or other economic needs or pressures being experienced by the client. On some occasions, this pricing pressure results in lower revenue from a client than we had anticipated based on our previous agreement with that client. This reduction in revenue could adversely affect our business, financial condition or results of operations.

Our business, financial condition or results of operations could be adversely affected if we experience business interruptions, errors or failure in connection with our or third-party information technology and communication systems and other software and hardware used in connection with our business, if we experience defects or design errors in the software solutions we offer, or more generally, if the third-party vendors we rely upon are unwilling or unable to provide the services we need to operate our business effectively.

Many of our services are based on sophisticated software and computing systems, and we may encounter delays when developing new technology solutions and services. Further, the technology solutions underlying our services have occasionally contained, and may in the future contain, undetected errors or defects when first introduced or when new versions are released. In addition, we may experience difficulties in installing or integrating our technologies on platforms used by our clients, or our clients may cancel a project after we have expended significant effort and resources to complete an installation. Finally, our systems and operations could be exposed to damage or interruption from fire, floods, hurricanes, earthquakes, tornadoes, typhoons, drought, high-winds, severe weather events, other natural disasters, power loss, telecommunications failure, unauthorized entry and computer viruses. Defects in our technology solutions, errors or delays in the processing of electronic transactions, or other difficulties could result in (i) interruption of business operations; (ii) delay in market acceptance; (iii) additional development and remediation costs; (iv) diversion of technical and other resources; (v) loss of clients; (vi) negative publicity; or (vii) exposure to liability claims. Any one or more of the foregoing could have an adverse effect on our business, financial condition or results of operations. Although we attempt to limit our potential liability through controls, including system redundancies, security controls, application development and testing controls, and disclaimers and limitation-of-liability provisions in our license and client agreements, we cannot be certain that these measures will always be successful in preventing disruption or limiting our liability.

Further, most of the solutions we offer are very complex software systems that are regularly updated. No matter how careful the design and development, complex software often contains errors and defects when first introduced and when major new updates or enhancements are released. If errors or defects are discovered in current or future solutions, then we may not be able to correct them in a timely manner, if at all. In our development of updates and enhancements to our software solutions, we may make a major design error that makes the solution operate incorrectly or less efficiently. The failure of software to properly perform could result in the Company and its clients being subjected to losses or liability, including censures, fines, or other sanctions by the applicable regulatory authorities, and we could be liable to parties who are financially harmed by those errors. In addition, such errors could cause the Company to lose revenue, lose clients or damage its reputation.

In addition, we generally depend on a number of third parties, both in the United States and internationally, to supply elements of our systems, computers, research and market data, connectivity, communication network infrastructure, other equipment and related support and maintenance. We cannot be certain that any of these third parties will be able to continue providing these services to meet our evolving needs effectively. If our vendors, or in certain cases vendors of our customers, fail to meet their obligations, provide poor or untimely service, or we are unable to make alternative arrangements for the provision of these services, then we may in turn fail to provide our services or to meet our obligations to our customers, and our business, financial condition or results of operations could be adversely affected.

Bank failures or sustained financial market disruptions could adversely affect our business, financial condition and results of operations.

We regularly maintain domestic cash deposits in banks that are not subject to insurance protection against loss or exceed the deposit limits. We also maintain cash deposits in foreign banks where we operate, some of which are not insured or are only partially insured. The failure of a bank, or events involving limited liquidity, defaults, non-performance or other adverse conditions in the financial or credit markets impacting financial institutions at which we maintain balances, or concerns or rumors about such events, may lead to disruptions in access to our bank deposits or otherwise adversely impact our liquidity and financial performance. There can be no assurance that our deposits in excess of the insurance limits will be backstopped by the U.S. or applicable foreign government, or that any bank or financial institution with which we do business will be able to obtain needed liquidity from other banks, government institutions or otherwise in the event of a failure or liquidity crisis.

Our clients, including those of our clients that are banks, may be similarly adversely affected by any bank failure or other event affecting financial institutions. Any resulting adverse effects to our clients' liquidity or financial performance could reduce the demand for our services or affect our allowance for credit losses and collectability of trade receivables. A significant change in the liquidity or financial position of our clients could cause unfavorable trends in receivable collections and cash flows and additional allowances for anticipated losses may be required. These additional allowances could materially adversely affect our future financial results.

In addition, instability, liquidity constraints or other distress in the financial markets, including the effects of bank failures, defaults, non-performance or other adverse developments that affect financial institutions, could impair the ability of one or more of the banks participating in our current or any future credit facilities to honor their commitments. This could have an adverse effect on our business if we were not able to replace those commitments or to locate other sources of liquidity on acceptable terms.

The Company is subject to regulation, supervision, and enforcement authority of numerous governmental and regulatory bodies in the jurisdictions in which it operates.

Because the Company is a technology service provider to U.S. financial institutions, it is subject to regular oversight and examination by the FBA, each agency of which is a member of the FFIEC, an interagency body of federal banking regulators. The FBA have broad discretion in the implementation, interpretation and enforcement of banking and consumer protection laws and use the FFIEC's uniform principles, standards and report forms in their review of bank service providers like FIS. A failure to comply with these laws, or a failure to meet the supervisory expectations of the banking regulators, could result in adverse action against the Company. The regulators have the power to, among other things, enjoin "unsafe or unsound" practices; require affirmative actions to correct any violation or practice; issue administrative orders that can be judicially enforced; direct the sale of subsidiaries or other assets; and assess civil money penalties.

The Company is also subject to ongoing supervision by regulatory and governmental bodies across the world, including economic and conduct regulators, such as OFAC, BIS, FinCEN in the U.S., the FCA and OFSI in the U.K., and regulatory and governmental bodies responsible for issuing anti-money laundering, anti-bribery, and global economic sanctions and export control regulations. These various regulatory regimes require compliance across many aspects of our activities. Among other things, such regulatory and financial crime compliance obligations require certain capital requirements, safeguarding, training, authorization and supervision of personnel, systems, processes and documentation and reporting to government entities. As we continue to grow our global business around the world, we will become subject to additional countries' regulations governing critical third-party service providers, financial crime and other regulatory areas. The failure of FIS to comply with any of these requirements could result in the suspension or revocation of a license, loss of consumer confidence, and/or the imposition of civil or criminal penalties.

We also have business operations that store, process or transmit consumer information or have direct relationships with consumers that are obligated to comply with regulations, including, but not limited to, the FCRA, the Federal Fair Debt Collection Practices Act and applicable privacy requirements and are subject to examination and oversight by the CFPB. In addition, our wealth and retirement business holds a charter in the state of Georgia, which exposes us to further regulatory compliance requirements of the Georgia Department of Banking and Finance. The U.S. wealth and retirement business is required to hold certain levels of regulatory capital as defined by the state banking regulator in Georgia. In the U.K., our Platform Securities and broker-dealer businesses are regulated by the FCA and are also subject to further regulatory capital requirements.

The Consumer Financial Protection Bureau ("CFPB") continues to establish rules and regulations for regulating financial and non-financial institutions and providers to those institutions to ensure adequate protection of consumer privacy and to ensure consumers are not impacted by deceptive business practices, as well as provide examination and supervisory authority over consumer reporting agencies, including ChexSystems. These rules and regulations govern our clients or potential clients and also govern certain of our businesses. These regulations have resulted, and may further result, in the need for FIS to make capital investments to modify our solutions to facilitate our clients' and potential clients' compliance, as well as to deploy additional processes or reporting to comply with these regulations. In the future, we may be subject to additional expense to ensure continued compliance with applicable laws and regulations and to investigate, defend and/or remedy actual or alleged violations. Further, requirements of these regulations have resulted, and could further result, in changes in our business practices, our clients' business practices and those of other marketplace participants that may alter the delivery of services to consumers, which have impacted, and could further impact, the demand for our solutions and services as well as alter the types or volume of transactions that we process on behalf of our clients. As a result, these requirements, or proposed or future requirements, could have an adverse impact on our financial condition, revenue, results of operations, prospects for future growth and overall business.

The New York Department of Financial Services has enacted rules that require covered financial institutions to establish and maintain cybersecurity programs. These rules subject FIS to additional regulation and require us to adopt additional business practices that could also require additional capital expenditures or impact our operating results. Changes to state money transmission laws and regulations, including changing interpretations and the implementation of new or varying regulatory requirements, may result in the need for additional money transmitter licenses. These changes could result in increased costs of compliance, as well as fines or penalties.

One of our subsidiaries is an SEC-registered broker-dealer in the U.S. and is subject to the financial and operational rules of FINRA, and others are authorized by the FCA to conduct certain regulated business in the U.K. Our transfer agent business is also regulated by the SEC and other regulators around the world. Domestic and foreign regulatory and self-regulatory organizations, such as the SEC, FINRA, and the FCA, can, among other things, fine, censure, issue cease-and-desist orders against, and suspend or expel a broker-dealer or its officers or employees for failure to comply with the many laws and regulations that govern brokerage activities. Regulations affecting the brokerage industry may change, which could adversely affect our business, financial condition or results of operations.

We are exposed to certain risks relating to the execution services provided by our brokerage operations to our customers and counterparties, which include other broker-dealers, active traders, hedge funds, asset managers, and other institutional and non-institutional clients. These risks include, but are not limited to, customers or counterparties failing to pay for or deliver securities, trading errors, the inability or failure to settle trades, and trade execution system failures. As trading in the U.S. securities markets has become more automated, the potential impact of a trading error or a rapid series of errors caused by a computer or human error or a malicious act has become greater. In our other businesses, we generally can disclaim liability for trading losses that may be caused by our software, but in our brokerage operations, we may not be able to limit our liability for trading losses or failed trades even when we are not at fault. As a result, we may suffer losses that are disproportionately large compared to the relatively modest profit contributions of our brokerage operations.

Moreover, the legislative and regulatory landscape continues to evolve, and we expect that it may cover alternative payment types, including digital/crypto currency. Any failure to comply with such laws and regulations could expose us to liability, regulatory scrutiny and/or reputational damage. Financial crimes laws may be interpreted and applied inconsistently from country to country and impose inconsistent or conflicting requirements. Complying with varying jurisdictional requirements could increase the costs and complexity of compliance and associated recordkeeping costs or require us to change our business practices in a manner adverse to our business.

Further, our business may be constrained by current and future laws and regulations governing the development, use and deployment of artificial intelligence (including machine learning) ("AI") technologies. These laws and regulations are continuously and rapidly evolving, and there is no single global regulatory framework for AI, creating further uncertainties regarding compliance with such laws and regulations. As a result, our ability to leverage AI could be restricted by burdensome and costly legal requirements.

If we fail to comply with relevant laws or regulations, then we risk reputational damage, potential civil and criminal sanctions, fines or other action imposed by regulatory or governmental authorities, including the potential suspension or revocation of the permission-based regulatory licenses which authorize the Company to provide core services to customers. Regulatory authorities subject our businesses, from time to time, to regulatory investigations, reviews and proceedings (both formal and informal), certain of which may result in adverse settlements, fines, penalties, injunctions or other relief. This could result in an adverse effect on FIS' business, reputation and customer relationships, which in turn could adversely affect its financial position and performance.

Many of our clients are subject to a regulatory environment and to industry standards that may change in a manner that reduces the types or volume of solutions or services we provide or may reduce the type or number of transactions in which our clients engage, and therefore reduce our revenue.

Our clients are subject to many, varied and evolving government regulations and industry standards with which our solutions must comply. Our clients must ensure that our solutions and related services work within the extensive and evolving regulatory and industry requirements applicable to them. Federal, state, foreign or industry authorities could adopt laws, rules or regulations affecting our clients' businesses that could lead to increased operating costs and could reduce the convenience and functionality of our solutions, possibly resulting in reduced market acceptance. In addition, action by regulatory authorities relating to credit availability, data usage, privacy, or other related regulatory developments could have an adverse effect on our clients and, therefore, could have a material adverse effect on our financial condition, revenue, results of operations, prospects for future growth and overall business. Elimination of regulatory requirements could also adversely affect the sales of our solutions designed to help clients comply with complex regulatory environments.

Constantly evolving global privacy, data protection and cybersecurity laws require the Company to adopt new business practices, update contractual provisions in existing and new contracts, and constantly update our global Privacy and Data Protection Program and our global Information Security Program, which may require transitional and incremental expenses and may impact our future operating results.

The Company is subject to numerous global privacy, data protection and cybersecurity laws, which are continuing to change in ways that impose increasingly complex and costly compliance obligations on FIS and that have had, and are expected to continue to have, a significant impact on FIS' operations. Failure to comply with new and evolving laws in these areas could result in significant penalties, damage to our brand, and loss of business. FIS has incurred, and will continue to incur, costs to comply with these new laws. There are also several additional laws being considered by state legislatures, the U.S. Congress, and governments around the world. As a result, a more substantial compliance effort with varying regimes in different jurisdictions is expected to continue in the future, which has the potential to further increase the costs and complexities of FIS' business. Moreover, privacy, data protection and cybersecurity laws may be interpreted and applied inconsistently from country to country and impose inconsistent or conflicting requirements. Complying with varying jurisdictional requirements could increase the costs and complexity of compliance and associated recordkeeping costs or require us to change our business practices in a manner adverse to our business and to incur additional costs. Data localization requirements in evolving privacy, data protection and cybersecurity laws could also increase the cost and alter the approach to housing data around the world. In addition, our businesses are increasingly subject to laws and regulations relating to digital transformation, surveillance, cyber resilience, encryption, and data onshoring in the jurisdictions in which we operate. In particular, U.K. and European regulators are increasingly seeking to mitigate cyber threats and enhance digital resilience within the financial system through new regulations targeting the provision of critical third-party technology services. Compliance with these laws and regulations may require us to change our technology for information security, operational infrastructure, policies, and procedures, which could be time-consuming and costly and may result in additional regulatory burdens for the Company. Furthermore, compliance with these laws and regulations may indirectly impact the Company in circumstances where it acts as a third-party service provider to clients, who are themselves subject to these laws and regulations, and will expect the Company to take appropriate steps to support them in achieving compliance.

High profile digital banking security breaches could impact consumer payment behavior patterns in the future and reduce our transaction volumes.

We are unable to predict whether or when high profile digital banking security breaches will occur and if they occur, whether consumers will reduce their digital banking service. If consumers reduce digital banking services, and we are not able to adapt to offer our clients alternative technologies, then our revenue and related earnings could be adversely affected.

Misappropriation of our intellectual property and proprietary rights or a finding that our patents are invalid could impair our competitive position.

Our ability to compete depends in some part upon our proprietary solutions and technology. Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to copy aspects of our solutions or to obtain and use information that we regard as proprietary or challenge the validity of our patents with governmental authorities. Policing unauthorized use of our proprietary rights is difficult. We cannot make any assurances that the steps we have taken will prevent misappropriation of technology or that the agreements entered into for that purpose will be enforceable. Effective patent, trademark, service mark, copyright, and trade secret protection may not be available in every country in which our applications and services are made available online. Misappropriation of our intellectual property or potential litigation concerning such matters could have an adverse effect on our business, financial condition or results of operations. As we increase our international business, we are subject to further risks of misappropriation of our intellectual property in countries which have laws which are less protective of intellectual property or are enforced in a less protective manner.

If our applications or services are found to infringe the proprietary rights of others, then we may be required to change our business practices and may also become subject to significant costs and monetary penalties.

As our information technology applications and services develop, we are increasingly subject to infringement claims. Any claims, whether with or without merit, could (i) be expensive and time-consuming to defend; (ii) result in an injunction or other equitable relief which could cause us to cease making, licensing or using applications that incorporate the challenged intellectual property; (iii) require us to redesign our applications, if feasible; (iv) divert management's attention and resources; and (v) require us to enter into royalty or licensing agreements in order to obtain the right to use necessary technologies or pay damages resulting from any infringing use.

Some of our solutions contain "open source" software, and any failure to comply with the terms of one or more of these open source licenses could adversely affect our business.

We use a limited amount of software licensed by its authors or other third parties under so-called "open source" licenses and may continue to use such software in the future. Some of these licenses contain requirements that we make available source code for modifications or derivative works we create based upon the open source software and that we license such modifications or derivative works under the terms of a particular open source license or other license granting third parties certain rights of further use. By the terms of certain open source licenses, we could be required to release the source code of our proprietary software if we combine our proprietary software with open source software in a certain manner. Additionally, the terms of many open source licenses have not been interpreted by U.S. or other courts, and there is a risk that these licenses could be construed in a manner that could impose unanticipated conditions or restrictions on our ability to commercialize our solutions. In addition to risks related to license requirements, usage of open source software can lead to greater risks than use of third-party commercial software, as open source licensors generally do not provide warranties or controls on origin of the software. We have established processes to help alleviate these risks, including a review process for screening requests from our development organizations for the use of open source, but we cannot be sure that all open source is submitted for approval prior to use in our solutions. In addition, many of the risks associated with usage of open source cannot be eliminated, and could, if not properly addressed, adversely affect our business.

Using and/or incorporating AI technologies into our business poses additional risks and uncertainties that could have the potential to harm our reputation and could have a material adverse effect on our business, financial condition or results of operations.

While we believe AI has the potential to increase the value of the solutions and services we deliver to our clients, we recognize that incorporating AI technologies into our business generates a variety of risks and uncertainties. In particular, AI algorithms may generate inaccurate, unintended, unfair or discriminatory outcomes, which may not be easily detectable or explainable, and may inadvertently breach intellectual property, privacy or other rights, as well as confidential information. These outcomes, or the risk of these outcomes, may damage our reputation or have other unintended consequences if we are not successful in mitigating these emerging risks.

Further, if we are unsuccessful in identifying opportunities to expand our portfolio with artificial intelligence capabilities to strengthen or maintain our market position or enhance our customers' experiences, we may have a competitive disadvantage in developing new products and operating our business and our customers may prefer different solutions.

These and other AI-related risks may emerge or change on a rapid timeframe that may make it difficult for us to predict or to respond to such risks.

Lack of system integrity, fraudulent payments, credit quality, and undetected errors related to funds settlement or the availability of clearing services could result in a financial loss.

We settle funds on behalf of financial institutions, other businesses and consumers and receive funds from clients, card issuers, payment networks and consumers on a daily basis for a variety of transaction types. Transactions facilitated by us include debit card, credit card, electronic bill payment transactions, banking payments and check clearing that supports consumers, financial institutions and other businesses. These payment activities rely upon the technology infrastructure that facilitates the verification of activity with counterparties, the facilitation of the payment as well as the detection or prevention of fraudulent payments. A compromise of our continuity of operations, integrity of processing, or ability to detect or prevent fraudulent payments could result in a financial loss to us. In addition, we rely on various financial institutions to provide Automated Clearing House ("ACH") services in support of funds settlement for certain of our solutions. An inability to obtain such ACH services in the future could have a material adverse effect on our business, financial condition or results of operations. In addition, we may issue credit to consumers, financial institutions or other businesses as part of the funds settlement. A default on this credit by a counterparty could result in a financial loss to us. Furthermore, if one of our clients for which we facilitate settlement suffers a fraudulent event due to a deficiency in their controls, then we may suffer a financial loss if the client does not have sufficient capital to cover the loss.

Our business is subject to the risks of international operations, including movements in foreign currency exchange rates.

The international operations of FIS represented approximately 22% of our total 2023 revenue and are largely conducted in currencies other than the U.S. Dollar, including the British Pound Sterling, Euro, Brazilian Real, Swedish Krona, Australian Dollar and Indian Rupee. FIS continues to expand its international presence. Our business, financial condition or results of operations could be adversely affected due to a variety of factors, including the following:

- changes in a specific country or region's political and cultural climate or economic condition, including change in governmental regime;
- unexpected or unfavorable changes in foreign laws, regulatory requirements and related interpretations;
- difficulty of effective enforcement of contractual provisions in local jurisdictions;
- inadequate intellectual property protection in foreign countries;
- trade-protection measures, import or export licensing requirements such as Export Administration Regulations promulgated by the U.S. Department of Commerce and fines, penalties or suspension or revocation of export privileges;
- trade sanctions imposed by the U.S. or other governments with jurisdictional authority over our business operations;
- the effects of applicable and potentially adverse foreign tax law changes;
- significant adverse changes in foreign currency exchange rates;
- lesser enforcement of intellectual property laws and protections internationally;
- longer accounts receivable cycles;
- managing a geographically dispersed workforce;
- trade treaties, tariffs or agreements that could adversely affect our ability to do business in affected countries; and
- compliance with the FCPA and OFAC regulations, particularly in emerging markets.

As we expand our international operations, more of our clients may pay us in foreign currencies. Conducting business in currencies other than the U.S. Dollar subjects us to foreign currency exchange rate fluctuations that can negatively impact our results, period to period, including relative to analyst estimates or guidance. Our primary exposure to movements in foreign currency exchange rates relates to the British Pound Sterling, Euro, Brazilian Real, Swedish Krona, Australian Dollar and Indian Rupee. The U.S. Dollar value of our net investments in foreign operations, the periodic conversion of foreign-denominated earnings to the U.S. Dollar (our reporting currency), and our results of operations and, in some cases, cash flows, could be adversely affected in a material manner by movements in foreign currency exchange rates. These risks could cause an adverse effect on our business, financial condition or results of operations. For more information on our exposure to foreign currency risk, see "Foreign Currency Risk" in "Item 7A. Quantitative and Qualitative Disclosures About Market Risk."

Failure to comply with anti-bribery and anti-corruption laws could subject us to penalties and other adverse consequences.

We are subject to the FCPA, the U.K. Bribery Act, and other anti-bribery and anti-corruption laws in various countries around the world. The FCPA, the U.K. Bribery Act and similar applicable laws generally prohibit companies, as well as their officers, directors, employees and third-party intermediaries, business partners and agents, from making improper payments or providing other improper things of value to government officials or other persons for the purpose of obtaining or retaining business abroad or otherwise obtaining favorable treatment. The FCPA also requires that U.S. public companies maintain books and records that fairly and accurately reflect transactions and maintain an adequate system of internal accounting controls.

We conduct business in many foreign countries, including a number of countries with developing economies, and many of our employees, third-party intermediaries and agents in such countries may have direct or indirect interactions with officials and employees of government agencies, state-owned or affiliated entities and other third parties where we may be held liable if they take actions in violation of these laws, even if we do not explicitly authorize them. Although our policies and procedures require compliance with these laws and are designed to facilitate compliance with these laws, we do business in many countries all over the world and cannot assure that our employees, contractors or agents somewhere in the world will not take actions in violation of applicable laws or our policies, for which we may be ultimately held responsible.

In the event that we believe or have reason to believe that our employees, contractors or agents have or may have violated such laws, we may be required to investigate or to have outside counsel investigate the relevant facts and circumstances. Detecting, investigating and resolving actual or alleged violations can be an extensive process and require a significant diversion of time, resources and attention from senior management. Further, we cannot assure that any such investigation will successfully uncover all relevant facts and circumstances. Any violation of the FCPA, the U.K. Bribery Act or other applicable anti-bribery or anti-corruption laws could result in whistleblower complaints, adverse media coverage, investigations, loss of export privileges, and criminal or civil sanctions, penalties and fines, any of which could adversely affect our business, financial condition or results of operations.

We have businesses in emerging markets that may experience significant economic volatility.

We have operations in emerging markets, primarily in Latin America, India, Southeast Asia, the Middle East and Africa. These emerging market economies tend to be more volatile than the more established markets we serve in North America and Europe, which could add volatility to our future revenue and earnings.

Acts of war or terrorism, international conflicts, political instability, natural disasters, or widespread outbreak of an illness could negatively affect various aspects of our business, including our workforce and our business partners, make it more difficult and expensive to meet our obligations to our customers, and result in reduced revenue from our customers.

Our global operations are susceptible to global events, including threats or acts of war, such as the Russia-Ukraine war and the Israel-Hamas conflict, threats or acts of terrorism, international conflicts, political instability and natural disasters. We are also susceptible to a widespread outbreak of an illness or other health issue, such as the COVID-19 pandemic. These events can spread to different locations across the globe and can have an adverse effect on the global economy, reducing consumer and corporate spending upon which our revenue depends. Individual employees can become ill, quarantined, or otherwise unable to work and/or travel due to health reasons or governmental restrictions. Some of our operations are in countries where the effects of a widespread illness could be magnified due to health care systems that are less well-developed than in the U.S. The occurrence of any of these events could have an adverse effect on our business, financial condition or results of operations.

The direct and indirect effects of climate change, including increased legal and regulatory scrutiny, could adversely affect our business.

We may be subject to increased costs, regulations, reporting requirements, standards or expectations regarding climate change-driven impacts on our business. While we seek to mitigate our business risks associated with climate change as part of our sustainability, environmental, social and governance (ESG) strategy, some of these risks may persist. Changing market dynamics, global policy developments, heightened focus from governmental, media, community, industry and investor stakeholders, and increasing frequency and impact of extreme weather events all have the potential to disrupt our business or the businesses of our customers, vendors and technology partners. Any of these developments could adversely affect our business, financial condition or results of operations.

Failure to attract and retain talent, including senior management and highly skilled technology personnel, could harm our ability to grow.

Our future success depends upon our ability to attract and retain talent in a competitive market, including senior management personnel and highly-skilled technology personnel. The competitive nature of this market is also affected by wage inflation, which generally increases the cost of talent. Because the development of our solutions and services requires knowledge, skills and abilities to create, develop and implement our software solutions in new areas on a continuing basis, we are competing for talented people with such knowledge, skills and abilities in new and developing technologies. Competition for such technical personnel is intense, as is the competition for senior management to lead these efforts, and our failure to hire and retain talented personnel could have a material adverse effect on our business, financial condition or results of operations.

Our future growth will also require sales and marketing, financial, legal and administrative personnel to develop and support new solutions and services, to enhance and support current solutions and services and to expand operational and financial systems. There can be no assurance that we will be able to attract and retain the necessary personnel to accomplish our growth strategies, and we may experience constraints that could adversely affect our ability to satisfy client demand in a timely fashion.

Our ability to maintain compliance with applicable laws, rules and regulations and to manage and monitor the risks facing our business relies upon the ability to maintain skilled compliance, legal, security, risk and audit professionals. Competition for such skill sets is intense, and our failure to hire and retain talented personnel could have an adverse effect on our internal control environment and impact our operating results.

Our senior management team has significant experience in the financial services industry, and the loss of this leadership could have an adverse effect on our business, operating results and financial condition. Further, the loss of this leadership may have an adverse impact on senior management's ability to provide effective oversight and strategic direction for all key functions within the Company, which could impact our future business, financial condition or results of operations.

We are the subject of various legal proceedings that could have an adverse effect on us.

We are involved in various litigation matters in the ordinary course of business, including in some instances class-action cases and patent infringement litigation. If we are unsuccessful in our defense of litigation matters, we may be forced to pay damages and/or change our business practices, any of which could have an adverse effect on our business, financial condition or results of operations.

Unfavorable resolution of tax contingencies or unfavorable future tax law changes could adversely affect our tax expense.

Our tax returns and positions are subject to review and audit by federal, state, local and international taxing authorities. An unfavorable outcome to a tax audit could result in higher tax expense and could negatively impact our effective tax rate, financial position, results of operations and cash flows in the current and/or future periods. On December 15, 2022, the European Union ("EU") Member States formally adopted the EU's Pillar Two Directive, which generally provides for a minimum effective tax rate of 15%, as established by the Organization for Economic Co-operation and Development Pillar Two Framework that was supported by over 130 countries worldwide. The EU effective dates are January 1, 2024, and January 1, 2025, for different aspects of the directive. A significant number of countries are also implementing similar legislation. We are monitoring developments, including countries that have enacted legislation, and do not currently expect a material adverse impact to the financial statements. We will continue to evaluate Pillar Two legislation and other future tax law changes that could result in negative impacts. In addition, tax-law amendments in the U.S. and other jurisdictions could significantly impact how U.S. multinational corporations are taxed. Although we cannot predict whether or in what form such legislation will pass, if enacted it could have an adverse effect on our business and financial results.

A material weakness in our internal controls could have a material adverse effect on us.

Effective internal controls are necessary for us to provide reasonable assurance with respect to our financial reports and to adequately mitigate risk of fraud. If we cannot provide reasonable assurance with respect to our financial reports and adequately mitigate risk of fraud, our reputation and operating results could be harmed. Internal control over financial reporting may not prevent or detect misstatements because of its inherent limitations, including the possibility of human error, the circumvention or overriding of controls, or fraud. Therefore, even effective internal controls can provide only reasonable assurance with respect to the preparation and fair presentation of financial statements. In addition, projections of any evaluation of effectiveness of internal control over financial reporting to future periods are subject to the risk that the control may become inadequate because of changes in conditions or that the degree of compliance with the policies or procedures may deteriorate.

A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Company's annual or interim financial statements will not be prevented or detected on a timely basis. A material weakness in our internal control over financial reporting could adversely impact our ability to provide timely and accurate financial information. If we are unable to report financial information timely and accurately or to maintain effective disclosure controls and procedures, our business, financial condition or results of operations could be adversely affected.

We may not be able to achieve the cost savings target of our Future Forward program.

One of the goals of our ongoing Future Forward initiative is to achieve significant cost savings across the enterprise. We have reiterated a cash savings target of $1 billion, of which over 75 percent represents run-rate cash savings, on a continuing operations basis exiting 2024. We may not be able to achieve this cost savings target on our desired timeframe, or at all, for many reasons, including contractual constraints, potential operational disruptions to our business, or unanticipated business costs or inefficiencies. If we are unable to achieve the financial goals set by Future Forward, or if our efforts as part of Future Forward result in unintended disruptions to our business, our business, financial condition or results of operations could be adversely affected.

<u>Risks Related to Business Combinations and Ventures</u>

We may not achieve the anticipated benefits of our recently completed Worldpay Sale, and we may also be exposed to new risks following the sale.

On January 31, 2024, we completed the Worldpay Sale. We may not realize the anticipated strategic, financial, operational or other benefits from the sale within the expected timeframe, in full or at all, and there can be no assurance that the costs or revenue or expense dis-synergies of the sale will not ultimately exceed anticipated amounts. The anticipated benefits to us from the sale, including our retention of a 45% equity interest in the Joint Venture that owns the assets and liabilities of the Worldpay Merchant Solutions business, are based on a number of assumptions, some of which may prove incorrect. While we have certain governance rights in the form of board representation and veto rights over certain significant actions that enable us to exercise some influence, we no longer control the management or policies of the Worldpay business. To the extent of our investment in Worldpay, we are exposed to all of the business risks applicable to its results of operations and financial condition, many of which are similar to the risks to which our wholly-owned operations are subject, such as risks arising from economic conditions and reductions in consumer spending, as well as to other risks which apply specifically to the merchant acquiring business.

As a result of the sale, our operational and financial profiles have changed. While the sale has enabled us to focus on our Banking Solutions and Capital Markets Solutions business, it has also made our revenue sources less diversified, and our results of operations, cash flows, working capital and financing requirements will be more exposed to developments affecting financial institutions as a result of the increased concentration of our business on serving such customers. Additionally, the shares of our common stock now represent an investment in a smaller company than existed prior to the completion of the sale, and our proportionate exposure to the risks inherent in our remaining businesses has increased. Further, we have incurred and will incur various one-time or ongoing costs in connection with, or as a result of, the sale. Those costs may exceed our estimates or could negate some of the benefits we expected to realize from the sale.

We plan to use the net proceeds from the sale to retire debt and to return additional capital to shareholders through our existing share repurchase authorization, as well as for general corporate purposes, while maintaining an investment grade credit rating. These uses of the net proceeds of the sale may not improve our results of operations or cash flows or may not be achieved in the amounts or on the timelines anticipated. We are also potentially subject to unforeseen costs and expenses following the sale, including additional general and administrative costs, costs of dis-synergies, restructuring costs and other unanticipated costs and expenses. In addition, we have continuing operational and financial obligations to Worldpay pursuant to the commercial agreements and transition services agreements that were entered into between FIS and Worldpay at closing. These ongoing arrangements will require significant management and operational resources, will require us to incur costs to provide the transition services and other support we will provide to Worldpay in the near term and may reduce our ability to fully realize cost savings and efficiency initiatives that we would otherwise have been able to implement following the closing of the sale. There can be no assurance that the commercial arrangements with Worldpay, including those relating to client referrals, will result in revenue to us in anticipated amounts.

Strategic transactions, including acquisitions and divestitures, involve significant risks and uncertainties that could adversely affect our business, financial condition, results of operations and cash flows.

Strategic acquisitions and divestitures we have made in the past, and may make in the future, present significant risks and uncertainties that could adversely affect our business, financial condition, results of operations and cash flows. These risks include the following:
- difficulty in evaluating potential acquisitions, including the risk that our due diligence does not identify or fully assess valuation issues, potential liabilities or other acquisition risks;
- difficulty and expense in integrating newly acquired businesses and operations, including combining solution and service offerings, and in entering into new markets in which we are not experienced, in an efficient and cost-effective manner while maintaining adequate standards, controls and procedures, and the risk that we encounter significant unanticipated costs or other problems associated with integration;
- difficulty and expense in consolidating and rationalizing IT infrastructure and integrating acquired software;

- challenges in achieving strategic objectives, cost savings and other benefits expected from acquisitions;
- risk that our markets do not evolve as anticipated and that the strategic acquisitions and divestitures do not prove to be those needed to be successful in those markets;
- risk that acquired systems expose us to cybersecurity and other data security risks;
- costs to reach appropriate standards to protect against cybersecurity and other data security risks or timeline to achieve such standards may exceed those estimated in diligence;
- risk that acquired companies are subject to new regulatory regimes or oversight where we have limited experience that may result in additional compliance costs and potential regulatory penalties;
- risk that we assume or retain, or that companies we have acquired have assumed or retained or otherwise become subject to, significant liabilities that exceed the limitations of any applicable indemnification provisions or the financial resources of any indemnifying parties;
- risk that indemnification related to businesses divested or spun-off that we may be required to provide or otherwise bear may be significant and could negatively impact our business;
- risk of exposure to potential liabilities arising out of applicable state and federal fraudulent conveyance laws and legal distribution requirements from spin-offs in which we or companies we have acquired were involved;
- risk that we may be responsible for U.S. federal income tax liabilities related to acquisitions or divestitures;
- risk that we are not able to complete strategic divestitures on satisfactory terms and conditions, including non-competition arrangements applicable to certain of our business lines, or within expected time frames;
- potential loss of key employees or customers of the businesses acquired or to be divested; and
- risk of diverting the attention of senior management from our existing operations.

We have substantial goodwill and other intangible assets recorded as a result of acquisitions, and a severe or extended economic downturn could cause these assets to become impaired, requiring write-downs that would reduce our operating income.

As of December 31, 2023, goodwill aggregated to $17.0 billion, or 31% of total assets, and intangible assets aggregated to $1.8 billion, or 3% of total assets. Current accounting rules require goodwill to be assessed for impairment at least annually or whenever changes in circumstances indicate potential impairment and require intangible assets with finite useful lives to be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. Factors that may be considered a change in circumstance include significant underperformance relative to historical or projected future operating results, a significant decline in our stock price and market capitalization, and negative industry or economic trends. If worldwide or U.S. economic conditions decline significantly with prolonged negative impacts to bank spending and consumer behavior, or if other business or market changes significantly impact our outlook, then the remaining carrying amount of our goodwill and other intangible assets may no longer be recoverable, and we may be required to record an impairment charge, which would have a negative impact on our results of operations. We will continue to monitor the fair value of our reporting units and other intangible assets as well as our market capitalization and the impact of any prolonged economic downturn on our business to determine the likelihood of impairment.

Risks Related to Our Indebtedness

Our existing debt levels and future levels under existing facilities and debt service requirements may adversely affect FIS, including our financial condition or business flexibility, and prevent us from fulfilling our obligations under our outstanding indebtedness.

As of December 31, 2023, we had total debt of approximately $19.1 billion. On January 31, 2024, we completed the Worldpay Sale. We intend to the use a portion of the proceeds from the sale to repay or otherwise retire approximately $9.0 billion of debt during 2024. However, there can be no assurance that we will be able to complete any such repayment transactions on terms acceptable to us, or at all. Our level of debt or any increase in our debt level could adversely affect our business, financial condition, operating results and operational flexibility, including the following: (i) the debt level may cause us to have difficulty borrowing money in the future for working capital, capital expenditures, acquisitions or other purposes; (ii) our debt level may limit operational flexibility and our ability to pursue business opportunities and implement certain business strategies; (iii) some of our debt has a variable rate of interest, which exposes us to the risk of increased interest rates; (iv) we have a higher level of debt than some of our competitors or potential competitors, which may cause a competitive disadvantage and may reduce flexibility in responding to changing business and economic conditions, including increased competition and vulnerability to general adverse economic and industry conditions; (v) there are significant maturities on our debt that we may not be able to repay at maturity or that may be refinanced at higher rates; and (vi) if we fail to satisfy our obligations under our outstanding debt or fail to comply with the financial or other restrictive covenants contained in the indenture governing our senior notes, or our credit facility, an event of default could result that could cause all of our debt to become due and payable.

Our Euro- and GBP-denominated indebtedness has increased in recent years; accordingly, we have increased exposure to fluctuations in the Euro-USD and GBP-USD exchange rates, which could negatively affect our cost to service or refinance our Euro- and GBP-denominated debt securities.

In recent years, our indebtedness denominated in Euro or GBP has significantly increased as a result of our issuance of senior notes of varying maturities and our issuance of Euro-denominated commercial paper. At December 31, 2023, the Company had outstanding approximately €4.5 billion aggregate principal amount of Euro-denominated senior notes, approximately €1.9 billion aggregate principal amount of Euro-denominated commercial paper and approximately £0.9 billion aggregate principal amount of GBP-denominated senior notes, or the combined equivalent of approximately $8.3 billion aggregate principal amount. We expect to reduce the aggregate principal amount of our Euro- and GBP-denominated debt in 2024 as we retire debt with a portion of the proceeds of the Worldpay Sale.

Although we currently have substantial available cash flows in excess of the projected debt service requirements on our existing Euro and GBP-denominated debt, we cannot assure that we will always be able to continue generating earnings in Euros and GBP in amounts sufficient, taking into account the funding requirements and other needs of our business, to make payments of interest and/or repayment of principal on our Euro and GBP senior debt, or to permit us to economically borrow in those currencies if needed to refinance our existing Euro and GBP debt. If our cash flows in Euros or GBP are insufficient for such purposes, we may need to exchange U.S. Dollars or funds in other currencies to make such payments, which could result in increased costs to us in the event of adverse changes in currency exchange rates. We have utilized and expect to continue to utilize foreign currency forward contracts and other hedges on a limited basis in an effort to mitigate currency risk, but we cannot assure that such hedging arrangements will be effective or will remain available to us on acceptable terms, or at all. In addition, we cannot predict economic and market conditions (including prevailing interest rates and foreign currency exchange rates) at the applicable times when our various series of Euro and GBP senior debt are scheduled to mature, nor can there be any assurance that we would be able to refinance any series of our Euro and GBP senior debt in those currencies on acceptable terms at any such time, all of which could have an adverse financial impact on us.

Rising interest rates could increase our borrowing costs.

Our exposure to market risk for changes in interest rates relates to our short-term commercial paper borrowings and Revolving Credit Facility. In the future, we may have additional borrowings under existing or new variable-rate debt. Increases in interest rates on variable-rate debt would increase our interest expense. A rising interest rate environment could increase the cost of refinancing existing debt and incurring new debt, which could have an adverse effect on our financing costs.

Credit ratings, if lowered below investment grade, would adversely affect our cost of funds and liquidity.

The Company maintains investment grade credit ratings from the major U.S. rating agencies on its senior unsecured debt (S&P BBB, Moody's Baa2, Fitch BBB), as well as its commercial paper program (S&P A-2, Moody's P-2, Fitch F2). Failure to maintain investment grade rating levels could adversely affect the Company's cost of funds and liquidity and access to certain capital markets but would not have an adverse effect on the Company's ability to access its existing Revolving Credit Facility. Please note that a security rating is not a recommendation to buy, sell or hold securities, that it may be subject to revision or withdrawal at any time by the assigning rating organization, and that each rating should be evaluated independently of any other rating.

Statement Regarding Forward-Looking Information

The statements contained in this Form 10-K or in our other documents or in oral presentations or other management statements that are not purely historical are forward-looking statements within the meaning of the U.S. federal securities laws. Statements that are not historical facts, as well as other statements about our expectations, beliefs, intentions, or strategies regarding the future, or other characterizations of future events or circumstances, are forward-looking statements. Forward-looking statements include statements about anticipated financial outcomes, including any earnings outlook or projections, projected revenue or expense synergies or dis-synergies, business and market conditions, outlook, foreign currency exchange rates, deleveraging plans, expected dividends and share repurchases of the Company, the Company's sales pipeline and anticipated profitability and growth, plans, strategies and objectives for future operations, strategic value creation, risk profile and investment strategies, any statements regarding future economic conditions or performance and any statements with respect to the Worldpay Sale or any agreements or arrangements entered into in connection with such transaction, the expected financial and operational results of the Company, and expectations regarding the Company's business or organization after the separation of the Worldpay Merchant Solutions business. These statements may be identified by words such as "expect," "anticipate," "intend," "plan," "believe," "will," "should," "could," "would," "project," "continue," "likely," and similar expressions, and include statements reflecting future results or outlook, statements of outlook and various accruals and estimates. These statements relate to future events and our future results and involve a number of risks and uncertainties. Forward-looking statements are based on management's beliefs as well as assumptions made by, and information currently available to, management.

Actual results, performance or achievement could differ materially from these forward-looking statements. The risks and uncertainties to which forward-looking statements are subject include the following, without limitation:
- changes in general economic, business and political conditions, including those resulting from COVID-19 or other pandemics, a recession, intensified or expanded international hostilities, acts of terrorism, increased rates of inflation or interest, changes in either or both the United States and international lending, capital and financial markets or currency fluctuations;
- the risk that acquired businesses will not be integrated successfully or that the integration will be more costly or more time-consuming and complex than anticipated;
- the risk that cost savings and synergies anticipated to be realized from acquisitions may not be fully realized or may take longer to realize than expected or that costs may be greater than anticipated;
- the risks of doing business internationally;
- the effect of legislative initiatives or proposals, statutory changes, governmental or applicable regulations and/or changes in industry requirements, including privacy and cybersecurity laws and regulations;
- the risks of reduction in revenue from the elimination of existing and potential customers due to consolidation in, or new laws or regulations affecting, the banking, retail and financial services industries or due to financial failures or other setbacks suffered by firms in those industries;
- changes in the growth rates of the markets for our solutions;
- the amount, declaration and payment of future dividends is at the discretion of our Board of Directors and depends on, among other things, our investment opportunities, results of operations, financial condition, cash requirements, future prospects, and other factors that may be considered relevant by our Board of Directors, including legal and contractual restrictions;
- the amount and timing of any future share repurchases is subject to, among other things, our share price, our other investment opportunities and cash requirements, our results of operations and financial condition, our future prospects and other factors that may be considered relevant by our Board of Directors and management;
- failures to adapt our solutions to changes in technology or in the marketplace;
- internal or external security or privacy breaches of our systems, including those relating to unauthorized access, theft, corruption or loss of personal information and computer viruses and other malware affecting our software or platforms, and the reactions of customers, card associations, government regulators and others to any such events;

- the risk that implementation of software, including software updates, for customers or at customer locations or employee error in monitoring our software and platforms may result in the corruption or loss of data or customer information, interruption of business operations, outages, exposure to liability claims or loss of customers;
- the risk that partners and third parties may fail to satisfy their legal obligations to us;
- risks associated with managing pension cost, cybersecurity issues, IT outages and data privacy;
- the reaction of current and potential customers to communications from us or regulators regarding information security, risk management, internal audit or other matters;
- risks associated with the expected benefits and costs of the separation of the Worldpay Merchant Solutions business, including the risk that the expected benefits of the transaction or any contingent purchase price will not be realized within the expected timeframe, in full or at all, or that dis-synergies may be greater than anticipated;
- the risk that the costs of restructuring transactions and other costs incurred in connection with the separation of the Worldpay business will exceed our estimates or otherwise adversely affect our business or operations;
- the impact of the separation of Worldpay on our businesses, including the impact on relationships with customers, governmental authorities, suppliers, employees and other business counterparties;
- the risk that the earnings from our minority stake in the Worldpay business will be less than we anticipate;
- the risk that policies and resulting actions of the current administration in the U.S. may result in additional regulations and executive orders, as well as additional regulatory and tax costs;
- competitive pressures on pricing related to the decreasing number of community banks in the U.S., the development of new disruptive technologies competing with one or more of our solutions, increasing presence of international competitors in the U.S. market and the entry into the market by global banks and global companies with respect to certain competitive solutions, each of which may have the impact of unbundling individual solutions from a comprehensive suite of solutions we provide to many of our customers;
- the failure to innovate in order to keep up with new emerging technologies, which could impact our solutions and our ability to attract new, or retain existing, customers;
- an operational or natural disaster at one of our major operations centers;
- failure to comply with applicable requirements of payment networks or changes in those requirements;
- fraud by bad actors; and
- other risks detailed elsewhere in the "*Risk Factors*" section and other sections of this report and in our other filings with the SEC.

Other unknown or unpredictable factors also could have a material adverse effect on our business, financial condition, results of operations and prospects. Accordingly, readers should not place undue reliance on these forward-looking statements. These forward-looking statements are inherently subject to uncertainties, risks and changes in circumstances that are difficult to predict. Except as required by applicable law or regulation, we do not undertake (and expressly disclaim) any obligation and do not intend to publicly update or review any of these forward-looking statements, whether as a result of new information, future events or otherwise.

Item 1B.   *Unresolved Staff Comments*

None.

Item 1C.   *Cybersecurity*

Cybersecurity is fundamental to FIS' complex, global business. As part of our business, FIS, its vendors and technology partners electronically receive, process, store and transmit a wide range of confidential information, including sensitive customer information and consumer personal data. Our operations extend to managing payment systems, cash access and prepaid card systems. Cyberattacks on information technology systems and the vendors and technological supply chain they rely on continue to grow in frequency, complexity and sophistication. This is a trend we expect to continue. Cyberattacks have garnered significant attention from individuals, businesses, governmental entities and the media drawing the focus of a large ecosystem of criminal threat actors. The objectives of these cyberattacks include, among other things, gaining unauthorized access to systems to disrupt operations, steal information, seek ransom payments from victims, perpetrate financial fraud, or sell stolen information. Perpetrators of cyberattacks attempt to exploit technical, human, social, and organizational vulnerabilities to gain unauthorized access. There is a growing trend of identifying and exploiting vulnerabilities in widely used technologies or vendor systems, allowing a single compromise to extend unauthorized access to numerous systems.

FIS takes actions to assess, identify, and manage risks from cybersecurity threats to our information systems and those of our vendors and technology partners. A significant focus of our ongoing efforts is how we identify these vulnerabilities and prevent and respond to cyberattacks. Our processes include the activities of the FIS Cyber Fusion Center, which provides 24x7x365 cybersecurity monitoring and incident response. They also include structured defense-in-depth initiatives, such as perimeter security, remote access security, endpoint security, application security and identity management. In addition, we engage in extensive information security training of our employees who use and access our information systems. Our process for identification and management of risks from cybersecurity threats includes regular communication with cyber experts, engagement of cybersecurity partners to review our systems, regular audits of our information security by third-party assessors and consultants, and regular interactions with vendors and technology partners to oversee and identify material risks associated with the information systems utilized by such persons.

Our process of identifying and remediating cybersecurity risks has been integrated into our overall risk management system and processes. It is overseen by our Chief Information Security Officer and Chief Risk Officer, who report to our Board of Directors and its Risk and Technology Committee on a quarterly basis. The Chief Information Security Officer provides ongoing oversight for the management of cybersecurity risks across the firm leveraging a series of qualitative and quantitative risk assessment routines. Risk escalations are facilitated through the enterprise risk management framework, including the Company's Enterprise Risk Committee and the Board of Directors via the Risk and Technology Committee. Facilitated via regular updates on cybersecurity risk, our Board of Directors takes an active role in overseeing, managing, and setting risk tolerances for our cybersecurity program. Our Chief Information Security Officer has 15 years of technology and cybersecurity experience, including previous senior leadership roles at major financial institutions and possesses industry certifications such as the Certified Information Systems Security Professional (CISSP). Additional leaders and key contributors composing the cybersecurity leadership team possess specific expertise, certifications, and previous work experience aligned to their assigned domains. Our Enterprise Risk Committee, responsible for providing oversight for cybersecurity risks, is a cross-functional representation of senior leadership with requisite experience and expertise to provide risk oversight, including the Chief Risk Officer, Chief Legal Officer, Chief Technology Officer, Chief Compliance Officer, Chief Privacy Officer, and FIS Business Presidents.

FIS remains focused on making additional strategic investments in information security to protect our clients and our information systems from risks from cybersecurity threats. This includes both capital expenditures and operating expenses on hardware, software, staff and consulting services. These investments in the past have been and are reasonably likely to continue to be material to our results of operations. Further, notwithstanding our investments and other processes and efforts described above and elsewhere in this Annual Report on Form 10-K, we cannot guarantee that FIS will not be the subject of a cyberattack that would have a material effect on its financial condition or results of operations. See "Risk Factors."

The continued growth in the frequency, complexity and sophistication of cyberattacks presents both a threat and an opportunity for FIS. Using expertise we have gained from our ongoing focus and investment, we have developed and we offer fraud, security, risk management and compliance solutions to target this growth opportunity in the financial services industry. We also use certain of these solutions to manage our own risks.

We have not identified any previous cybersecurity incidents that have materially affected or are reasonably likely to materially affect us, including our business strategy, results of operations, or financial condition. For a full discussion of risks from cybersecurity threats, see the section entitled "Risk Factors" in Item 1A.

Item 2.   *Properties*

FIS' corporate headquarters is located at 347 Riverside Avenue, Jacksonville, Florida. In addition, FIS owns or leases support centers, data processing facilities and other facilities at approximately 80 locations. We believe our facilities and equipment are generally well maintained and are in good operating condition. We believe that the equipment we own and our various facilities are adequate for our present and foreseeable business needs.

Item 3. *Legal Proceedings*

In the ordinary course of business, the Company is involved in various pending and threatened litigation matters related to its business and operations, some of which include claims for punitive or exemplary damages. The Company believes no such currently pending or threatened actions are likely to have a material adverse effect on its consolidated financial position. With respect to litigation in which the Company is involved generally, please note the following:

- These matters raise difficult and complicated factual and legal issues and are subject to many uncertainties and complexities.

- The Company reviews all of its litigation on an ongoing basis and follows the authoritative provision for accounting for contingencies when making accrual and disclosure decisions. A liability must be accrued if (a) it is probable that a liability has been incurred and (b) the amount of loss can be reasonably estimated. If one of these criteria has not been met, disclosure is required when there is at least a reasonable possibility that a material loss may be incurred. When assessing reasonably possible and probable outcomes, the Company bases decisions on the assessment of the ultimate outcome following all appeals. Legal fees associated with defending litigation matters are expensed as incurred.

See Note 17 to the consolidated financial statements for information about certain legal matters and indemnifications and warranties.

Item 4. *Mine Safety Disclosures*

Not applicable.

PART II

Item 5. *Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities*

Our common stock trades on the New York Stock Exchange under the ticker symbol "FIS." As of January 31, 2024, there were approximately 9,580 shareholders of record of our common stock.

In February 2024, the Board of Directors approved a quarterly dividend of $0.36 per share beginning with the first quarter of 2024. A regular quarterly dividend of $0.36 per common share is payable on March 22, 2024, to shareholders of record as of the close of business on March 8, 2024. We currently expect to continue to pay quarterly dividends at a target payout ratio consistent with our capital allocation strategy (without regard to net earnings (loss) attributable to the non-controlling interest that the Company retained in Worldpay post-separation). However, the amount, declaration and payment of future dividends is at the discretion of the Board of Directors and depends on, among other things, our investment opportunities (including potential mergers and acquisitions), results of operations, financial condition, cash requirements, future prospects, and other factors, including legal and contractual restrictions, that may be considered relevant by our Board of Directors. Additionally, the payment of cash dividends may be limited by covenants in certain debt agreements.

Item 12 of Part III contains information concerning securities authorized for issuance under our equity compensation plans.

In January 2021, our Board of Directors approved a share repurchase program under which it authorized the Company to repurchase up to 100 million shares of our common stock at management's discretion from time to time on the open market or in privately negotiated transactions and through Rule 10b5-1 plans. The share repurchase program has no expiration date and may be suspended for periods, amended or discontinued at any time. Under the share repurchase program, the Company repurchased approximately 9 million shares for an aggregate of $0.5 billion in 2023, approximately 21 million shares for an aggregate of $1.8 billion in 2022, and approximately 15 million shares for an aggregate of $2.0 billion during 2021. Approximately 55 million shares remain available for repurchase as of December 31, 2023.

The following table summarizes the shares repurchased by the Company during the three-month period ended December 31, 2023, and the number of shares remaining authorized for repurchase by the Company:

Period	Total number of shares purchased (in millions)	Average price paid per share	Total cost of shares purchased as part of publicly announced plans or programs (in millions)	Maximum number of shares that may yet be purchased under the plans or programs (in millions)
October 1-31, 2023	—	$ —	$ —	64.5
November 1-30, 2023	6.4	$ 54.43	347.0	58.2
December 1-31, 2023	2.7	$ 59.40	162.9	55.4
	9.1		$ 509.9	

The graph below compares Fidelity National Information Services, Inc.'s cumulative 5-year total shareholder return on common stock with the cumulative total returns of the S&P 500 index and the S&P Supercap Data Processing & Outsourced Services index. The graph tracks the performance of a $100 investment in our common stock and in each index (with the reinvestment of all dividends) from 12/31/2018 to 12/31/2023.



COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN*
Among Fidelity National Information Services, Inc., the S&P 500 Index and the S&P Supercap Data Processing & Outsourced Services Index

Legend:
- Fidelity National Information Services, Inc.
- S&P 500
- S&P Supercap Data Processing & Outsourced Services

*$100 invested on 12/31/18 in stock or index, including reinvestment of dividends. Fiscal year ending December 31.

	12/18	12/19	12/20	12/21	12/22	12/23
Fidelity National Information Services, Inc.	100.00	137.17	140.96	110.09	69.96	64.24
S&P 500	100.00	131.49	155.68	200.37	164.08	207.21
S&P Supercap Data Processing & Outsourced Services	100.00	144.59	180.16	173.78	144.99	171.36

The stock price performance included in this graph is not necessarily indicative of future stock price performance.

Item 6.   *Reserved*

Item 7.   ***Management's Discussion and Analysis of Financial Condition and Results of Operations***

The following section discusses management's view of the financial condition and results of operations of FIS and its consolidated subsidiaries as of December 31, 2023 and 2022, and for the years ended December 31, 2023, 2022 and 2021, unless otherwise noted.

This section should be read in conjunction with our audited consolidated financial statements and related notes included elsewhere in this Annual Report. Management's Discussion and Analysis of Financial Condition and Results of Operations contains forward-looking statements. See "Statement Regarding Forward-Looking Information" and "*Risk Factors*" in Item 1A of this Annual Report for a discussion of the uncertainties, risks and assumptions associated with these forward-looking statements that could cause future results to differ materially from those reflected in this section.

Business Trends and Conditions

Our revenue from continuing operations is primarily derived from a combination of technology and processing solutions, transaction processing fees, professional services and software license fees. While we are a global company and do business around the world, the majority of our revenue is generated by clients in the U.S. The majority of our international revenue is generated by clients in the U.K., Germany, Canada, Brazil, Australia and Switzerland. In addition, the majority of our revenue has historically been recurring and has been provided under multi-year Banking and Capital Markets contracts that contribute relative stability to our revenue stream. These solutions, in general, are considered critical to our clients' operations. Professional services revenue is typically non-recurring, though recognition often occurs over time rather than at a point in time. Sales of software licenses are typically non-recurring with point-in-time recognition and are less predictable.

The U.S. and Europe, the two largest geographic areas for our businesses, are experiencing slower economic growth than in previous years. Lengthening sales cycles observed in 2022, particularly for large Banking transactions with a total contract value in excess of $50 million, persisted during most of 2023, which we believe resulted from economic uncertainty. We also experienced, and continue to experience, higher rates of inflation in these markets, including increasing wage and benefits rates, which management believes is in part due to inflation and in part due to competitive job markets for the skilled employees who support our businesses, as well as increasing non-labor-related costs. The magnitude of future effects of slower economic growth, including lengthy sales cycles and inflation, is difficult to predict, although these factors have had an adverse effect on our results of operations and, to the extent they persist, may continue to have a negative effect. Rising interest rates have had, and may continue to have, a negative impact on our interest expense; however, planned debt reduction is expected to decrease our total interest expense. In 2022, the strengthening of the U.S. dollar had a negative impact on our revenue and earnings, while in 2023, impacts of foreign currency fluctuations were slightly favorable. Given the volatility of exchange rates and the mix of currencies involved in both revenues and expenses, the direction and magnitude of future effects of currency fluctuations are uncertain. The combined effect of the factors noted above resulted in 2023 revenue growth being slower than in 2022, and 2023 net earnings declined compared to 2022. Over the longer term, we are targeting improvements in revenue growth and margins to the extent of improving economic conditions and in response to planned management actions, including our Future Forward program discussed below.

Slowing growth trends affecting our discontinued operations observed over the second half of 2022, reflecting both slower economic growth, particularly in the U.K., and competitive pressures, continued over the course of 2023. In 2022, we recorded a goodwill impairment charge of $17.6 billion related to the held-for-sale reporting unit, reflecting our intermediate-term growth expectations. In the second quarter of 2023, we recorded an additional $6.8 billion goodwill impairment, reflective of the price at which we agreed to sell a majority interest in the Worldpay Merchant Solutions business to Buyer as discussed further below. See Note 3 to the consolidated financial statements for further details on the goodwill impairments. Also as discussed in Note 3, the Company recorded a $1.9 billion valuation allowance against the assets held for sale in the disposal group, primarily as a result of the exclusion of certain deferred tax liabilities that were not transferring to the Joint Venture in the Worldpay Sale. As of January 31, 2024, the closing date of the Worldpay Sale, the assets held for sale, net of the valuation allowance, and the liabilities held for sale were derecognized, and any additional gain or loss on sale will be recorded in our discontinued operations for the first quarter of 2024.

On January 31, 2024, the Company completed the previously announced Worldpay Sale for cash consideration in a transaction valuing the Worldpay Merchant Solutions business at an enterprise value of $18.5 billion, including $1.0 billion of consideration contingent on the returns realized by Buyer exceeding certain thresholds. The net cash proceeds received by FIS at the closing were greater than $12 billion, net of estimated closing adjustments, debt restructuring fees, taxes and transaction costs. The closing adjustments relate to estimated closing levels of the Worldpay Merchant Solutions business' debt, working capital relative to an agreed target and available cash relative to an agreed minimum of not less than $1.5 billion and will be trued-up post-closing. We intend to use proceeds from the sale to retire debt and return additional capital to shareholders through our existing share repurchase authorization, as well as for general corporate purposes, including acquisitions, while maintaining an investment grade credit rating. As of the closing, we retained a non-controlling 45% ownership interest in a new standalone Joint Venture. In future reports, FIS' share of the net income of the Joint Venture will be reported as equity method investment earnings (loss). In connection with the sale, FIS and Worldpay have entered into commercial agreements, preserving a key value proposition for clients of both businesses and minimizing potential dis-synergies. FIS and Worldpay also entered into additional agreements as described in Note 24 to the consolidated financial statements.

In November 2022, we launched an enterprise-wide efficiency program, Future Forward, with a focus on streamlining operations, accelerating time to market of new solutions and improving profitability and cash flow. As of December 31, 2023, on a continuing operations basis, we achieved annualized run-rate Future Forward cash savings of over $550 million exiting the quarter, including over $370 million of operational expense savings and approximately $180 million of capital expense savings. We continue to expect cash savings exiting 2024 of $1.0 billion, of which over 75 percent represents run-rate cash savings.

We continue to assist financial institutions and other businesses in migrating to outsourced integrated technology solutions to improve their profitability and address increasing and ongoing regulatory requirements. As a provider of outsourced solutions, we benefit from multi-year recurring revenue streams, which help moderate the effects of broader year-to-year economic and market changes that otherwise might have a larger impact on our results of operations. We believe our integrated solutions and outsourced services are well-positioned to address this outsourcing trend across the markets we serve.

We continue to invest in modernization, innovation and integrated solutions to meet the demands of the markets we serve and compete with global banks, financial and other technology providers, and emerging technology innovators. We invest both internally and through investment opportunities in companies building complementary technologies in the financial services space. Our internal development activities have related primarily to the modernization of our proprietary core systems in each of our segments, design and development of next-generation digital and innovative solutions and development of processing systems and related software applications and risk management platforms. We expect to continue to invest an appropriate level of resources to maintain, enhance and extend the functionality of our proprietary systems and existing software applications, to develop new and innovative software applications and systems to address emerging technology trends in response to the needs of our clients, and to enhance the capabilities of our outsourcing infrastructure.

Consumer preference continues to shift from traditional branch banking services to digital banking solutions, and our clients seek to provide a single integrated banking experience through their branch, mobile, internet and voice banking channels. We have been providing our large regional banking customers in the U.S. with Digital One, an integrated digital banking platform, and are now adding functionality and offering Digital One to our community bank clients to provide a consistent, omnichannel experience for consumers of banking services across self-service channels like mobile banking and online banking, as well as supporting channels for bank staff operating in bank branches and contact centers. The uniform customer experience extends to support a broad range of financial services including opening new accounts, servicing of existing accounts, money movement, and personal financial management, as well as other consumer, small business and commercial banking capabilities. Digital One is integrated into several of the core banking platforms offered by FIS and is also offered to customers of non-FIS core banking systems.

Consolidation within the banking industry has occurred and may continue, primarily in the form of merger and acquisition activity among financial institutions, which we believe would broadly be detrimental to the profitability of the financial technology industry. However, consolidation resulting from specific merger and acquisition transactions may be beneficial to our business. When consolidations of financial institutions occur, merger partners often operate systems obtained from competing service providers. The newly formed entity generally makes a determination to migrate its core and payments systems to a single platform. When a financial institution processing client is involved in a consolidation, we may benefit by their expanding the use of our solutions if such solutions are chosen to survive the consolidation and to support the newly combined entity. Conversely, we may lose revenue if we are providing solutions to both entities, or if a client of ours is involved in a consolidation and our solutions are not chosen to support the newly combined entity. It is also possible that larger financial institutions resulting from consolidation may have greater leverage in negotiating terms or could decide to perform in-house some or all of the solutions that we currently provide or could provide. We seek to mitigate the risks of consolidations by offering other competitive solutions to take advantage of specific opportunities at the surviving company.

Recent U.S. bank failures could negatively impact our results to the extent more of our customers become illiquid; however, our current exposure to recent closures is limited, and we may be a long-term beneficiary of these closures. As a leading provider of financial technology services to the top 100 U.S. banks by asset size as well as other global financial institutions, FIS boasts a highly diversified customer base, with no single customer accounting for more than approximately 2% of 2023 revenue from continuing operations. With respect to U.S. financial institution customers that closed during 2023, FIS expects to continue to provide services for the majority of these banks, and our revenue exposure from potential contract terminations related to these banks is not material. Further, FIS' core banking customer contracts are generally structured with fees that increase based on the number of active accounts or transactions rather than the amount of deposits. Thus, to the extent account volume increases, we are positioned to benefit from this growth as a leading core banking services provider to large financial institutions.

We continue to see demand in the payments market for innovative solutions that will deliver faster, more convenient payment options in mobile channels, internet applications, in-store cards, and digital currencies. The payment processing industry is adopting new technologies, developing new solutions, evolving new business models, and being affected by new market entrants and by an evolving regulatory environment. As financial institutions respond to these changes by seeking solutions to help them enhance their own offerings to consumers, including the ability to accept card-not-present payments in eCommerce and mobile environments as well as contactless cards and mobile wallets at the point of sale, FIS believes that payment processors will seek to develop additional capabilities in order to serve clients' evolving needs. To facilitate this expansion, we believe that payment processors will need to enhance their technology platforms so they can deliver these capabilities and differentiate their offerings from other providers.

We believe that these market changes present both an opportunity and a risk for us, and we cannot predict which emerging technologies or solutions will be successful. However, FIS believes that payment processors, like FIS, that have scalable, integrated business models, provide solutions across the payment processing value chain and utilize broad distribution capabilities will be best-positioned to enable emerging alternative electronic payment technologies in the long term. Further, FIS believes that its depth of capabilities and breadth of distribution will enhance its position as emerging payment technologies are adopted by merchants and other businesses. FIS' ability to partner with non-financial institution enterprises, such as mobile payment providers and internet, retail and social media companies, continues to create attractive growth opportunities as these new entrants seek to become more active participants in the development of alternative electronic payment technologies and to facilitate the convergence of retail, online, mobile and social commerce applications.

Cyberattacks on information technology systems and the vendors and technological supply chain they rely on continue to grow in frequency, complexity and sophistication. This is a trend we expect to continue. The continued growth in the frequency, complexity and sophistication of cyberattacks presents both a threat and an opportunity for FIS. Using expertise we have gained from our ongoing focus and investment, we have developed and we offer fraud, security, risk management and compliance solutions to target this growth opportunity in the financial services industry. We also use certain of these solutions to manage our own risks. See Item 1C for additional discussion of how the Company assesses, identifies, and manages cybersecurity risks.

Critical Accounting Policies and Estimates

The accounting policies and estimates described below are those we consider critical in preparing our consolidated financial statements. These policies require management to make estimates, judgments and assumptions that affect the reported amounts of assets and liabilities and disclosures with respect to contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting periods. Actual amounts could differ from those estimates. See Note 2 to the consolidated financial statements for a more detailed description of the significant accounting policies that have been followed in preparing our consolidated financial statements.

Revenue Recognition

Application of GAAP related to the measurement and recognition of revenue requires us to make judgments and estimates. Specifically, complex arrangements with nonstandard terms and conditions may require significant contract interpretation in the determination of distinct performance obligations. Other judgments may include the evaluation of the standalone selling price for each performance obligation and whether separate contracts should be combined and considered part of one arrangement.

The determination as to whether individual promised solutions or services can be considered distinct or should instead be combined with other promised solutions or services in a contract may require judgment. We assess the solutions and services promised in our contracts with customers and identify a performance obligation for each promise to transfer to the customer a solution or service (or bundle of solutions or services) that is distinct - i.e., if a solution or service is separately identifiable from other items in the bundled package and if a customer can benefit from it on its own or with other resources that are readily available to the customer.

Due to the large number, broad nature and average size of our individual customer contracts, the impact of judgments and assumptions that we apply in recognizing revenue for any single contract is not likely to have a material effect on our consolidated operations or financial position. However, the accounting policies that we apply across similar contracts, products or classes of clients could significantly influence the timing and amount of revenue recognized in our historical and future results of operations or financial position.

Purchase Accounting

We allocate the purchase price of acquired businesses to the assets acquired and liabilities assumed in the transaction at their estimated fair values. The estimates used to determine the fair value of long-lived assets, such as intangible assets and software, are complex and require a significant amount of management judgment. We typically engage third-party valuation specialists to assist us in making fair value determinations. The third-party valuation specialists generally use discounted cash flow models, which require internally-developed assumptions, to determine the acquisition fair value of customer relationship intangible assets and developed technology software assets. Assumptions for customer relationship asset valuations typically include forecasted revenue attributable to existing customer contracts and relationships, estimated annual attrition, forecasted margin, and estimated weighted average cost of capital and discount rates. Assumptions for software asset valuations typically include forecasted revenue attributable to the software assets, obsolescence rates, estimated royalty rates and estimated weighted average cost of capital and discount rates. The forecasted revenue and margins used in the discounted cash flow models are critical estimates in determining the fair value of customer relationships and developed technology software assets as these estimates are influenced by many factors including historical financial information and management's expectation for future operating results as a combined company.

While we use our best estimates and assumptions to determine the fair values of the assets acquired and the liabilities assumed, our estimates are inherently uncertain and subject to refinement. As a result, during the measurement period, which may be up to one year from the acquisition date, we record adjustments to the assets acquired and liabilities assumed. Upon the conclusion of the measurement period, any subsequent adjustments are recorded to our consolidated statements of earnings.

We had no significant business combinations during 2023 and 2022.

Goodwill Impairment

The Company assesses goodwill for impairment by reporting unit on an annual basis during the fourth quarter or more frequently if circumstances indicate potential impairment. Our reporting units are the same as our primary operating segments, with additional reporting units for certain non-strategic businesses within the Corporate and Other segment. Goodwill impairment assessments require a significant amount of management judgment, and a meaningful change in one or more of the underlying forecasts, estimates, or assumptions used in testing goodwill for impairment could result in a material impact on the Company's financial position or results of operations. Based on the results of our assessments, goodwill of the reporting units in our continuing operations was not impaired in any of the periods presented.

Our annual impairment test may first consider qualitative factors to determine whether it is more likely than not that a reporting unit's carrying amount exceeds its fair value. Qualitative factors include macroeconomic conditions, industry and market conditions, cost factors, overall financial performance and events affecting the reporting unit or Company as a whole, including a sustained decrease in stock price. As a result of the qualitative assessment, if we conclude that it is more likely than not that the reporting unit's fair value is less than its carrying amount as a result of the qualitative assessment, or we elect to bypass the qualitative assessment for a reporting unit, then we must perform a quantitative assessment for that reporting unit.

When a quantitative assessment is triggered or elected, we typically engage third-party valuation specialists to assist us in determining the fair value of the reporting unit based on the weighted average of two valuation techniques: an income approach (also known as the discounted cash flow method) and a market approach. The income approach calculates a value based upon the present value of estimated future cash flows, while the market approach uses earnings multiples of similarly situated guideline public companies. The income approach involves the use of significant estimates and assumptions regarding forecasted revenue, growth rates, operating margins, capital expenditures, and other factors used to calculate estimated future cash flows. In addition, risk-adjusted discount rates and future economic and market conditions and other assumptions are applied. The market approach involves the selection of guideline public companies and earnings multiples considering factors such as markets of operation, solutions offered, and risk profiles. The income approach used to assess goodwill for impairment is a critical estimate because the forecasted revenue growth rate and margin assumptions (including long-term growth assumptions) underlying the estimated future cash flows are subject to management's judgment based upon the best available market information, internal forecasts and operating plans. A deterioration in these assumptions could adversely impact our results. The income approach is also particularly sensitive to the risk-adjusted discount rate selected.

For our Banking and Capital Markets reporting units, for which previous third-party valuations have historically indicated substantial excess of fair value over carrying amounts, our 2021 qualitative annual assessment concluded that it remained more likely than not that the fair value of each of the reporting units continued to exceed their respective carrying amounts. For 2022, we performed a quantitative annual assessment which again concluded that the fair values of these reporting units substantially exceeded their respective carrying amounts. For 2023, we performed a qualitative annual assessment of these reporting units and concluded that it remained more likely than not that the fair values of these reporting units continued to exceed their respective carrying amounts. Given the substantial excess of fair value over carrying amounts, we believe the likelihood of obtaining materially different results based on a change of assumptions to be low.

Related-Party Transactions

We are a party to certain historical related-party agreements as discussed in Note 19 to the consolidated financial statements. In connection with the closing of the Worldpay Sale, we entered into several agreements with certain Worldpay entities, as further described in Note 24 to the consolidated financial statements.

Consolidated Results of Operations

	Year ended December 31,			$ Change		% Change	
	2023	**2022**	**2021**	**2023 vs 2022**	**2022 vs 2021**	**2023 vs 2022**	**2022 vs 2021**
			(In millions)				
Revenue	$ 9,821	$ 9,719	$ 9,339	$ 102	$ 380	1 %	4 %
Cost of revenue	(6,145)	(6,216)	(5,990)	71	(226)	(1)	4
Gross profit	3,676	3,503	3,349	173	154	5	5
Gross profit margin	37 %	36 %	36 %				
Selling, general and administrative expenses	(2,096)	(2,182)	(2,115)	86	(67)	(4)	3
Asset impairments	(113)	(103)	(194)	(10)	91	NM	NM
Operating income	1,467	1,218	1,040	249	178	20	17
Operating margin	15 %	13 %	11 %				

Revenue

Revenue for the year ended December 31, 2023, increased primarily due to strong recurring revenue growth in the Banking and Capital Markets segments.

Revenue for the year ended December 31, 2022, increased primarily due to strong recurring revenue growth in the Banking and Capital Markets segments. Revenue was negatively impacted by unfavorable foreign currency movements, primarily related to a stronger U.S. Dollar versus the British Pound Sterling and Euro. See "Segment Results of Operations" below for more detailed explanation.

Cost of Revenue, Gross Profit and Gross Profit Margin

Cost of revenue for the year ended December 31, 2023, decreased due to lower intangible asset amortization resulting primarily from using accelerated amortization methods which apply a declining rate over time, contributing to higher gross profit and gross profit margin.

Cost of revenue for the year ended December 31, 2022, increased due to the revenue variances noted above and cost inflation, partially offset by lower intangible asset amortization resulting primarily from foreign currency movements. Gross profit increased primarily due to revenue variances noted above. Gross profit margin was essentially flat when comparing 2022 to 2021.

Selling, General and Administrative Expenses

Selling, general and administrative expenses for the year ended December 31, 2023, decreased primarily due to lower acquisition, integration and other costs partially offset by inflation, which increased corporate expenses as compared to the prior year period.

Selling, general and administrative expenses for the year ended December 31, 2022, increased primarily due to higher compensation and acquisition-related expenses. The 2021 period included accelerated stock compensation expense recorded associated with the establishment of the Qualified Retirement Equity Program that modified our existing stock compensation plans as described in Note 18 to the consolidated financial statements.

Asset Impairments

The year ended December 31, 2023, included impairments primarily related to the termination of certain internally developed software projects. For the year ended December 31, 2022, the Company also recorded impairments related to real estate, a non-strategic business and certain software assets.

For the year ended December 31, 2022, the Company recorded impairments primarily related to real estate, a non-strategic business and certain software assets. During 2021, the Company recorded impairments primarily related to certain software and deferred contract cost assets driven by the Company's platform modernization.

Operating Income and Operating Margin

The annual change in operating income and operating margin for the year ended December 31, 2023 and 2022 resulted from the revenue and cost variances noted above.

Total Other Income (Expense), Net

	Year ended December 31,			$ Change		% Change	
				2023 vs	2022 vs	2023 vs	2022 vs
	2023	2022	2021	2022	2021	2022	2021
Other income (expense):			(In millions)				
Interest expense, net	$ (621)	$ (281)	$ (212)	$ (340)	$ (69)	(121)%	(33)%
Other income (expense), net	(183)	4	(109)	(187)	$ 113	NM	NM
Total other income (expense), net	$ (804)	$ (277)	$ (321)	(527)	$ 44	NM	NM

The increase in interest expense, net during the year ended December 31, 2023, was primarily due to higher interest rates on our variable-rate debt, including the impact of our fixed-to-variable interest rate swaps discussed further in Note 14 to the consolidated financial statements, offset in part by increased interest income.

The increase in interest expense, net during the year ended December 31, 2022, was primarily due to increased interest expense on senior notes refinanced in 2022 and our variable-rate instruments.

Other income (expense), net for the periods presented consists of various income and expense items outside of the Company's operating activities, including foreign currency transaction remeasurement gains and losses; realized and unrealized gains and losses on equity security investments, including impairment losses on these investments; and fair value adjustments on certain non-operating assets and liabilities, including certain derivatives as further described in Note 14 to the consolidated financial statements.

The $(187) million net change in Other income (expense), net during the year ended December 31, 2023, related primarily to foreign currency transaction remeasurement losses and the impact of the change in fair value of interest rate swaps accounted for as economic hedges during the year ended December 31, 2023. See Note 14 to the consolidated financial statements for further discussion of the interest rate swaps.

The $113 million net change in Other income (expense), net during the year ended December 31, 2022, related primarily to several events that were recorded in the results for the year ended December 31, 2021, and were not repeated in 2022, including a loss on extinguishment of debt of approximately $(528) million (as discussed in Note 13 to the consolidated financial statements), partially offset by a gain on the sale of our equity ownership interest in Cardinal Holdings of approximately $225 million (as discussed in Note 19 to the consolidated financial statements) and a gain of $174 million related to fair value adjustments on equity security investments.

Provision (Benefit) for Income Taxes

| | Year ended December 31, | | | $ Change | | % Change | |
	2023	2022	2021	2023 vs 2022	2022 vs 2021	2023 vs 2022	2022 vs 2021
			(In millions)				
Provision (benefit) for income taxes	$ 157	$ 325	$ 403	$ (168)	$ (78)	NM	NM
Effective tax rate	24 %	35 %	56 %				

The decrease in the effective tax rate for the year ended December 31, 2023, was predominately driven by the decrease in GAAP pre-tax earnings.

The effective tax rate for 2021 includes the one-time net remeasurement of certain deferred tax liabilities due to the increase in the U.K. corporate statutory tax rate from 19% to 25% effective April 1, 2023, enacted on June 10, 2021.

Discontinued Operations

| | Year ended December 31, | | | $ Change | | % Change | |
	2023	2022	2021	2023 vs 2022	2022 vs 2021	2023 vs 2022	2022 vs 2021
			(In millions)				
Revenue	$ 4,859	$ 4,809	$ 4,538	$ 50	$ 271	1 %	6 %
Earnings (loss) from discontinued operations related to major classes of pre-tax earnings (loss)	$ (5,549)	$ (17,276)	$ 65	11,727	(17,341)	NM	NM
Loss on assets held for sale	$ (1,909)	$ —	$ —	(1,909)	—	NM	NM
Earnings (loss) from discontinued operations, net of tax attributable to FIS	$ (7,157)	$ (17,328)	$ 97	10,171	(17,425)	NM	NM

Revenue from discontinued operations for the year ended December 31, 2023, increased from the prior year primarily due to eCommerce volume growth.

Revenue from discontinued operations for the year ended December 31, 2022, increased from the prior year primarily due to eCommerce volume growth, aided by the ongoing global economic recovery from the COVID-19 pandemic.

For the year ended December 31, 2023, earnings (loss) from discontinued operations related to major classes of pre-tax earnings (loss) was primarily a result of a $6.8 billion goodwill impairment recorded as discussed in Note 3 to the consolidated financial statements.

For the year ended December 31, 2022, earnings (loss) from discontinued operations related to major classes of pre-tax earnings (loss) was primarily a result of a $17.6 billion goodwill impairment recorded as discussed in Note 3 to the consolidated financial statements.

For the year ended December 31, 2023, we recorded a pre-tax loss on the disposal of discontinued operations of $1.9 billion, reflecting the establishment of a valuation allowance to reduce the Worldpay Merchant Solutions disposal group's carrying value down to fair value less cost to sell as discussed in Note 3 to the consolidated financial statements.

For the year ended December 31, 2023, loss from discontinued operations, net of tax decreased primarily due to a reduction in the goodwill impairment recorded during the year ended December 31, 2023, as compared to the goodwill impairment recorded during the year ended December 31, 2022, partially offset by the valuation allowance recorded in the third and fourth quarters of 2023, as noted above.

For the year ended December 31, 2022, as compared to 2021, the loss from discontinued operations, net of tax was driven primarily due to the goodwill impairment recorded during the year ended December 31, 2022, as discussed above.

Segment Results of Operations

FIS reports its financial performance based on the following segments: Banking Solutions, Capital Market Solutions, and Corporate and Other.

Adjusted EBITDA is defined as net earnings (loss) before net interest expense, net other income (expense), income tax provision (benefit), depreciation and amortization, and excludes certain costs and other transactions that management deems non-operational in nature or that otherwise improve the comparability of operating results across reporting periods by their exclusion. This measure is reported to the chief operating decision maker for purposes of making decisions about allocating resources to the segments and assessing their performance. For this reason, Adjusted EBITDA, as it relates to our segments, is presented in conformity with FASB ASC Topic 280, *Segment Reporting*. The items affecting the segment profit measure generally include purchase price amortization of acquired intangible assets as well as acquisition, integration and certain other costs and asset impairments. These costs and adjustments are recorded in the Corporate and Other segment for the periods discussed below. Adjusted EBITDA for the respective segments excludes the foregoing costs and adjustments. Financial information, including details of Adjusted EBITDA, for each of our segments is set forth in Note 22 to the consolidated financial statements.

Banking Solutions

	Years ended December 31,			$ Change			% Change	
	2023	**2022**	**2021**	**2023 vs 2022**	**2022 vs 2021**		**2023 vs 2022**	**2022 vs 2021**
			(In millions)					
Revenue	$ 6,733	$ 6,624	$ 6,361	$ 109	$ 263		2 %	4 %
Adjusted EBITDA	$ 2,928	$ 2,882	$ 2,894	46	(12)		2	—
Adjusted EBITDA margin	43.5 %	43.5 %	45.5 %					
Adjusted EBITDA margin basis points change	—	(200)						

Year ended December 31, 2023, compared to 2022:

Revenue in our Banking segment increased 2% for the year ended December 31, 2023. Recurring revenue contributed 3% to total segment growth, as payments volumes increased year over year, including in our commercial services and value-added processing businesses. Non-recurring and professional services revenue contributed a combined (1%) to total segment growth.

Adjusted EBITDA increased year over year due to the revenue impacts noted above and savings generated from the Company's Future Forward initiatives. Adjusted EBITDA margin was flat year over year, as Future Forward cost savings offset unfavorable revenue mix year over year, including a reduction in high-margin license and termination fee revenue.

Year ended December 31, 2022, compared to 2021:

Revenue in our Banking segment increased 4% for the year ended December 31, 2022. Recurring revenue contributed 5% to total segment growth, primarily due to the ramp-up of several large contracts. Revenue was negatively impacted by foreign currency movements, which contributed (1%) to total segment growth primarily related to a stronger U.S. Dollar versus the Euro and the British Pound Sterling.

Adjusted EBITDA and Adjusted EBITDA margin decreased as the revenue impacts noted above were offset by lower-margin revenue mix and cost inflation.

Capital Market Solutions

	Years ended December 31,			$ Change			% Change	
	2023	**2022**	**2021**	**2023 vs 2022**	**2022 vs 2021**		**2023 vs 2022**	**2022 vs 2021**
			(In millions)					
Revenue	$ 2,766	$ 2,631	$ 2,495	$ 135	$ 136		5 %	5 %
Adjusted EBITDA	$ 1,390	$ 1,338	$ 1,235	52	103		4	8
Adjusted EBITDA margin	50.3 %	50.9 %	49.5 %					
Adjusted EBITDA margin basis points change	(60)	140						

Year ended December 31, 2023, compared to 2022:

Revenue in our Capital Markets segment increased 5% for the year ended December 31, 2023. Recurring revenue contributed 6% to total segment growth due to strong new sales momentum and continued movement to a SaaS-based recurring revenue model. Professional services revenue contributed (1%) to total segment growth.

Adjusted EBITDA increased year over year due to the revenue impacts noted above. Adjusted EBITDA margin declined year over year due to revenue mix.

Year ended December 31, 2022, compared to 2021:

Revenue in our Capital Markets segment increased 5% for the year ended December 31, 2022. Recurring revenue contributed 7% to total segment growth due to strong new sales momentum and continued movement to a SaaS-based recurring revenue model. Revenue was also negatively impacted by unfavorable foreign currency movements, which contributed (2%) to total segment growth primarily related to a stronger U.S. Dollar versus the British Pound Sterling.

Adjusted EBITDA increased primarily due to the revenue impacts noted above. Adjusted EBITDA margin increased primarily due to continued expense management and operating leverage.

Corporate and Other

	Years ended December 31,			$ Change		% Change	
	2023	2022	2021	2023 vs 2022	2022 vs 2021	2023 vs 2022	2022 vs 2021
	(In millions)						
Revenue	$ 322	$ 464	$ 483	$ (142)	$ (19)	(31)%	(4)%
Adjusted EBITDA	$ (346)	$ (259)	$ (360)	(87)	101	34	(28)

Year ended December 31, 2023, compared to 2022:

Revenue in our Corporate and Other segment decreased 31% for the year ended December 31, 2023, due to the ramp down of non-strategic businesses, as well as prior year divestitures.

Adjusted EBITDA decreased as a result of the revenue impacts noted above, as well as higher corporate expenses as compared to the prior year period.

Year ended December 31, 2022, compared to 2021:

Revenue in the Corporate and Other segment decreased 4% for the year ended December 31, 2023, primarily due to divestitures of non-strategic businesses in 2022 as well as client attrition in our non-strategic businesses.

Adjusted EBITDA increased due to lower corporate costs as compared to prior year. Adjusted EBITDA was positively impacted by favorable foreign currency movements related to a stronger U.S. Dollar versus the British Pound Sterling and Indian Rupee.

Liquidity and Capital Resources

Cash Requirements

Our principal ongoing cash requirements include operating expenses, income taxes, mandatory debt service payments, capital expenditures, stockholder dividends, working capital and timing differences in settlement-related assets and liabilities and may include discretionary debt repayments, share repurchases and business acquisitions. Our principal sources of funds are cash generated by operations and borrowings, including the capacity under our Revolving Credit Facility, the U.S. commercial paper program and the Euro-commercial paper program discussed in Note 13 to the consolidated financial statements, in addition to the net proceeds from the Worldpay Sale which closed on January 31, 2024.

As of December 31, 2023, the Company had $3,053 million of available liquidity, including $440 million of cash and cash equivalents, exclusive of discontinued operations, and $2,613 million of capacity available under its Revolving Credit Facility and Incremental Revolving Credit Facility. Approximately $9 million of cash and cash equivalents is held by our foreign entities, including amounts related to regulatory requirements. The majority of our domestic cash and cash equivalents relates to settlement payables and net deposits-in-transit, which are typically settled within a few business days. Debt outstanding totaled $19.1 billion, with an effective weighted average interest rate of 3.5%. As of December 31, 2023, our assets held for sale included $1,380 million of cash and cash equivalents which the Company will not be able to access following the separation of the Worldpay Merchant Solutions business. Such amount of cash and cash equivalents in assets held for sale is inclusive of $1,190 million in cash and cash equivalents held by foreign entities, including amounts related to regulatory requirements.

Although we continue to evaluate the optimal capital structure for our business following the completion of the Worldpay Sale, we intend to maintain investment grade debt ratings for FIS.

We believe that our current level of cash and cash equivalents plus cash flows from operations will be sufficient to fund our operating cash requirements, capital expenditures and mandatory debt service payments for the next 12 months and the foreseeable future.

In February 2024, the Board of Directors approved a quarterly dividend of $0.36 per share beginning with the first quarter of 2024. A regular quarterly dividend of $0.36 per common share is payable on March 22, 2024, to shareholders of record as of the close of business on March 8, 2024. We currently expect to continue to pay quarterly dividends at a target payout ratio consistent with our capital allocation strategy, without regard to net earnings (loss) attributable to the non-controlling interest retained in Worldpay post-separation. However, the amount, declaration and payment of future dividends is at the discretion of the Board of Directors and depends on, among other things, our investment opportunities (including potential mergers and acquisitions), results of operations, financial condition, cash requirements, future prospects, and other factors, including legal and contractual restrictions, that may be considered relevant by our Board of Directors. Additionally, the payment of cash dividends may be limited by covenants in certain debt agreements.

In January 2021, our Board of Directors approved a share repurchase program under which it authorized the Company to repurchase up to 100 million shares of our common stock at management's discretion from time to time on the open market or in privately negotiated transactions and through Rule 10b5-1 plans. The share repurchase program has no expiration date and may be suspended for periods, amended or discontinued at any time. Under the share repurchase program, the Company repurchased approximately 9 million shares for an aggregate of $0.5 billion in 2023, 21 million shares for an aggregate of $1.8 billion in 2022 and approximately 15 million shares for an aggregate of $2.0 billion during 2021. Approximately 55 million shares remain available for repurchase as of December 31, 2023. We plan to continue to prioritize debt reduction and share repurchases under the current share repurchase authorization. We now intend to repurchase approximately at least $3.5 billion of our shares outstanding by year end 2024.

Cash Flows from Operations

Our net cash provided by operating activities consists primarily of net earnings, adjusted to add back depreciation and amortization and other non-cash items including asset impairments. Cash flows from operations, inclusive of discontinued operations, were $4,335 million, $3,939 million and $4,810 million in 2023, 2022 and 2021, respectively (see Note 3 to the consolidated financial statements for cash provided by operating activities of discontinued operations). Cash flows from operations increased $396 million in 2023 and decreased $871 million in 2022. The 2023 increase in cash flows from operations is primarily due to working capital improvements, partially offset by settlement timing. The 2022 decrease in cash flows from operations is primarily due to a decrease in net earnings and settlement timing, partially offset by working capital.

Cash Flows from Investing

Our principal investing activity relates to capital expenditures for software (purchased and internally developed) and property and equipment. Inclusive of discontinued operations, we invested approximately $1,122 million, $1,390 million and $1,251 million in capital expenditures (excluding other financing obligations for certain hardware and software) during 2023, 2022 and 2021, respectively (see Note 3 to the consolidated financial statements for capital expenditures from discontinued operations). We expect to continue investing in software and in property and equipment to support our business.

We also invest in acquisitions that complement and extend our existing solutions and capabilities and provide additional solutions to our portfolio, and we dispose of assets that are no longer considered strategic. In the fourth quarter of 2023, we paid $202 million related to new acquisitions. In 2021, we used approximately $767 million of cash (net of cash acquired, including restricted cash) for an acquisition within the Worldpay Merchant Solutions business, which is included in discontinued operations. In 2021, we received approximately $367 million of cash for the net proceeds from the sale of our equity ownership interest in Cardinal Holdings. We expect to continue to invest in acquisitions as part of our strategy to add solutions to help win new clients and cross-sell to existing clients.

Cash flows from investing also occasionally include cash received or paid relative to other activities that are not regularly recurring in nature. In 2023, we paid approximately $20 million, and in 2022, we received approximately $726 million, of net cash related to the settlement of cross-currency interest rate swaps.

Cash Flows from Financing

Cash flows from financing principally involve borrowing funds, repaying debt and the payment of dividends. For information regarding the Company's debt and financing activity, see "Risk Factors—Risks Related to Our Indebtedness" in Item 1A and "Quantitative and Qualitative Disclosures About Market Risk—Interest Rate Risk" in Item 7A of this Annual Report and Notes 13 and 14 to the consolidated financial statements.

In 2023, we paid $173 million related to the 2020 Virtus acquisition to redeem a put option exercised by the founders as described in Note 14 to the consolidated financial statements. Cash flows from financing activities for 2023, 2022 and 2021 also included payments on contingent value rights and a tax receivable agreement, which are included in discontinued operations.

Contractual Obligations

FIS' long-term contractual obligations generally include its long-term debt, interest on long-term debt including the impact of accounting hedges, net coupon payments on undesignated interest rate swaps, lease payments on certain of its property and equipment and payments for certain purchase commitments and other obligations. See Notes 13, 14 and 15 to the consolidated financial statements for information on our long-term debt, financial instruments and operating leases, respectively. The following table summarizes FIS' other significant contractual obligations and commitments as of December 31, 2023 (in millions):

	Total		Payments Due in							
			Less than 1 Year		1-3 Years		3-5 Years		More than 5 Years	
Interest (1)	$	3,617	$	558	$	607	$	502	$	1,950
Purchase commitments (2)		868		466		393		9		—
Interest rate swap net coupons (3)		778		127		217		217		217
Total	$	5,263	$	1,151	$	1,217	$	728	$	2,167

(1) The amounts above include the impact of accounting hedges and assume that (a) applicable margins and commitment fees remain constant; (b) variable-rates in effect as of December 31, 2023, remain constant; (c) no refinancing occurs at debt maturity; (d) only mandatory debt repayments are made; (e) no new hedging transactions are effected; and (f) there are no future currency effects.

(2) Includes obligations principally for software, maintenance, and consulting and outsourced services, including cloud hosting and data centers.

(3) The amounts above reflect the net coupon payments on the fixed-to-variable and offsetting variable-to-fixed interest rate swaps, as described in Note 14, that result in a net fixed coupon spread payable by the Company; the amounts also assume that there are no future currency effects.

Recent Accounting Pronouncements

Recently Adopted Accounting Guidance

No new accounting pronouncement adopted or effective during the fiscal year had or is expected to have material impact on our consolidated financial statements or disclosures.

Recent Accounting Guidance Not Yet Adopted

See Note 2 (u) to the consolidated financial statements for information on recent accounting guidance not yet adopted.

No other newly issued accounting pronouncements not yet effective during the fiscal year are expected to have a material impact on our consolidated financial statements or disclosures.

Item 7A.   *Quantitative and Qualitative Disclosures About Market Risk*

Market Risk

We are exposed to market risks primarily from changes in interest rates and foreign currency exchange rates. We periodically use certain derivative financial instruments, including interest rate swaps, cross-currency interest rate swaps and foreign currency forward contracts, to manage interest rate and foreign currency risk. We do not use derivatives for trading purposes, to generate income or to engage in speculative activity.

Interest Rate Risk

In addition to existing cash balances and cash provided by operating activities, we use fixed-rate and variable-rate debt to finance our operations. We are exposed to interest rate risk on these debt obligations.

Our fixed-rate senior notes (as included in Note 13 to the consolidated financial statements) represent the majority of our fixed-rate long-term debt obligations as of December 31, 2023. The carrying value, excluding the fair value basis adjustments due to interest rate swaps described below and unamortized discounts, of our senior notes was $14.8 billion as of December 31, 2023. The fair value of our senior notes was approximately $13.7 billion as of December 31, 2023. The potential reduction in fair value of the senior notes from a hypothetical 10 percent increase in market interest rates would not be material to the overall fair value of the debt.

Our variable-rate risk principally relates to borrowings under our U.S. commercial paper program, Euro-commercial paper program, Revolving Credit Facility and Incremental Revolving Credit Facility (as included in Note 13 to the consolidated financial statements) (collectively, "variable-rate debt"). As of December 31, 2023, the notional amounts of our fixed-to-variable interest rate swaps no longer contribute to interest rate risk, as described further below. At December 31, 2023, our weighted-average cost of debt was 3.5% with a weighted-average maturity of 5.2 years; 77% of our debt was fixed rate, and the remaining 23% was variable-rate debt, inclusive of fair value basis adjustments due to interest rate swaps. A 100 basis-point increase in the weighted-average interest rate on our variable-rate debt would have increased our 2023 annual interest expense by $49 million. We performed the foregoing sensitivity analysis based solely on the outstanding balance of our variable-rate debt as of December 31, 2023. This sensitivity analysis does not take into account any changes that occurred in the prior 12 months or that may take place in the next 12 months in the amount of our outstanding debt. Further, this sensitivity analysis assumes the change in interest rates is applicable for an entire year. For comparison purposes, based on the outstanding balance of our variable-rate debt as of December 31, 2022, and calculated in the same manner as set forth above, an increase of 100 basis points in the weighted-average interest rate would have increased our annual interest expense by approximately $75 million.

During the quarter ended September 30, 2023, the Company de-designated its fixed-to-variable interest rate swaps as fair value hedges for accounting purposes and entered into offsetting variable-to-fixed interest rate swaps. The Company accounts for the de-designated fixed-to-variable and offsetting variable-to-fixed interest rate swaps as economic hedges; as such, effective as of the de-designation dates, changes in interest rates associated with the variable leg of the interest rate swaps do not affect the interest expense that we recognize, eliminating our variable-rate risk on our fixed-to-variable interest rate swaps. The de-designation of the fixed-to-variable interest rate swaps resulted in final fair value basis adjustments that are amortized into interest expense over the remaining periods to maturity of the respective debt as described in Note 14 to the consolidated financial statements. The fair value basis adjustments recorded as a decrease of the long-term debt totaled $594 million, net of amortization, as of December 31, 2023, with $41 million amortized as interest expense for the year ending December 31, 2023.

Foreign Currency Risk

We are exposed to foreign currency risks that arise from normal business operations. These risks include the translation of local currency balances of foreign subsidiaries, transaction gains and losses associated with intercompany loans with foreign subsidiaries and transactions denominated in currencies other than a location's functional currency. We manage the exposure to these risks through a combination of normal operating activities and the use of foreign currency forward contracts and non-derivative and derivative investment hedges.

Our exposure to foreign currency exchange risks generally arises from our non-U.S. operations, to the extent they are conducted in local currency. Changes in foreign currency exchange rates affect translations of revenue denominated in currencies other than the U.S. Dollar. During the years ended December 31, 2023, 2022 and 2021, we generated approximately $1,261 million, $1,288 million and $1,330 million, respectively, in revenue denominated in currencies other than the U.S. Dollar. The major currencies to which our revenue is exposed are the British Pound Sterling, Euro, Brazilian Real, Swedish Krona, Australian Dollar and Indian Rupee. A 10% movement in average exchange rates for these currencies (assuming a simultaneous and immediate 10% change in all of such rates for the relevant period) would have resulted in the following increase or decrease in our reported revenue for the years ended December 31, 2023, 2022 and 2021 (in millions):

Currency	2023		2022		2021	
Pound Sterling	$	43	$	42	$	41
Euro		25		26		28
Real		14		15		14
Swedish Krona		10		7		7
Rupee		6		9		11
Australian Dollar		7		7		6
Total increase or decrease	$	105	$	106	$	107

While our results of operations have been impacted by the effects of currency fluctuations, our international operations' revenue and expenses are generally denominated in local currency, which reduces our economic exposure to foreign exchange risk in those jurisdictions.

Our foreign exchange risk management policy permits the use of derivative instruments, such as forward contracts and options, to reduce volatility in our results of operations and/or cash flows resulting from foreign exchange rate fluctuations. We do not enter into foreign currency derivative instruments for trading purposes or to engage in speculative activity. We do periodically enter into foreign currency forward contracts to hedge foreign currency exposure to intercompany loans, other balance sheet items or expected foreign currency cash flows resulting from forecasted transactions. The Company also utilizes foreign currency-denominated debt and cross-currency interest rate swaps designated as net investment hedges in order to reduce the volatility of the net investment value of certain of its Euro and Pound Sterling functional subsidiaries and utilizes cross-currency interest rate swaps designated as fair value hedges in order to mitigate the impact of foreign currency risk associated with our foreign currency-denominated debt (see Note 14 to the consolidated financial statements).

Item 8. *Financial Statements and Supplementary Data*

FIDELITY NATIONAL INFORMATION SERVICES, INC.
AND SUBSIDIARIES

INDEX TO FINANCIAL INFORMATION

Report of Independent Registered Public Accounting Firm

To the Stockholders and Board of Directors
Fidelity National Information Services, Inc.:

Opinion on Internal Control Over Financial Reporting

We have audited Fidelity National Information Services, Inc. and subsidiaries' (the Company) internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2023 and 2022, the related consolidated statements of earnings (loss), comprehensive earnings (loss), equity, and cash flows for each of the years in the three-year period ended December 31, 2023, and the related notes (collectively, the consolidated financial statements), and our report dated February 26, 2024 expressed an unqualified opinion on those consolidated financial statements.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ KPMG LLP

Jacksonville, Florida
February 26, 2024

Report of Independent Registered Public Accounting Firm

To the Stockholders and Board of Directors
Fidelity National Information Services, Inc.:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Fidelity National Information Services, Inc. and subsidiaries (the Company) as of December 31, 2023 and 2022, the related consolidated statements of earnings (loss), comprehensive earnings (loss), equity, and cash flows for each of the years in the three-year period ended December 31, 2023, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2023, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated February 26, 2024 expressed an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

Sale of Worldpay Merchant Business

As discussed in Notes 1 and 3 to the consolidated financial statements, the Company completed the sale of a 55% equity interest in their Worldpay Merchant Solutions business to private equity funds managed by GTCR, LLC on January 31, 2024.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Sufficiency of audit evidence over revenue

As disclosed in Note 5 to the consolidated financial statements, the Company's revenue consists of the following types of revenue streams: i) transaction processing and services, ii) software maintenance, iii) software license, iv) professional services, and v) other recurring and non-recurring fees.

We identified the sufficiency of audit evidence over revenue as a critical audit matter. Evaluating the sufficiency of audit evidence required subjective auditor judgment because of the number of revenue streams, related revenue recognition processes, and the number of information technology (IT) applications utilized in the revenue recognition process to capture and aggregate the data.

The following are the primary procedures we performed to address this critical audit matter. Based on our knowledge of the Company, we applied auditor judgment to determine the nature and extent of procedures to be performed over revenue. Specifically, we:

- evaluated the design and tested the operating effectiveness of certain internal controls within relevant revenue recognition processes, including general IT controls and IT application controls

- involved IT professionals, who assisted in the identification and testing of certain IT systems and related controls that are used by the Company in its revenue recognition process

- selected certain individual contracts and read the underlying contract and other documents that were part of the contract for each selection and evaluated the consistency of the revenue recognition determinations with the Company's accounting policies and revenue recognition requirements

- assessed the recorded revenue by selecting a sample of transactions and comparing the amounts recognized for consistency with the Company's accounting policies and underlying documentation, including contracts with customers and other relevant and reliable third-party data.

We evaluated the sufficiency of the audit evidence obtained by assessing the results of procedures performed over revenue.

Sufficiency of audit evidence over the reporting of discontinued operations

As discussed in Notes 1 and 3 to the consolidated financial statements, on January 31, 2024, the Company completed the previously announced sale of a 55% equity interest in its Worldpay Merchant Solutions business (the Disposal Group). During the third quarter of fiscal year 2023, management determined that the proposed sale met the criteria for the Disposal Group to be classified as held-for-sale and the associated results of operations were presented as discontinued operations for all periods presented in accordance with Accounting Standard Codification 205-20, Discontinued Operations (ASC 205-20). The Worldpay Merchant Solutions business includes the former Merchant Solutions segment in addition to an insignificant non-strategic business previously included in the Corporate and Other segment. The Company's presentation of discontinued operations excludes general corporate overhead costs which were historically allocated to the Worldpay Merchant Solutions business. The assets and liabilities of the Disposal Group were $27,220 million and $9,977 million as of December 31, 2023 and $34,754 million, and $8,737 million as of December 31, 2022, respectively. The Earnings (loss) from discontinued operations, net of tax, were $(7,157) million, $(17,328) million, and $97 million, respectively, for each of the years in the three-year period ended December 31, 2023.

We identified the evaluation of the sufficiency of audit evidence over the reporting of discontinued operations as a critical audit matter. Evaluating the sufficiency of audit evidence required subjective auditor judgment due to the manual process and volume of financial information used to determine the assets and liabilities of the Disposal Group, and the related results of operations, cash flows, and disclosures.

The following are the primary procedures we performed to address this critical audit matter. We applied auditor judgment to determine the nature and extent of procedures to be performed over the reporting of discontinued operations. Specifically, we:

- evaluated the design and tested the operating effectiveness of certain internal controls within the Company's discontinued operations process, including controls over the amounts recorded and disclosed

- obtained and read the purchase and sale agreement for the proposed sale and compared the terms of that agreement to the identification of the assets and liabilities included in the Disposal Group

- assessed the Company's identification of assets and liabilities and the related results of operations and cash flows of the Disposal Group by testing the completeness and accuracy of the Company's accounting data and schedules that segregate the Disposal Group from the continuing operations of the Company

- assessed the completeness and accuracy of the presentation and disclosures related to the discontinued operations under ASC 205-20.

We evaluated the sufficiency of audit evidence obtained by assessing the results of procedures performed, including the appropriateness of the nature and extent of audit effort.

/s/ KPMG LLP

We have served as the Company's auditor since 2004.

Jacksonville, Florida
February 26, 2024

FIDELITY NATIONAL INFORMATION SERVICES, INC.
AND SUBSIDIARIES
Consolidated Balance Sheets
December 31, 2023 and 2022
(In millions, except per share amounts)

	2023	2022
ASSETS		
Current assets:		
Cash and cash equivalents	$ 440	$ 456
Settlement assets	617	592
Trade receivables, net of allowance for credit losses of $31 and $31, respectively	1,730	1,834
Other receivables	287	437
Prepaid expenses and other current assets	603	509
Current assets held for sale	10,111	8,990
Total current assets	13,788	12,818
Property and equipment, net	695	709
Goodwill	16,971	16,816
Intangible assets, net	1,823	2,468
Software, net	2,115	2,055
Other noncurrent assets	1,528	1,675
Deferred contract costs, net	1,076	973
Noncurrent assets held for sale	17,109	25,764
Total assets	$ 55,105	$ 63,278
LIABILITIES, REDEEMABLE NONCONTROLLING INTEREST AND EQUITY		
Current liabilities:		
Accounts payable, accrued and other liabilities	$ 1,859	$ 1,583
Settlement payables	635	613
Deferred revenue	832	777
Short-term borrowings	4,760	3,755
Current portion of long-term debt	1,348	2,130
Current liabilities held for sale	8,884	7,366
Total current liabilities	18,318	16,224
Long-term debt, excluding current portion	12,970	14,206
Deferred income taxes	2,179	2,689
Other noncurrent liabilities	1,446	1,382
Noncurrent liabilities held for sale	1,093	1,371
Total liabilities	36,006	35,872
Redeemable noncontrolling interest	—	180
Equity:		
FIS stockholders' equity:		
Preferred stock, $0.01 par value, 200 shares authorized, none issued and outstanding as of December 31, 2023 and 2022	—	—
Common stock, $0.01 par value, 750 shares authorized, 631 and 630 shares issued as of December 31, 2023 and 2022, respectively	6	6
Additional paid in capital	46,935	46,735
(Accumulated deficit) retained earnings	(22,864)	(14,971)
Accumulated other comprehensive earnings (loss)	(260)	(360)
Treasury stock, $0.01 par value, 48 and 39 common shares as of December 31, 2023 and 2022, respectively, at cost	(4,724)	(4,192)
Total FIS stockholders' equity	19,093	27,218
Noncontrolling interest	6	8
Total equity	19,099	27,226
Total liabilities, redeemable noncontrolling interest and equity	$ 55,105	$ 63,278

See accompanying notes, which are an integral part of these consolidated financial statements.

FIDELITY NATIONAL INFORMATION SERVICES, INC.
AND SUBSIDIARIES
Consolidated Statements of Earnings (Loss)
Years Ended December 31, 2023, 2022 and 2021
(In millions, except per share amounts)

	2023	2022	2021
Revenue	$ 9,821	$ 9,719	$ 9,339
Cost of revenue	6,145	6,216	5,990
Gross profit	3,676	3,503	3,349
Selling, general and administrative expenses	2,096	2,182	2,115
Asset impairments	113	103	194
Operating income	1,467	1,218	1,040
Other income (expense):			
Interest income	92	17	2
Interest expense	(713)	(298)	(214)
Other income (expense), net	(183)	4	(109)
Total other income (expense), net	(804)	(277)	(321)
Earnings (loss) before income taxes and equity method investment earnings (loss)	663	941	719
Provision (benefit) for income taxes	157	325	403
Equity method investment earnings (loss)	—	—	6
Net earnings (loss) from continuing operations	506	616	322
Earnings (loss) from discontinued operations, net of tax	(7,153)	(17,324)	102
Net earnings (loss)	(6,647)	(16,708)	424
Net (earnings) loss attributable to noncontrolling interest from continuing operations	(3)	(8)	(2)
Net (earnings) loss attributable to noncontrolling interest from discontinued operations	(4)	(4)	(5)
Net earnings (loss) attributable to FIS	$ (6,654)	$(16,720)	$ 417
Net earnings (loss) attributable to FIS:			
Continuing operations	$ 503	$ 608	$ 320
Discontinued operations	(7,157)	(17,328)	97
Total	$ (6,654)	$(16,720)	$ 417
Basic earnings (loss) per common share attributable to FIS:			
Continuing operations	$ 0.85	$ 1.01	$ 0.52
Discontinued operations	(12.11)	(28.69)	0.16
Total	$ (11.26)	$ (27.68)	$ 0.68
Diluted earnings (loss) per common share attributable to FIS:			
Continuing operations	$ 0.85	$ 1.01	$ 0.52
Discontinued operations	(12.11)	(28.69)	0.16
Total	$ (11.26)	$ (27.68)	$ 0.67
Weighted average common shares outstanding:			
Basic	591	604	616
Diluted	591	604	621

Amounts in table may not sum or calculate due to rounding.

See accompanying notes, which are an integral part of these consolidated financial statements.

FIDELITY NATIONAL INFORMATION SERVICES, INC.
AND SUBSIDIARIES
Consolidated Statements of Comprehensive Earnings (Loss)
Years Ended December 31, 2023, 2022 and 2021
(In millions)

	2023	2022	2021
Net earnings (loss)	$ (6,647)	$ (16,708)	$ 424
Other comprehensive earnings (loss), before tax:			
Foreign currency translation adjustments	$ 586	$ (2,042)	$ (730)
Change in fair value of net investment hedges	(677)	1,395	1,195
Excluded components of fair value hedges	74	—	—
Other adjustments	1	39	14
Other comprehensive earnings (loss), before tax	(16)	(608)	479
Provision for income tax (expense) benefit related to items of other comprehensive earnings (loss)	116	(4)	(284)
Other comprehensive earnings (loss), net of tax	100	(612)	195
Comprehensive earnings (loss)	(6,547)	(17,320)	619
Net (earnings) loss attributable to noncontrolling interest	(7)	(12)	(7)
Comprehensive earnings (loss) attributable to FIS common stockholders	$ (6,554)	$ (17,332)	$ 612

See accompanying notes, which are an integral part of these consolidated financial statements.

FIDELITY NATIONAL INFORMATION SERVICES, INC.
AND SUBSIDIARIES
Consolidated Statements of Equity
Years ended December 31, 2023, 2022 and 2021
(In millions, except per share amounts)

| | Number of shares | | FIS Stockholders Amount | | | | | | |
	Common shares	Treasury shares	Common stock	Additional paid in capital	Retained earnings	Accumulated other comprehensive earnings (loss)	Treasury stock	Noncontrolling interest (1)	Total equity
Balances, December 31, 2020	621	(1)	$ 6	$ 45,947	$ 3,440	$ 57	$ (150)	$ 13	$ 49,313
Issuance of restricted stock	4	—	—	2	—	—	—	—	2
Exercise of stock options	—	—	—	128	—	—	—	—	128
Purchases of treasury stock	—	(15)	—	—	—	—	(1,996)	—	(1,996)
Treasury shares held for taxes due upon exercise of stock awards	—	—	—	—	—	—	(120)	—	(120)
Stock-based compensation	—	—	—	383	—	—	—	—	383
Cash dividends declared ($1.56 per share) and other distributions	—	—	—	—	(968)	—	—	(9)	(977)
Other	—	—	—	6	—	—	—	—	6
Net earnings	—	—	—	—	417	—	—	7	424
Other comprehensive earnings (loss), net of tax	—	—	—	—	—	195	—	—	195
Balances, December 31, 2021	625	(16)	$ 6	$ 46,466	$ 2,889	$ 252	$ (2,266)	$ 11	$ 47,358
Issuance of restricted stock	5	—	—	(7)	—	—	12	—	5
Exercise of stock options	—	—	—	61	—	—	—	—	61
Purchases of treasury stock	—	(21)	—	—	—	—	(1,829)	—	(1,829)
Treasury shares held for taxes due upon exercise of stock awards	—	(2)	—	—	—	—	(109)	—	(109)
Stock-based compensation	—	—	—	215	—	—	—	—	215
Cash dividends declared ($1.88 per share) and other distributions	—	—	—	—	(1,140)	—	—	(10)	(1,150)
Net earnings (loss)	—	—	—	—	(16,720)	—	—	7	(16,713)
Other comprehensive earnings (loss), net of tax	—	—	—	—	—	(612)	—	—	(612)
Balances, December 31, 2022	630	(39)	$ 6	$ 46,735	$ (14,971)	$ (360)	$ (4,192)	$ 8	$ 27,226
Issuance of restricted stock	1	—	—	—	—	—	—	—	—
Exercise of stock options	—	—	—	40	—	—	—	—	40
Purchases of treasury stock	—	(9)	—	—	—	—	(510)	—	(510)
Treasury shares held for taxes due upon exercise of stock awards	—	—	—	—	—	—	(22)	—	(22)
Stock-based compensation	—	—	—	153	—	—	—	—	153
Cash dividends declared ($2.08 per share) and other distributions	—	—	—	—	(1,239)	—	—	(9)	(1,248)
Other	—	—	—	7	—	—	—	—	7
Net earnings (loss)	—	—	—	—	(6,654)	—	—	7	(6,647)
Other comprehensive earnings (loss), net of tax	—	—	—	—	—	100	—	—	100
Balances, December 31, 2023	631	(48)	$ 6	$ 46,935	$ (22,864)	$ (260)	$ (4,724)	$ 6	$ 19,099

(1) Excludes redeemable noncontrolling interest that is not considered equity. See Note 4, *Virtus Acquisition,* for additional information.

See accompanying notes, which are an integral part of these consolidated financial statements.

FIDELITY NATIONAL INFORMATION SERVICES, INC.
AND SUBSIDIARIES
Consolidated Statements of Cash Flows
Years ended December 31, 2023, 2022 and 2021
(In millions)

	2023	2022	2021
Cash flows from operating activities:			
Net earnings (loss)	$ (6,647)	$ (16,708)	$ 424
Adjustment to reconcile net earnings (loss) to net cash provided by operating activities:			
Depreciation and amortization	2,675	3,846	4,015
Amortization of debt issuance costs	29	31	30
Asset impairments	6,957	17,709	202
Loss on assets held for sale	1,909	—	—
Loss (gain) on sale of businesses, investments and other	97	(53)	(227)
Loss on extinguishment of debt	—	—	528
Stock-based compensation	154	215	383
Deferred income taxes	(705)	(544)	(81)
Net changes in assets and liabilities, net of effects from acquisitions and foreign currency:			
Trade and other receivables	124	(155)	(552)
Settlement activity	151	287	653
Prepaid expenses and other assets	(198)	(319)	(526)
Deferred contract costs	(480)	(479)	(453)
Deferred revenue	32	21	23
Accounts payable, accrued liabilities, and other liabilities	237	88	391
Net cash provided by operating activities	4,335	3,939	4,810
Cash flows from investing activities:			
Additions to property and equipment	(142)	(268)	(320)
Additions to software	(980)	(1,122)	(931)
Acquisitions, net of cash acquired	(202)	—	(767)
Net proceeds from sale of businesses and investments	45	50	370
Settlement of net investment hedge cross-currency interest rate swaps	(20)	726	(24)
Proceeds from sale of Visa preferred stock	—	269	—
Other investing activities, net	(53)	(28)	(99)
Net cash provided by (used in) investing activities	(1,352)	(373)	(1,771)
Cash flows from financing activities:			
Borrowings	93,119	75,335	54,073
Repayment of borrowings and other financing obligations	(94,513)	(74,410)	(53,440)
Debt issuance costs	(3)	(23)	(74)
Net proceeds from stock issued under stock-based compensation plans	41	57	121
Treasury stock activity	(522)	(1,938)	(2,114)
Dividends paid	(1,231)	(1,138)	(961)
Payments on contingent value rights	—	(245)	—
Payments on tax receivable agreement	(197)	(185)	(85)
Purchase of noncontrolling interest	(173)	—	—
Other financing activities, net	(14)	(26)	(58)
Net cash provided by (used in) financing activities	(3,493)	(2,573)	(2,538)
Effect of foreign currency exchange rate changes on cash	111	(463)	(248)
Net increase (decrease) in cash, cash equivalents and restricted cash	(399)	530	253
Cash, cash equivalents and restricted cash, beginning of year	4,813	4,283	4,030
Cash, cash equivalents and restricted cash, end of year	$ 4,414	$ 4,813	$ 4,283
Supplemental cash flow information:			
Cash paid for interest	$ 696	$ 417	$ 491
Cash paid for income taxes	$ 402	$ 963	$ 440

See accompanying notes, which are an integral part of these consolidated financial statements.

FIDELITY NATIONAL INFORMATION SERVICES, INC.
AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Unless stated otherwise or the context otherwise requires, all references to "FIS," "we," "our," "us," the "Company" or the "registrant" are to Fidelity National Information Services, Inc., a Georgia corporation, and its subsidiaries.

(1)   Organization

FIS is a leading global provider of financial services technology solutions for financial institutions, businesses and developers. We improve the digital transformation of our financial economy, advancing the way the world pays, banks and invests.

On January 31, 2024, the Company completed the previously announced sale ("the Worldpay Sale") of a 55% equity interest in its Worldpay Merchant Solutions business to private equity funds managed by GTCR (such funds, the "Buyer"). As of closing, FIS retained a non-controlling 45% ownership interest in a new standalone joint venture ("the Joint Venture" or "Worldpay"). Following the closing of the Worldpay Sale, FIS' share of the net income of the Joint Venture is going to be reported as equity method investment earnings (loss).

During the third quarter of fiscal year 2023, the Company analyzed quantitative and qualitative factors relevant to the Worldpay Merchant Solutions disposal group in accordance with ASC 205-20 and determined that the accounting criteria to be classified as held for sale were met, when a definitive purchase agreement was signed. Accordingly, the assets and liabilities of the disposal group are presented separately on the consolidated balance sheets for all periods presented. In addition, the disposition represents a strategic shift that will have a major impact on the Company's operations and financial results. As a result, the operating results of the Worldpay Merchant Solutions business have been reflected as discontinued operations for all periods presented and as such, have been excluded from continuing operations and segment results. The Company's cash flows are presented inclusive of discontinued operations on the consolidated statement of cash flows for all periods presented. Total cash flows from operating, investing and financing activities for discontinued operations are presented in Note 3.

The Worldpay Merchant Solutions business included the former Merchant Solutions segment in addition to a business previously included in the Corporate and Other segment, which have been recast as discontinued operations for all periods presented. Accordingly, the Company no longer reports the Merchant Solutions segment; it now reports its financial performance based on the following segments: Banking Solutions ("Banking"), Capital Market Solutions ("Capital Markets") and Corporate and Other. As a result of our ongoing portfolio assessments, the Company reclassified certain businesses from Capital Markets to Banking and to Corporate and Other during the quarter ended March 31, 2023, and reclassified certain non-strategic operations from Banking to Corporate and Other during the quarter ended December 31, 2023. The Company recast all prior-period segment information presented to reflect these reclassifications. See Note 22 for more information regarding our segments.

Amounts in tables in the financial statements and accompanying footnotes may not sum or calculate due to rounding.

2.   Summary of Significant Accounting Policies

The following describes the significant accounting policies of the Company used in preparing the accompanying consolidated financial statements.

(a)   *Principles of Consolidation and Management Estimates*

The consolidated financial statements include the accounts of FIS, its wholly-owned subsidiaries and subsidiaries that are majority-owned. Noncontrolling interests represent the minority shareholders' share of the net earnings or loss and equity in consolidated subsidiaries. The Company's noncontrolling interests presented in the consolidated statements of earnings (loss) include net earnings (loss) attributable to noncontrolling interests and redeemable noncontrolling interests. Noncontrolling interests are presented as a component of equity in the consolidated balance sheets. Noncontrolling interests that are redeemable upon the occurrence of an event that is not solely within the Company's control are presented outside of equity. All intercompany profits, transactions and balances have been eliminated in consolidation.

The preparation of consolidated financial statements in conformity with United States ("U.S") generally accepted accounting principles ("GAAP") and related rules and regulations of the U.S. Securities and Exchange Commission requires our management to make estimates, judgments and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, and the related disclosure of contingent assets and liabilities. These estimates may change as new events occur and additional information is obtained. Future actual results could differ materially from these estimates. To the extent that there are differences between these estimates, judgments and assumptions and actual results, our consolidated financial statements will be affected.

(b) *Cash and Cash Equivalents*

The Company considers cash on hand, money market funds and other highly liquid investments with original maturities of three months or less to be cash and cash equivalents. As part of the Company's electronic funds transfer and network business, the Company provides cash settlement services to financial institutions and state and local governments. These services involve the movement of funds among the various parties associated with automated teller machines ("ATM") and point-of-sale or electronic benefit transactions ("EBT"). This activity results in a balance due to the Company at the end of each business day that it recoups over the next few business days. The net in-transit balances due to the Company are included in Cash and cash equivalents on the consolidated balance sheets. The carrying amounts reported in the consolidated balance sheets for these instruments approximate their fair value.

The Company records restricted cash in captions other than Cash and cash equivalents in the consolidated balance sheets. The reconciliation between Cash and cash equivalents in the consolidated balance sheets and Cash, cash equivalents and restricted cash per the consolidated statements of cash flows is as follows (in millions):

	December 31.			
	2023		2022	
Cash and cash equivalents on the consolidated balance sheets	$	440	$	456
Merchant float from discontinued operations included in current assets held for sale (1)		2,594		2,625
Cash from discontinued operations included in current assets held for sale		1,380		1,732
Total Cash, cash equivalents and restricted cash per the consolidated statements of cash flows	$	4,414	$	4,813

(1)   Merchant float funds are considered restricted cash.

(c) *Fair Value Measurements*

Fair Value Hierarchy

The authoritative accounting literature defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy based on the quality of inputs used to measure fair value.

The fair value hierarchy includes three levels that are based on the priority of the inputs to the valuation technique. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). If the inputs used to measure the fair value fall within different levels of the hierarchy, the categorization is based on the lowest level input that is significant to the fair value measurement of the asset or liability. The three levels of the fair value hierarchy are described below.

Level 1. Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets.

Level 2. Inputs to the valuation methodology include the following:
- Quoted prices for similar assets or liabilities in active markets;
- Quoted prices for identical or similar assets or liabilities in inactive markets;
- Inputs other than quoted prices that are observable for the asset or liability;
- Inputs that are derived principally from, or corroborated by, observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3. Inputs to the valuation methodology are unobservable and significant to the fair value measurement. Unobservable inputs are inputs that reflect the reporting entity's own assumptions about the assumptions market participants would use in pricing the asset or liability developed based on the best information available in the circumstances.

Fair Value of Assets Acquired and Liabilities Assumed in Business Combinations

In a business combination transaction, an acquirer recognizes, separately from goodwill, the identifiable assets acquired, liabilities assumed, and any noncontrolling interest in the acquiree and generally measures these items at their acquisition date fair values. Goodwill is recorded as the residual amount by which the purchase price exceeds the fair value of the net assets acquired. Fair values are determined using the framework outlined above under *Fair Value Hierarchy* and the methodologies addressed in the individual subheadings. If the initial accounting for a business combination is incomplete by the end of the reporting period in which the combination occurs, we report provisional amounts in the financial statements for the items for which the accounting is incomplete. Adjustments to provisional amounts initially recorded that are identified during the measurement period are recognized in the reporting period in which the adjustment amounts are determined. This includes any effect on earnings of changes in depreciation, amortization, or other income effects as a result of the change to the provisional amounts, calculated as if the accounting had been completed at the acquisition date. During the measurement period, we also recognize additional assets or liabilities if new information is obtained about facts and circumstances that existed as of the acquisition date that, if known, would have resulted in the recognition of those assets and liabilities as of that date. The measurement period ends the sooner of one year from the acquisition date or when we receive the information we were seeking about facts and circumstances that existed as of the acquisition date or learn that more information is not obtainable. Contingent consideration liabilities or receivables recorded in connection with business acquisitions are also adjusted for changes in fair value until settled.

Fair Value of Financial Instruments

The carrying amounts reported in the consolidated balance sheets for settlement assets and payables as well as short-term borrowings approximate their fair values because of their immediate or short-term maturities. The fair value of the Company's long-term debt is based on quoted prices of our senior notes and trades of our debt in close proximity to year end, which are considered Level 2-type measurements. The Company also holds, or has held, certain derivative instruments, specifically interest rate swaps, cross-currency interest rate swaps and foreign currency exchange forward contracts, which are also valued using Level 2-type measurements. These estimates are subjective in nature and involve uncertainties and significant judgment in the interpretation of current market data. Therefore, the values presented are not necessarily indicative of amounts the Company could realize or settle currently.

(d) *Derivative Financial Instruments*

The Company enters into derivatives to manage foreign currency and interest rate risk; the Company does not use derivatives for trading purposes, to generate income or to engage in speculative activity.

During all periods presented, the Company used cross-currency interest rate swaps to engage in hedging activities relating to changes in foreign currency exchange rates impacting its investment in certain foreign-currency-denominated operations. The Company designated these cross-currency interest rate swaps as net investment hedges. The Company also utilized foreign-currency-denominated debt as non-derivative net investment hedges. During 2023, the Company also utilized cross-currency interest rate swaps to engage in hedging activities relating to its exposure to foreign currency risk associated with its foreign currency-denominated debt. The Company designated these cross-currency interest rate swaps as fair value hedges.

During all periods presented, the Company used fixed-to-variable interest rate swaps to engage in hedging activities relating to changes in interest rates impacting the fair value of its fixed-rate long-term debt. The Company designated these interest rate swaps as fair value hedges. During the quarter ended September 30, 2023, the Company de-designated these interest rate swaps as fair value hedges and entered into offsetting variable-to-fixed interest rate swaps. The de-designated and new interest rate swaps are accounted for as economic hedges.

During 2023, the Company used foreign currency forward contracts as economic hedges to reduce the foreign currency risk associated with foreign currency-denominated debt expected to be paid off with U.S. dollar proceeds received from the Worldpay Sale during the first quarter of 2024 (see Note 1). During 2022, the Company used foreign currency forward contracts as economic hedges to reduce the foreign currency risk associated with payments due at maturity of the Company's foreign currency-denominated debt and cross-currency interest rate swaps.

The Company records all derivatives, whether designated in accounting hedging relationships or not, on the consolidated balance sheets at fair value. The Company's derivative contracts are generally subject to master netting arrangements, which contain various netting and setoff provisions; however, the Company has elected to record derivative assets and liabilities on a gross basis in the accompanying consolidated balance sheets in Prepaid expenses and other current assets; Other noncurrent assets; Accounts payable, accrued and other liabilities; or Other noncurrent liabilities, as appropriate. See Notes 14 and 20 for additional details, including accounting policies.

(e)   *Allowance for Credit Losses*

The Company monitors trade receivable balances and contract assets as well as other receivables and estimates the allowance for lifetime expected credit losses. Estimates of expected credit losses are based on historical collection experience and other factors, including those related to current market conditions and events, changes in client creditworthiness, client payment terms and collection trends. The allowance for credit losses is separate from the chargeback liability described in Note 3.

(f)   *Settlement Assets and Payables*

The principal components of the Company's settlement assets and payables on the consolidated balance sheets are as follows (in millions):

	December 31,			
	2023		**2022**	
Settlement assets				
Settlement deposits	$	463	$	439
Settlement receivables		154		153
Total Settlement assets	$	617	$	592
Settlement payables	$	635	$	613

The payment solutions that give rise to the settlement balances described below are separate and distinct from those settlement activities referred to under (b) *Cash and Cash Equivalents*, where the solutions we provide primarily facilitate the movement of funds.

We manage certain payment solutions and programs and wealth management processes for our clients that require us to hold and manage client cash balances used to fund their daily settlement activity. Settlement deposits represent funds we hold that were drawn from our clients to facilitate settlement activities. Settlement receivables represent amounts funded by us. Settlement payables consist of settlement deposits from clients, settlement payables to third parties or clients, and outstanding checks related to our settlement activities for which the right of offset does not exist or we do not intend to exercise our right of offset. Our accounting policy for such outstanding checks is to include them in Settlement payables on the consolidated balance sheets and operating cash flows on the consolidated statements of cash flows.

(g)   *Contract Related Balances*

The payment terms and conditions in our customer contracts may vary. In some cases, customers pay in advance of our delivery of solutions or services; in other cases, payment is due as services are performed or in arrears following the delivery of the solutions or services. Differences in timing between revenue recognition and invoicing result in accrued trade receivables, contract assets, or deferred revenue on our consolidated balance sheets. Trade receivables are accrued when revenue is recognized prior to invoicing but the right to payment is unconditional (i.e., only the passage of time is required). This occurs most commonly when software term licenses recognized at a point in time are paid for periodically over the license term. Contract assets result when amounts allocated to distinct performance obligations are recognized when or as control of a solution or service is transferred to the customer but invoicing is contingent on performance of other performance obligations or on completion of contractual milestones. Contract assets are transferred to trade receivables when the rights become unconditional, typically upon invoicing of the related performance obligations in the contract or upon achieving the requisite project milestone. Deferred revenue results from customer payments in advance of our satisfaction of the associated performance obligation(s) and relates primarily to prepaid maintenance or other recurring services. Deferred revenue is relieved as revenue is recognized. Contract assets and deferred revenue are reported on a contract-by-contract basis at the end of each reporting period. At December 31, 2023 and 2022, contract assets of $227 million and $207 million, respectively, are included in Prepaid expenses and other current assets and $240 million and $122 million, respectively are included in Other noncurrent assets on the consolidated balance sheets. Noncurrent deferred revenue is included in Other noncurrent liabilities as detailed in Note 12. Changes in the contract assets and deferred revenue balances for the years ended December 31, 2023 and 2022, were not materially impacted by any factors other than those described above. In some cases, signing bonuses are paid, or credits are offered, to customers in connection with the origination or renewal of customer contracts. These incentives are recorded as Other noncurrent assets on our consolidated balance sheets and amortized on a straight-line basis as a reduction of revenue over the lesser of the useful life of the solution or the expected customer relationship period for new contracts or over the contract period for renewal contracts.

(h)   *Goodwill*

Goodwill represents the excess of cost over the fair value of identifiable assets acquired and liabilities assumed in business combinations. Goodwill is not amortized but is assessed for impairment by reporting unit. The Company assesses goodwill for impairment on an annual basis during the fourth quarter or more frequently if circumstances indicate potential impairment. An impairment charge is recognized when and to the extent a reporting unit's carrying amount is determined to exceed its estimated fair value. Our reporting units are the same as our primary operating segments, with additional reporting units for certain non-strategic businesses within the Corporate and Other segment.

The Company has the option to first assess qualitatively whether it is more likely than not that a reporting unit's carrying amount exceeds its estimated fair value. The option of whether to perform the qualitative assessment is made annually and may vary by reporting unit. Events and circumstances that are considered in performing the qualitative assessment include macroeconomic conditions, industry and market conditions, cost factors, overall financial performance, events affecting the reporting unit or Company as a whole, including a sustained decrease in stock price. When performing the qualitative assessment, we examine those factors most likely to affect each reporting unit's fair value. If we conclude that it is more likely than not that the reporting unit's fair value is less than its carrying amount (that is, a likelihood of more than 50 percent) as a result of the qualitative assessment, or we elect to bypass the qualitative assessment for a reporting unit, then we perform a quantitative assessment for that reporting unit.

In applying the quantitative assessment, we typically engage third-party valuation specialists to assist us in determining the fair value of a reporting unit based on a weighted average of valuation techniques, a combination of an income approach and a market approach, which are Level 3-type measurements. The income approach calculates a value based upon the present value of estimated future cash flows, while the market approach uses earnings multiples of similarly situated guideline public companies. If the fair value of the reporting unit determined using the quantitative analysis exceeds the carrying amount of the reporting unit's net assets, goodwill is not impaired.

Both qualitative and quantitative assessments require a significant amount of management judgment involving the use of forecasts, estimates, and assumptions.

(i)   *Impairment of Long-Lived Assets and Intangible Assets with Finite Useful Lives*

Long-lived assets and intangible assets with finite useful lives are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset, which are Level 3-type measurements. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized in the amount by which the carrying amount of the asset exceeds the fair value of the asset. There were no significant impairments of long-lived assets or intangible assets with finite useful lives during the years ended December 31, 2023 and 2021. During the year ended December 31, 2022, the Company recognized impairment losses totaling $71 million on certain long-lived assets, primarily related to reducing office space, including $43 million for operating lease right-of-use assets.

(j)   *Intangible Assets*

The Company has intangible assets that consist primarily of customer relationships and trademarks (i.e., a collective term for trademarks, trade names, and related intellectual property rights) that are recorded in connection with acquisitions at their fair value based on the results of valuation analyses. Customer relationships and trademarks acquired in business combinations are generally valued using the multi-period excess earnings method and relief-from-royalty method, respectively, which are Level 3-type measurements. Customer relationships are amortized over their estimated useful lives using an accelerated method that takes into consideration expected customer attrition rates up to a 10-year period. Trademarks with finite lives are amortized over periods ranging up to five years. Intangible assets with finite lives are reviewed for impairment following the same approach as long-lived assets.

(k) *Software*

Software includes software acquired in business combinations, purchased software and capitalized software development costs. Software acquired in business combinations is generally valued using the relief-from-royalty method, a Level 3-type measurement. Purchased software is recorded at cost and amortized using the straight-line method over its estimated useful life, and software acquired in business combinations is recorded at its fair value and amortized using straight-line or accelerated methods over its estimated useful life, typically ranging from one to 10 years.

The capitalization of software development costs is based on whether the software is to be sold, leased or otherwise marketed, or if the software is for internal use. After the technological feasibility of the software has been established (for software to be marketed) or at the beginning of application development (for internal-use software), software development costs, which primarily include salaries and related payroll costs and costs of independent contractors incurred during development, are capitalized. Research and development costs incurred prior to the establishment of technological feasibility (for software to be marketed) or prior to application development (for internal-use software) are expensed as incurred. Software development costs are amortized on a solution-by-solution basis commencing on the date of general release (for software to be marketed) or the date placed in service (for internal-use software). Software development costs for software to be marketed are amortized using the greater of (1) the straight-line method over its estimated useful life, which typically ranges from three to 10 years, or (2) the ratio of current revenue to total anticipated revenue over its useful life.

The Company reviews software assets for impairment at each reporting date. For software to be marketed, an impairment charge is recorded to the extent the carrying amount exceeds the net realizable value. Internal-use software is reviewed for impairment following the same approach as long-lived assets. Determining net realizable values and future cash flows involves judgments and the use of estimates and assumptions regarding future economic and market conditions. Adverse changes in these conditions could result in an impairment charge which could be material to our consolidated financial statements.

See Note 9 for software asset impairment losses and incremental software amortization expense recognized during the years ended December 31, 2023, 2022 and 2021.

(l) *Deferred Contract Costs*

The Company incurs costs as a result of both the origination and fulfillment of our contracts with customers. Origination costs relate primarily to the payment of sales commissions that are directly related to sales transactions. Fulfillment costs include the cost of implementation services related to software as a service ("SaaS") and other cloud-based arrangements when the implementation service is not distinct from the ongoing service. When origination costs and fulfillment costs that will be used to satisfy future performance obligations are directly related to the execution of our contracts with customers, and the costs are recoverable under the contract, the costs are capitalized as a deferred contract cost. Impairment losses are recognized if the carrying amounts of the deferred contract costs are not recoverable.

Origination costs for contracts that contain a distinct software license recognized at a point in time are allocated between the license and all other performance obligations of the contract and amortized according to the pattern of performance for the respective obligations. Otherwise, origination costs are capitalized as a single asset for each contract or portfolio of similar contracts and amortized using an appropriate single measure of performance considering all of the performance obligations in the contracts. The Company amortizes origination costs over the expected benefit period to which the deferred contract cost relates. Origination costs related to initial contracts with a customer are amortized over the lesser of the useful life of the solution or the expected customer relationship period. Commissions paid on renewals are amortized over the renewal period. Capitalized fulfillment costs are amortized over the lesser of the useful life of the solution or the expected customer relationship period.

See Note 10 for deferred contract cost asset impairment losses during 2021 and incremental amortization expense recognized during the years ended December 31, 2023, 2022 and 2021. There were no significant deferred contract cost asset impairment losses recognized during the years ended December 31, 2023 and 2022.

(m) *Property and Equipment*

Property and equipment is recorded at cost, less accumulated depreciation and amortization. Depreciation and amortization are computed primarily using the straight-line method based on the estimated useful lives of the related assets typically as follows: 30 years for buildings and three to seven years for furniture, fixtures and computer equipment. Leasehold improvements are amortized using the straight-line method over the lesser of the initial term of the applicable lease or the estimated useful lives of such assets.

(n) *Income Taxes*

The Company recognizes deferred income tax assets and liabilities for temporary differences between the financial reporting basis and the tax basis of the Company's assets and liabilities and expected benefits of using net operating loss and credit carryforwards. Deferred income tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The impact on deferred income taxes of changes in tax rates and laws, if any, is reflected in the consolidated financial statements in the period enacted. A valuation allowance is established for any portion of a deferred income tax asset for which management believes it is more likely than not that the Company will not be able to realize the benefits of all or a portion of that deferred income tax asset. Certain of the Company's earnings are indefinitely reinvested offshore and could be subject to additional income tax if repatriated. It is not practicable to determine the unrecognized deferred tax liability on a hypothetical distribution of those earnings.

(o) *Operating Leases*

The Company leases certain of its property, primarily real estate, under operating leases. Operating lease right-of-use ("ROU") assets are included in Other noncurrent assets, and operating lease liabilities are included in Accounts payable, accrued and other liabilities and Other noncurrent liabilities on the consolidated balance sheets. ROU assets represent the Company's right to use an underlying asset for the lease term, and lease liabilities represent the Company's obligation to make lease payments arising from the lease. Operating lease ROU assets and liabilities are recognized at commencement date based on the present value of fixed lease payments over the lease term. Operating lease ROU assets also include any prepaid lease payments and exclude lease incentives received. The Company uses an incremental borrowing rate based on information available at commencement date in determining the present value of lease payments. Lease term for accounting purposes may include options to extend (generally ranging from one to five years) or to terminate the lease when it is reasonably certain that the Company will exercise that option. For certain equipment leases, the Company applies a portfolio approach to effectively account for the operating lease ROU assets and liabilities. Lease agreements may include lease and related non-lease components, which are accounted for as a single lease component. Fixed costs included in the measurement of ROU assets are recognized as operating lease cost generally on a straight-line basis over the lease term. Certain leases require the Company to pay taxes, insurance, maintenance and other operating expenses associated with the leased asset. Such amounts are not included in the measurement of the ROU assets and lease liabilities to the extent they are variable in nature; instead, they are recognized as variable lease cost when incurred.

(p) *Revenue Recognition*

The Company generates revenue in a number of ways, including from the delivery of account- or transaction-based processing, SaaS, business process as a service ("BPaaS"), cloud offerings, software licensing, software-related services and professional services.

The Company enters into arrangements with customers to provide services, software and software-related services such as maintenance and implementation either individually or as part of an integrated offering. The Company assesses the solutions and services promised in its contracts with customers and identifies a performance obligation for each promise to transfer to the customer a solution or service (or bundle of solutions or services) that is distinct - i.e., if a solution or service is separately identifiable from other items in the bundled package and if a customer can benefit from it on its own or with other resources that are readily available to the customer. To identify its performance obligations, the Company considers all of the solutions or services promised in the contract regardless of whether they are explicitly stated or are implied by customary business practices. The Company recognizes revenue when or as it satisfies a performance obligation by transferring control of a solution or service to a customer.

Revenue is measured based on the consideration that the Company expects to receive in a contract with a customer. The Company's contracts with its customers frequently contain variable consideration. Variable consideration exists when the amount which the Company expects to receive in a contract is based on the occurrence or non-occurrence of future events, such as processing services performed under usage-based pricing arrangements or professional services billed on a time-and-materials basis. Variable consideration is also present in certain transactions in the form of discounts, credits, price concessions, penalties, and similar items. If the amount of a discount or rebate in a contract is fixed and not contingent, that discount or rebate is not variable consideration. The Company estimates variable consideration in its contracts primarily using the expected value method. In some contracts, the Company applies the most likely amount method by considering the single most likely amount in a limited range of possible consideration amounts. The Company develops estimates of variable consideration on the basis of both historical information and current trends. Variable consideration included in the transaction price is constrained such that a significant revenue reversal is not probable.

Taxes collected from customers and remitted to governmental authorities are not included in revenue. Postage costs associated with print and mail services are accounted for as a fulfillment cost and are included in cost of revenue.

Technology or service components from third parties are frequently embedded in or combined with our applications or service offerings. We are often responsible for billing the client in these arrangements and transmitting the applicable fees to the third party. The Company determines whether it is responsible for providing the third-party solution or service as a principal or for arranging for the solution or service to be provided by the third party as an agent. Judgment is applied to determine whether we are the principal or the agent by evaluating whether the Company has control of the solution or service prior to it being transferred to the customer. The principal versus agent assessment is performed at the performance obligation level. Indicators that the Company considers in determining if it has control include whether the Company is primarily responsible for fulfilling the promise to provide the specified solution or service to the customer, the Company has inventory risk and the Company has discretion in establishing the price the customer ultimately pays for the solution or service. Depending upon the level of our contractual responsibilities and obligations for delivering solutions to end customers, we have arrangements where we are the principal and recognize the gross amount billed to the customer and other arrangements where we are the agent and recognize the net amount retained.

The total transaction price of a contract is allocated to each performance obligation in a manner depicting the amount of consideration to which the Company expects to be entitled in exchange for transferring the solution(s) or service(s) to the customer (the "allocation objective"). If the allocation objective is met at contractual prices, no allocation adjustments from contract prices are made. Otherwise, the Company reallocates the transaction price to each performance obligation identified in the contract on a relative standalone selling price basis, except when the criteria are met for allocating variable consideration to one or more, but not all, performance obligations in the contract. The Company allocates variable consideration to one or more, but not all, performance obligations when the terms of the variable payment relate specifically to the Company's efforts to satisfy the performance obligation (or transfer the distinct solution or service) and when such allocation is consistent with the allocation objective when considering all performance obligations in the contract. Determining whether the criteria for allocating variable consideration to one or more, but not all, performance obligations in the contract requires judgment and may affect the timing and amount of revenue recognized.

To determine the standalone selling price of its promised solutions or services, the Company conducts a regular analysis to determine whether various solutions or services have an observable standalone selling price. If the Company does not have an observable standalone selling price for a particular solution or service, then the standalone selling price for that particular solution or service is estimated using all information that is reasonably available and maximizing observable inputs using approaches including historical pricing, cost plus a margin, adjusted market assessment, and a residual approach.

The following describes the nature of the Company's primary types of revenue and the revenue recognition policies and significant payment terms as they pertain to the types of transactions the Company enters into with its customers.

Transaction Processing and Services Revenue

Transaction processing and services revenue is primarily comprised of payment processing, data processing, application management, and outsourced services, including our SaaS, BPaaS and cloud offerings. Revenue from transaction processing and services is recurring and is typically volume or activity based depending on factors such as the number of payments, transactions, accounts or trades processed, number of users, number of hours of services or amount of computer resources used. Fees may include tiered pricing structures with the base tier representing a minimum monthly usage fee. Pricing within the tiers typically resets on a monthly basis, and minimum monthly volumes are generally met or exceeded. Contract lengths for processing services typically span one or more years; however, when distinct hosting services are offered, they are often cancelable without a significant penalty with 30-days' notice. Payment is generally due in advance or in arrears on a monthly or quarterly basis and may include fixed or variable payment amounts depending on the specific payment terms and activity in the period.

For processing services revenue, the nature of the Company's promise to the customer is to stand ready to provide continuous access to the Company's processing platforms and perform an unspecified quantity of outsourced and transaction processing services for a specified term or terms. Accordingly, processing services are generally viewed as a stand-ready performance obligation comprised of a series of distinct daily services. The Company typically satisfies its processing services performance obligations over time as the services are provided. A time-elapsed output method is used to measure progress because the Company's efforts are expended evenly throughout the period given the nature of the promise is a stand-ready service. The Company has evaluated its variable payment terms related to its processing services revenue accounted for as a series of distinct days of service and concluded that they generally meet the criteria for allocating variable consideration entirely to one or more, but not all, performance obligations in a contract. Accordingly, when the criteria are met, variable amounts based on the number and type of services performed during a period are allocated to, and recognized on, the day in which the Company performs the related services. Fixed fees for processing services are generally recognized ratably over the contract period.

Processing revenue also includes network, interchange, and other pass-through fees. Pass-through fees generally represent variable consideration and are allocated to, and recognized on, the day on which the related services are performed. Pass-through fees are billed monthly. Network and interchange fees are presented on a net basis; other pass through fees may be recorded on either a gross or a net basis depending on whether the Company is acting as a principal or an agent.

Software Maintenance Revenue

Software maintenance is comprised of technical support services and unspecified software updates and upgrades provided on a when-and-if-available basis. Software maintenance revenue is generally based on fixed fees. Payment terms are typically annually, quarterly, or monthly in advance. Contract terms vary and can span multiple years. The Company generally satisfies its maintenance-related performance obligations evenly using a time-elapsed output method over the contract term given there is no discernible pattern of performance.

Other Recurring Revenue

Other recurring revenue is comprised primarily of services provided by dedicated personnel resources who work full time at client sites and under the client's direction. Revenue from dedicated resource agreements is generally based on fixed monthly fees per resource. Payment terms are typically annually, quarterly, or monthly in advance. Contract terms vary and can span multiple years. The Company generally satisfies its dedicated resource obligations evenly using a time-elapsed output method over the contract term given there is no discernible pattern of performance.

Software License Revenue

The Company's software licenses generally have significant stand-alone functionality to the customer upon delivery and are considered to be functional intellectual property. Additionally, the nature of the Company's promise in granting these software licenses to a customer is typically to provide the customer a right to use the Company's intellectual property. The Company's software licenses are generally considered distinct performance obligations. Revenue allocated to software licenses is typically recognized at a point in time upon delivery of the license and is non-recurring. Contracts that contain software licenses often have non-standard terms that require significant judgments that may affect the amount and timing of revenue recognized.

When a software license requires frequent updates that are integral to maintaining the utility of the license to the customer, the Company combines the software license and the maintenance into a single performance obligation, and revenue for the combined performance obligation is recognized in Other recurring revenue as the maintenance is provided, consistent with the treatment described for maintenance above. When a software license contract also includes professional services that provide significant modification or customization of the software license, the Company combines the software license and professional services into a single performance obligation, and revenue for the combined performance obligation is recognized as the professional services are provided, consistent with the methods described below for professional services revenue.

The Company has contracts where the licensed software is offered in conjunction with hosting services. The licensed software may be considered a separate performance obligation from the hosting services if the customer can take possession of the software during the contractual term without incurring a significant penalty and if it is feasible for the customer to run the software on its own infrastructure or hire a third party to host the software. If the licensed software and hosting services are separately identifiable, license revenue is recognized when the hosting services commence and it is within the customer's control to obtain a copy of the software. If the software license is not separately identifiable from the hosting service, then the related revenue for the combined performance obligation is recognized ratably over the hosting period and classified as processing revenue.

Occasionally, the Company offers extended payment terms on its license transactions and evaluates whether any potential significant financing components exist. For certain of its business units, the Company will provide a software license through a rental model wherein the customer generally pays for the software license and maintenance in monthly or quarterly installments as opposed to an upfront software license fee. Revenue recognition under these arrangements follows the same recognition pattern as the arrangements outlined above. Judgment is required to determine whether these arrangements contain a significant financing component. The Company evaluates whether there is a significant difference between the amount of promised consideration over the rental term and the cash selling price of the software license, the degree to which financing is the reason for any such difference, and the overall impact of the time value of money on the transaction. If we conclude a significant financing component exists, then the transaction price is adjusted for the time value of money at the Company's incremental borrowing rate by recording a contract asset and interest income. The Company does not adjust the promised amount of consideration for the effects of the time value of money if the difference between the promised consideration and the cash selling price arises for reasons other than the provision of finance or it is expected, at contract inception, that the period between when the Company transfers a promised solution or service to a customer and when the customer pays for that solution or service will be one year or less.

Professional Services Revenue

Professional services revenue is comprised of implementation, conversion, and programming services associated with the Company's data processing and application management agreements and implementation or installation services related to licensed software. Although this revenue is non-recurring in nature, it is generally recognized over time, with service durations spanning from several weeks to several years, depending on the scope and complexity of the work. Payment terms for professional services may be based on an upfront fixed fee, fixed upon the achievement of milestones, or on a time-and-materials basis.

In assessing whether implementation services provided on data processing, application management or software agreements are a distinct performance obligation, the Company considers whether the services are both capable of being distinct (i.e., the customer can benefit from the services alone or in combination with other resources that are readily available to the customer) and distinct within the context of the contract (i.e., the services are separately identifiable from the other performance obligations in the contract). Implementation services and other professional services are typically considered distinct performance obligations. However, when these services involve significant customization or modification of an underlying solution or offering, or if the services are complex and not available from a third-party provider and must be completed prior to a customer having the ability to benefit from a solution or offering, then such services and the underlying solution or offering will be accounted for as a combined performance obligation.

The Company's professional services that are accounted for as distinct performance obligations and that are billed on a fixed fee basis are typically satisfied as services are rendered; thus, the Company uses a cost-based input method, such as cost-to-cost or efforts expended (labor hours), to provide a faithful depiction of the transfer of those services. For professional services that are distinct and billed on a time-and-materials basis, revenue is generally recognized using an output method that corresponds with the time and materials billed and delivered, which is reflective of the transfer of the services to the customer. Professional services that are not distinct from an associated solution or offering are recognized over the common measure of progress for the overall performance obligation (typically a time-elapsed output measure that corresponds to the period over which the solution or offering is made available to the customer).

Other Non-recurring Revenue

Other non-recurring revenue is comprised primarily of hardware, one-time card production, and early termination fees. The Company typically does not stock in inventory the hardware solutions sold but arranges for delivery of hardware from third-party suppliers. The Company determines whether hardware delivered from third-party suppliers should be recognized on a gross or net basis by evaluating whether the Company has control of the solution or service prior to it being transferred to the customer. Equipment and one-time card production revenue is generally recognized at a point in time upon delivery. Early contract terminations are treated as contract modifications. Early termination fees are added to a contract's transaction price once it becomes likely that liquidated damages will be charged to a customer, typically upon notification of early termination. Early termination fees are recognized over the remaining period of the related performance obligation(s).

Material Rights

Some of the Company's contracts with customers include options for the customer to acquire additional, or renew existing, solutions or services in the future. Options may represent a material right to acquire solutions or services if the discount is incremental to the range of discounts typically given for those solutions or services to that class of customer in that geographical area or market and if the customer would not have obtained the option without entering into the contract. If deemed to be a material right, the Company will account for the material right as a separate performance obligation and determine the standalone selling price based on directly observable prices when available. If the standalone selling price is not directly observable, then the Company estimates the standalone selling price to be equal to the discount that the customer would obtain by exercising the option, as adjusted for any discount that the customer would receive without exercising the option and for the likelihood that the option will be exercised.

(q) *Cost of Revenue and Selling, General and Administrative Expenses*

Cost of revenue consists of costs directly associated with providing solutions or services to clients and includes payroll, employee benefits and other costs associated with personnel employed in customer service and service delivery roles as well as third-party costs involved in fulfillment of performance obligations for which the Company is acting as a principal. Cost of revenue also includes data processing costs, amortization of software, customer relationship and trademark intangible assets, and depreciation on operating assets.

Selling, general and administrative expenses include payroll, employee benefits and other costs associated with personnel employed in sales, marketing, human resources, finance, risk management and other administrative roles, as well as acquisition, integration and certain other costs that are not considered when management evaluates revenue-generating segment performance. Selling, general and administrative expenses also include depreciation on non-operating corporate assets as well as advertising and other marketing-related program costs.

(r) *Stock-Based Compensation Plans*

The Company accounts for stock-based compensation plans using the fair value method. Thus, compensation cost is measured based on the fair value of the award at the grant date and is recognized over the service period. For our service-based stock awards, we recognize the compensation cost on a straight-line basis over the award's service period, which is generally three years. For our performance-based stock awards with market conditions which typically cliff vest on the third anniversary date of the grant, we recognize the compensation cost on a straight-line basis over the service period when it is probable the outcome of that performance condition will be achieved. The Company adjusts the compensation expense over the service period based upon the expected achievement level of the applicable performance condition. Certain of our stock awards contain only market conditions. In those circumstances, compensation cost is recognized over the service period and is not reversed even if the award does not become exercisable in the event the market condition is not achieved. The Company estimates future forfeitures at the time of grant and revises those estimates in subsequent periods if actual forfeitures differ significantly from those estimates.

(s) *Foreign Currency Translation*

Our functional currency is the U.S. dollar. The functional currency of each of our operating subsidiaries is generally the currency of the economic environment in which the subsidiary primarily does business. Our foreign subsidiaries with non-U.S. dollar functional currencies are translated into U.S. dollars for consolidation purposes using the foreign exchange rates applicable to the dates of the financial statements. Generally, these consist of the exchange rates in effect at the balance sheet date for balance sheet accounts and the average exchange rates in effect during the relevant period for revenue and expense accounts. The adjustments resulting from the translation are included in Accumulated other comprehensive earnings (loss) in the consolidated statements of equity and consolidated statements of comprehensive earnings and are excluded from net earnings.

Gains or losses resulting from measuring foreign currency transactions into the respective functional currency are included in Other income (expense), net in the consolidated statements of earnings.

(t) *Net Earnings (Loss) per Share*

The basic weighted average shares and common stock equivalents for the years ended December 31, 2023, 2022 and 2021, are computed using the treasury stock method.

Net earnings (loss) and earnings (loss) per share for the years ended December 31, 2023, 2022 and 2021, are as follows (in millions, except per share data):

	Year ended December 31,		
	2023	2022	2021
Net earnings (loss) from continuing operations attributable to FIS common stockholders	$ 503	$ 608	$ 320
Net earnings (loss) from discontinued operations attributable to FIS common stockholders	(7,157)	(17,328)	97
Net earnings (loss) attributable to FIS common stockholders	$ (6,654)	$ —	$ 417
Weighted average shares outstanding-basic	591	604	616
Plus: Common stock equivalent shares	—	—	5
Weighted average shares outstanding-diluted	591	604	621
Net earnings (loss) per share-basic from continuing operations attributable to FIS common stockholders	$ 0.85	$ 1.01	$ 0.52
Net earnings (loss) per share-basic from discontinued operations attributable to FIS common stockholders	(12.11)	(28.69)	0.16
Net earnings (loss) per share-basic attributable to FIS common stockholders	$ (11.26)	$ (27.68)	$ 0.68
Net earnings (loss) per share-diluted from continuing operations attributable to FIS common stockholders	$ 0.85	$ 1.01	$ 0.52
Net earnings (loss) per share-diluted from discontinued operations attributable to FIS common stockholders	(12.11)	(28.69)	0.16
Net earnings (loss) per share-diluted attributable to FIS common stockholders	$ (11.26)	$ (27.68)	$ 0.67

The diluted net loss per share for the year ended December 31, 2023 and 2022, did not include the effect of common stock equivalent shares of 2 million and 3 million, respectively.

Options to purchase approximately 8 million, 5 million and 2 million shares of our common stock for the years ended December 31, 2023, 2022 and 2021, respectively, were not included in the computation of diluted earnings (loss) per share because they were anti-dilutive.

(u)   *Recent Accounting Guidance Not Yet Adopted*

In December 2023, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2023-09, *Income Taxes (Topic 740): Improvements to Income Tax Disclosures*. The ASU requires that an entity disclose specific categories in the effective tax rate reconciliation as well as provide additional information for reconciling items that meet a quantitative threshold. Further, the ASU requires certain disclosures of state versus federal income tax expense and taxes paid. The amendments in this ASU are required to be adopted for fiscal years beginning after December 31, 2024. Early adoption is permitted for annual financial statements that have not yet been issued. The amendments should be applied on a prospective basis although retrospective application is permitted. We are currently evaluating the impact of adoption on our financial disclosures.

In November 2023, the FASB used ASU 2023-07, *Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures*. The ASU requires that an entity disclose significant segment expenses impacting profit and loss that are regularly provided to the chief operating decision maker. The update is required to be applied retrospectively to prior periods presented, based on the significant segment expense categories identified and disclosed in the period of adoption. The amendments in this ASU are required to be adopted for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024. Early adoption is permitted. We are currently evaluating the impact of adoption of our financial disclosures

(v)   *Certain Reclassifications*

Certain reclassifications have been made in the 2022 and 2021 consolidated financial statements to conform to the classifications used in 2023. As a result of our ongoing portfolio assessments, the Company reclassified certain businesses from Capital Markets to Banking and to Corporate and Other during the quarter ended March 31, 2023, and reclassified certain non-strategic operations from Banking to Corporate and Other during the quarter ended December 31, 2023. The Company recast all prior-period segment information presented to reflect these reclassifications. See Note 22 for more information regarding our segments. December 31, 2023, was the final deadline for states to complete all benefit issuance under federally funded pandemic relief programs. Accordingly, revenue associated with services the Company provided related to these programs has been classified within the Banking segment as Other non-recurring commencing during the quarter ended December 31, 2023, and related prior-period amounts have been reclassified from Transaction processing and services to Other non-recurring for comparability. See Note 5 for further information.

During January 2024, the Company agreed to include in the Worldpay Sale an equity security investment with a book value of $30 million. As of September 30, 2023, the value of this investment had been properly recorded as Other noncurrent assets within continuing operations on the consolidated balance sheets at September 30, 2023, and December 31, 2022. As a result of the subsequent decision to convey this asset in the Worldpay Sale, the amount of this asset has been reclassified and is now presented within these financial statements as Noncurrent assets held for sale at December 31, 2023 and 2022, and is reported within Other noncurrent assets within discontinued operations (see Note 3).

3.   Discontinued Operations

Sale of Worldpay Merchant Solutions Business

The following table represents a reconciliation of the major components of discontinued operations, net of tax, presented in the consolidated statements of earnings (loss) (in millions). The Company's presentation of discontinued operations excludes general corporate overhead costs which were historically allocated to the Worldpay Merchant Solutions business.

	2023	2022	2021
Major components of discontinued operations before income taxes:			
Revenue	$ 4,859	$ 4,809	$ 4,538
Cost of revenue	(1,662)	(2,604)	(2,640)
Selling, general, and administrative expenses	(1,992)	(1,936)	(1,876)
Asset impairments	(6,844)	(17,606)	(8)
Interest income (expense), net	27	6	(2)
Other, net	63	55	53
Earnings (loss) from discontinued operations related to major classes of pre-tax earnings(loss)	(5,549)	(17,276)	65
Loss on assets held for sale	(1,909)	—	—
Earnings (loss) from discontinued operations	(7,458)	(17,276)	65
Provision (benefit) for income taxes	(301)	52	(32)
Earnings (loss) from discontinued operations, net of tax attributable to FIS	$ (7,157)	$ (17,328)	$ 97

The following table represents the major classes of assets and liabilities of the disposal group classified as held for sale presented in the consolidated balance sheets as of December 31, 2023, and December 31, 2022 (in millions). Assets held for sale are reported at the lower of their carrying value or fair value less cost to sell and are not depreciated or amortized.

	December 31, 2023	December 31, 2022
Major classes of assets included in discontinued operations:		
Cash and cash equivalents	$ 1,380	$ 1,732
Settlement assets	6,727	5,264
Trade receivables, net of allowance for credit losses of $52 and $44, respectively	1,843	1,864
Prepaid expenses and other current assets	161	130
Total current assets	10,111	8,990
Property and equipment, net	207	153
Goodwill	10,906	17,460
Intangible assets, net	5,971	6,488
Software, net	1,321	1,183
Other noncurrent assets (1)	613	480
Total noncurrent assets	19,018	25,764
Less valuation allowance	(1,909)	—
Total assets of the disposal group classified as held for sale	$ 27,220	$ 34,754
Major classes of liabilities included in discontinued operations:		
Accounts payable, accrued and other liabilities	$ 998	$ 1,171
Settlement payables	7,821	6,140
Other current liabilities	65	55
Total current liabilities	8,884	7,366
Deferred income taxes	599	861
Other noncurrent liabilities	494	510
Total noncurrent liabilities	1,093	1,371
Total liabilities of the disposal group classified as held for sale	$ 9,977	$ 8,737

(1) During January 2024, the Company agreed to include in the Worldpay Sale an equity security investment with a book value of $30 million. As of September 30, 2023, the value of this investment had been properly recorded as Other noncurrent assets within continuing operations on the consolidated balance sheets at September 30, 2023, and December 31, 2022. As a result of the subsequent decision to convey this asset in the Worldpay Sale, the amount of this asset has been reclassified and is now presented within these financial statements as Noncurrent assets held for sale at December 31, 2023 and 2022, and is shown in the table above within Other noncurrent assets within discontinued operations.

The following table presents cash flows from operating and investing activities for discontinued operations (in millions).

	December 31,		
	2023	2022	2021
Cash provided by (used in) operating activities - discontinued operations	$ 2,257	$ 2,317	$ 2,539
Cash provided by (used in) investing activities - discontinued operations (1)	$ (342)	$ (147)	$ (1,081)
Cash provided by (used in) financing activities - discontinued operations (2)	$ (240)	$ (500)	$ (144)

(1) Our capital expenditures from discontinued operations for the years ended December 31, 2023, 2022 and 2021, were $342 million, $395 million and $334 million, respectively. The year ended December 31, 2022, includes $269 million net proceeds from the sale of Visa preferred stock.

(2) Excludes the impact of intercompany cash transactions between the disposal group and other FIS entities, which are eliminated in consolidation.

Settlement Assets

The principal components of the Company's settlement assets of the disposal group are as follows (in millions):

	December 31, 2023	December 31, 2022
Settlement assets		
Settlement deposits	$ 56	$ 55
Merchant float	2,594	2,625
Settlement receivables	4,077	2,584
Total Settlement assets	$ 6,727	$ 5,264

Held-for-sale Disposal Group Measurement

In accordance with ASC 360, a held-for-sale disposal group is measured at the lower of its carrying value or fair value less cost to sell. Measuring the disposal group is a two-step process requiring the carrying amount of the disposal group's assets outside the scope of ASC 360, such as goodwill, which is tested for impairment under ASC 350, to be first adjusted by applying other relevant guidance before adjusting the carrying value of the overall disposal group.

The Company evaluated the goodwill of the disposal group for impairment as of September 30, 2023, by performing a quantitative assessment that estimated the fair value of the disposal group using a market approach based on the price at which the Company agreed to sell a majority interest in the Worldpay Merchant Solutions business. As of September 30, 2023, the estimated fair value of the disposal group approximated its carrying value, inclusive of related deferred tax liabilities assigned to the reporting unit for purposes of the goodwill impairment assessment in accordance with ASC 350 but not classified as liabilities held for sale in accordance with ASC 360 because these deferred tax liabilities would not be transferred in the Worldpay Sale. Based on the assessment, no goodwill impairment was recorded.

The carrying value of the overall disposal group was then assessed by comparing its value, inclusive of cumulative translation adjustment losses and exclusive of deferred tax liabilities not classified as part of the disposal group's assets held for sale, to the estimated fair value less estimated cost to sell. Based on this assessment, the carrying value of the disposal group was reduced by $1.9 billion as of December 31, 2023, primarily as a result of the exclusion of certain deferred tax liabilities that were not transferred in the Worldpay Sale. The reduction was recorded as a valuation allowance against the Company's assets held for sale. As of the closing date of the Worldpay Sale, the assets held for sale, net of the valuation allowance, and the liabilities held for sale will be derecognized and any additional gain or loss on sale will be recorded.

Asset Impairments

During the second quarter of 2023, the Company recorded a $6.8 billion goodwill impairment because the estimated fair value of the Worldpay Merchant Solutions reporting unit, now reported as assets held for sale, was less than its carrying value. To estimate the fair value of such reporting unit, we used a market approach based on the price, inclusive of estimated selling price adjustments and fair value of contingent consideration, at which the Company had subsequently agreed to sell a majority interest in the Worldpay Merchant Solutions business to Buyer, as discussed in Note 1.

During the fourth quarter of 2022, the Company recorded a $17.6 billion goodwill impairment of the Worldpay Merchant Solutions reporting unit, reflecting the projected impact of worsening macroeconomic conditions, including rising interest rates, inflation, and slowing growth in the U.S. and Europe, as well as a sustained decline in our market capitalization and the effects of changing market dynamics affecting the unit's growth.

Commitments and Contingencies of the Disposal Group

Chargeback Liability

Through services offered in the Worldpay Merchant Solutions disposal group, the Company is exposed to potential losses from merchant-related chargebacks. A chargeback occurs when a dispute between a cardholder and a merchant, including a claim for non-delivery of the product or service by the merchant, is not resolved in favor of the merchant and the transaction is charged back to the merchant resulting in a refund of the purchase price to the cardholder. If the Company is unable to collect this chargeback amount from the merchant due to closure, bankruptcy or other reasons, the Company bears the loss for the refund paid to the cardholder. The risk of chargebacks is typically greater for those merchants that promise future delivery of goods and services rather than delivering goods or rendering services at the time of payment.

(4)   Virtus Acquisition

On January 2, 2020, FIS acquired a majority interest in Virtus Partners ("Virtus"), previously a privately held company that provides high-value managed services and technology to the credit and loan market. The acquisition was accounted for as a business combination. FIS acquired a 70% voting and financial interest in Virtus with 30% interest retained by the founders of Virtus ("Founders"). The agreement between FIS and the Founders provided FIS with a call option to purchase, and the Founders with a put option requiring FIS to purchase, all of the Founders' retained interest in Virtus at a redemption value determined pursuant to performance goals stated in the agreement, exercisable at any time after two years and three years, respectively, following the acquisition date. In January 2023, the Founders exercised their put option, and as a result, FIS paid the $173 million redemption value, recorded as a financing activity in the consolidated statement of cash flows, and now owns 100% of Virtus.

(5)   Revenue

As a result of our ongoing portfolio assessments, the Company reclassified certain businesses from Capital Markets to Banking and to Corporate and Other during the quarter ended March 31, 2023, and reclassified certain non-strategic operations from Banking to Corporate and Other during the quarter ended December 31, 2023. The Company recast all prior-period segment information presented to reflect these reclassifications.

Disaggregation of Revenue

In the following tables, revenue is disaggregated by primary geographical market and type of revenue. The tables also include a reconciliation of the disaggregated revenue with the Company's reportable segments.

For the year ended December 31, 2023 (in millions):

	Banking Solutions	Capital Market Solutions	Corporate and Other	Total
Primary Geographical Markets:				
North America	$ 5,802	$ 1,712	$ 167	$ 7,681
All others	931	1,054	155	2,140
Total	$ 6,733	$ 2,766	$ 322	$ 9,821
Type of Revenue:				
Recurring revenue:				
Transaction processing and services (1)	$ 4,960	$ 1,381	$ 239	$ 6,580
Software maintenance	364	531	2	897
Other recurring	248	81	41	370
Total recurring	5,572	1,993	282	7,847
Software license	131	369	8	508
Professional services	562	391	9	962
Other non-recurring (1)	468	13	23	504
Total	$ 6,733	$ 2,766	$ 322	$ 9,821

For the year ended December 31, 2022 (in millions):

	Banking Solutions	Capital Market Solutions	Corporate and Other	Total
Primary Geographical Markets:				
North America	$ 5,709	$ 1,566	$ 284	$ 7,559
All others	915	1,065	180	2,160
Total	$ 6,624	$ 2,631	$ 464	$ 9,719
Type of Revenue:				
Recurring revenue:				
Transaction processing and services (1)	$ 4,785	$ 1,274	$ 384	$ 6,443
Software maintenance	358	498	2	858
Other recurring	210	58	38	306
Total recurring	5,353	1,830	424	7,607
Software license	160	377	—	537
Professional services	632	419	8	1,059
Other non-recurring (1)	479	5	32	516
Total	$ 6,624	$ 2,631	$ 464	$ 9,719

For the year ended December 31, 2021 (in millions):

	Banking Solutions		Capital Market Solutions		Corporate and Other		Total	
Primary Geographical Markets:								
North America	$	5,480	$	1,445	$	247	$	7,172
All others		881		1,050		236		2,167
Total	$	6,361	$	2,495	$	483	$	9,339
Type of Revenue:								
Recurring revenue:								
Transaction processing and services (1)	$	4,545	$	1,136	$	389	$	6,070
Software maintenance		376		489		4		869
Other recurring		172		52		53		277
Total recurring		5,093		1,677		446		7,216
Software license		131		371		—		502
Professional services		600		437		10		1,047
Other non-recurring (1)		537		10		27		574
Total	$	6,361	$	2,495	$	483	$	9,339

(1) December 31, 2023, was the final deadline for states to complete all benefit issuance under federally funded pandemic relief programs. Accordingly, revenue associated with services the Company provided related to these programs has been classified as Other non-recurring commencing in the fourth quarter of 2023, and related prior-period amounts have been reclassified from Transaction processing and services to Other non-recurring for comparability. Revenue associated with services the Company provided related to these programs was $151 million, $112 million and $168 million for the years ended December 31, 2023, 2022 and 2021, respectively.

Contract Balances

The Company recognized revenue of approximately $677 million, $696 million and $668 million, during the years ended December 31, 2023, 2022 and 2021, respectively, that was included in the corresponding deferred revenue balance at the beginning of the periods.

Transaction Price Allocated to the Remaining Performance Obligations

As of December 31, 2023, approximately $23.5 billion of revenue is estimated to be recognized in the future primarily from the Banking Solutions and Capital Market Solutions segments' remaining unfulfilled performance obligations, which are primarily comprised of recurring account- and volume-based processing services. This excludes the amount of anticipated recurring renewals not yet contractually obligated. The Company expects to recognize approximately 30% of the Banking Solutions and Capital Market Solutions segments' remaining performance obligations over the next 12 months, approximately another 23% over the next 13 to 24 months, and the balance thereafter.

(6) Property and Equipment

Property and equipment as of December 31, 2023 and 2022, consist of the following (in millions):

	2023	2022
Land	$ 33	$ 33
Buildings	435	422
Leasehold improvements	105	113
Computer equipment	1,387	1,298
Furniture, fixtures, and other equipment	114	107
	2,074	1,973
Accumulated depreciation and amortization	(1,379)	(1,264)
Total Property and equipment, net	$ 695	$ 709

During the years ended December 31, 2023 and 2022, the Company entered into other financing obligations of $53 million and $63 million, respectively, for certain hardware and software. The assets are included in property and equipment and software and the other financing obligations are classified as long-term debt on our consolidated balance sheets. Periodic payments are included in repayment of borrowings on the consolidated statements of cash flows.

Depreciation and amortization expense on property and equipment totaled $165 million, $186 million and $178 million for the years ended December 31, 2023, 2022 and 2021, respectively.

(7) Goodwill

Changes in goodwill during the years ended December 31, 2023 and 2022, are summarized below (in millions).

	Banking Solutions	Capital Market Solutions	Corporate and Other	Total
Balance, December 31, 2021	$ 12,566	$ 4,341	$ 20	$ 16,927
Foreign currency adjustments	(30)	(81)	—	(111)
Balance, December 31, 2022	12,536	4,260	20	16,816
Goodwill attributable to acquisitions	37	64	—	101
Foreign currency adjustments	15	39	—	54
Balance, December 31, 2023	$ 12,588	$ 4,363	$ 20	$ 16,971

For our Banking and Capital Markets reporting units, for which previous third-party valuations have historically indicated substantial excess of fair value over carrying amounts, our 2021 qualitative annual assessment concluded that it remained more likely than not that the fair value of each of the reporting units continued to exceed their respective carrying amounts. For 2022, we performed a quantitative annual assessment which again concluded that the fair values of these reporting units substantially exceeded their respective carrying amounts. For 2023, we performed a qualitative annual assessment of these reporting units and concluded that it remained more likely than not that the fair values of these reporting units continued to exceed their respective carrying amounts. Given the substantial excess of fair value over carrying amounts, we believe the likelihood of obtaining materially different results based on a change of assumptions to be low.

The total carrying amount of goodwill as of December 31, 2023, 2022 and 2021, is net of accumulated impairment charges of $94 million which relates to non-strategic businesses within Corporate and Other.

(8) Intangible Assets

Intangible assets as of December 31, 2023, consist of the following (in millions):

	Cost		Accumulated Amortization		Net	
Customer relationships	$	6,326	$	(4,583)	$	1,743
Trademarks and other		142		(62)		80
Total Intangible assets, net	$	6,468	$	(4,645)	$	1,823

Intangible assets as of December 31, 2022, consist of the following (in millions):

	Cost		Accumulated Amortization		Net	
Customer relationships	$	6,281	$	(3,953)	$	2,328
Trademarks and other		193		(53)		140
Total Intangible assets, net	$	6,474	$	(4,006)	$	2,468

Amortization expense for intangible assets with finite lives was $467 million, $486 million and $484 million for the years ended December 31, 2023, 2022 and 2021, respectively.

Estimated amortization of intangible assets for the next five years is as follows (in millions):

2024	$	634
2025		560
2026		192
2027		161
2028		143

(9) Software

Software as of December 31, 2023 and 2022, consists of the following (in millions):

	2023	2022
Software from acquisitions	$ 754	$ 702
Capitalized software development costs	2,775	2,946
Purchased software	633	693
	4,162	4,341
Accumulated amortization	(2,047)	(2,286)
Total Software, net	$ 2,115	$ 2,055

During the years ended December 31, 2023, 2022 and 2021, the Company recorded $81 million, $31 million and $136 million, respectively, of software asset impairments and $18 million, $75 million and $76 million, respectively, of incremental software amortization expense driven by the Company's platform modernization. Platform modernization includes sunsetting certain technology platforms, which resulted in shortened estimated useful lives and accelerated amortization methods primarily impacting the associated assets over an approximate three-year period, beginning in the third quarter of 2021.

Amortization expense for software was $588 million, $640 million and $637 million for the years ended December 31, 2023, 2022 and 2021, respectively.

(10) Deferred Contract Costs

Origination and fulfillment costs from contracts with customers capitalized as of December 31, 2023 and 2022, consist of the following (in millions):

	2023	2022
Contract costs on implementations in progress	$ 291	$ 240
Contract origination costs on completed implementations, net	542	516
Contract fulfillment costs on completed implementations, net	243	217
Total Deferred contract costs, net	$ 1,076	$ 973

For the years ended December 31, 2023, 2022 and 2021, amortization of deferred contract costs on completed implementations was $310 million, $324 million and $312 million, respectively.

During the years ended December 31, 2023, 2022 and 2021, the Company recorded $6 million, $34 million, and $33 million respectively, of incremental amortization expense related to deferred contract costs driven by the Company's platform modernization. During the year ended December 31, 2021, the Company also recorded $58 million of impairments related to the platform modernization. The Company's platform modernization is also discussed in Note 9.

(11) Accounts Payable, Accrued and Other Liabilities

Accounts payable, accrued and other liabilities as of December 31, 2023 and 2022, consists of the following (in millions):

	2023	2022
Trade accounts payable and other accrued liabilities	$ 733	$ 623
Salaries and incentives	472	361
Taxes other than income tax	301	299
Accrued benefits and payroll taxes	106	88
Operating lease liabilities	85	99
Accrued interest payable	162	113
Total Accounts payable, accrued and other liabilities	$ 1,859	$ 1,583

(12) Other Noncurrent Assets and Liabilities

Other noncurrent assets as of December 31, 2023 and 2022, consist of the following (in millions):

	2023	2022
Operating lease ROU assets (1)	$ 214	$ 251
Equity security investments	195	281
Derivatives	172	330
Other	947	813
Total Other noncurrent assets	$ 1,528	$ 1,675

Other noncurrent liabilities as of December 31, 2023 and 2022, consist of the following (in millions):

	2023	2022
Operating lease liabilities (1)	$ 178	$ 219
Deferred revenue	149	165
Derivatives	789	641
Other	330	357
Total Other noncurrent liabilities	$ 1,446	$ 1,382

(1) See Note 15, **Operating Leases**

Equity Security Investments

The Company holds various equity securities without readily determinable fair values that primarily represent strategic investments made by the Company as well as investments obtained through acquisitions. Such investments totaled $195 million and $281 million at December 31, 2023 and 2022, respectively, and are included within Other noncurrent assets on the consolidated balance sheets. The Company accounts for these investments at cost, less impairment, and adjusts the carrying values for observable price changes from orderly transactions for identical or similar investments of the same issuer. These adjustments are generally considered Level 2-type fair value measurements. The Company records realized and unrealized gains and losses on these investments as well as impairment losses, as Other income (expense), net on the consolidated statements of earnings (loss) and recorded net (losses) gains of $(48) million, $(31) million and $161 million for the years ended December 31, 2023, 2022 and 2021, respectively, related to these investments. The net loss recorded for the 2023 period primarily relates to impairments. The net loss recorded during 2022 included a $78 million impairment loss.

(13) Debt

Long-term debt as of December 31, 2023 and 2022, consisted of the following (in millions):

	December 31, 2023			December 31,	
	Stated Interest Rates	Weighted Average Interest Rate (1)	Maturities	2023	2022
Fixed Rate Notes					
Senior USD Notes	0.6% - 5.6%	3.6%	2024 - 2052	$ 8,659	$ 9,409
Senior Euro Notes	0.6% - 3.0%	2.9%	2024 - 2039	4,968	6,154
Senior GBP Notes	2.3% - 3.4%	7.0%	2029 - 2031	1,178	1,119
Revolving Credit Facility (2)		6.6%	2026	127	280
Incremental Revolving Credit Facility (3)			2024	—	—
Other (4)				(614)	(626)
Total long-term debt, including current portion				14,318	16,336
Current portion of long-term debt				(1,348)	(2,130)
Long-term debt, excluding current portion				$ 12,970	$ 14,206

(1) The weighted average interest rate includes the impact of the fair value basis adjustments due to interest rate swaps and the impact of cross-currency interest rate swaps designated as fair value hedges and excludes the impact of cross-currency interest rate swaps designated as net investment hedges (see Note 14). The impact of the included fair value basis adjustments and cross-currency interest rate swaps in certain cases results in an effective weighted average interest rate being outside the stated interest rate range on the fixed rate notes.
(2) Interest on the Revolving Credit Facility is generally payable at Secured Overnight Financing Rate ("SOFR") plus a margin of up to 0.428% dependent on tenor, plus an applicable margin of up to 1.625% and an unused commitment fee of up to 0.225%, each based upon the Company's corporate credit ratings. The weighted average interest rate on the Revolving Credit Facility excludes fees.
(3) Interest on the Incremental Revolving Credit Facility is generally payable at a rate, at the option of the Company, equal to the Term SOFR Rate plus 0.10% plus a margin of up to 1.625% or equal to the Base Rate plus a margin of up to 0.625%, in either case plus an unused commitment fee of up to 0.225%.
(4) Other includes the amount of fair value basis adjustments due to interest rate swaps (see further discussion below and in Note 14), unamortized debt issuance costs, unamortized non-cash bond discounts, and other financing obligations for certain hardware and software.

Short-term borrowings as of December 31, 2023 and 2022, consisted of the following (in millions):

	December 31, 2023		December 31,	
	Weighted Average Interest Rate	Maturities	2023	2022
Euro-commercial paper notes ("ECP Notes")	4.1 %	Up to 183 days	$ 2,118	$ 2,054
U.S. commercial paper notes ("USCP Notes")	5.7 %	Up to 397 days	2,642	1,701
Total Short-term borrowings			$ 4,760	$ 3,755

The Company is a party to interest rate swaps that, prior to de-designation as fair value hedges, converted a portion of its fixed-rate debt to variable-rate debt. These interest rate swaps were de-designated as fair value hedges of its fixed-rate debt during the quarter ended September 30, 2023. As a result of the de-designations, the final fair value basis adjustments recorded through the dates of de-designation as a decrease of the long-term debt are now amortized as interest expense using the effective interest method over the remaining periods to maturity of the respective long-term debt. The fair value basis adjustments reflected in Other in the long-term debt table above totaled $(594) million and $(578) million as of December 31, 2023 and 2022, respectively.

The Company is also party to fixed-for-fixed cross-currency interest rate swaps under which it agrees to receive interest in foreign currency in exchange for paying interest in U.S. dollars. These are designated as fair value hedges.

The Company has also entered into cross-currency interest rate swaps under which it agrees to receive interest in U.S. dollars in exchange for paying interest in a foreign currency. These are designated as net investment hedges. Although these

cross-currency interest rate swaps are entered into as net investment hedges of its investments in certain of its non-U.S. subsidiaries, and not for the purpose of hedging interest rates, the benefit or cost of such hedges is reflected in interest expense in the consolidated statement of earnings. As of December 31, 2023, the weighted average interest rate of the Company's outstanding debt was 4.2%, including the impact of fair value basis adjustments due to interest rate swaps and cross-currency interest rate swaps designated as fair value hedges but excluding the impact of cross-currency interest rate swaps designated as net investment hedges. Including the impact of the net investment hedge cross-currency interest rate swaps on interest expense, the weighted average interest rate of the Company's outstanding debt was 3.5%.

See Note 14 for further discussion of the Company's interest rate swaps and cross-currency interest rate swaps and related hedge designations.

The obligations of FIS under the Revolving Credit Facility, ECP Notes and USCP Notes, and all of its outstanding senior notes rank equal in priority and are unsecured.

The following table summarizes the amount of our long-term debt based on maturity date.

	Total
2024	$ 1,359
2025	1,463
2026	1,393
2027	1,880
2028	1,669
Thereafter	7,264
Total principal payments	15,028
Other debt per the long-term debt table	(614)
Financing obligations for certain hardware and software (1)	(96)
Total long-term debt, including current portion	$ 14,318

(1)   Financing obligations for certain hardware and software included in the Other debt per the long-term debt table are also included in the total principal amounts summarized by maturity date above.

There are no mandatory principal payments on the Revolving Credit Facility or the Incremental Revolving Credit Facility, and any balance outstanding on the Revolving Credit Facility or the Incremental Revolving Credit facility will be due and payable at each such facility's scheduled maturity date, which occur on March 2, 2026, and June 15, 2024, respectively.

Senior Notes

FIS may redeem the Senior USD Notes, Senior Euro Notes and Senior GBP Notes (collectively, the "Senior Notes") at its option in whole or in part, at any time and from time to time, at a redemption price equal to the greater of 100% of the principal amount to be redeemed and a make-whole amount calculated as described in the related indenture in each case plus accrued and unpaid interest to, but excluding, the date of redemption, provided no make-whole amount will be paid for redemptions of the Senior Notes during the period described in the related indenture (ranging from one to six months) prior to their maturity.

On May 21, 2023, FIS repaid an aggregate principal amount of €1.3 billion in Senior Euro Notes, on their due date, pursuant to the related indenture. On March 1, 2023, FIS repaid an aggregate principal amount of $750 million in Senior USD Notes, on their due date, pursuant to the related indenture. On December 3, 2022, FIS repaid an aggregate principal amount of €1.0 billion in Senior Euro Notes, on their due date, pursuant to the related indenture.

On July 13, 2022, FIS completed the issuance and sale of Senior USD Notes with an aggregate principal amount of $2.5 billion with interest rates ranging from 4.5% to 5.6% and maturities ranging from 2025 to 2052. The proceeds from the debt issuance were used for the repayment of debt under our commercial paper programs in the third quarter of 2022.

In March 2021, pursuant to cash tender offers and make-whole redemptions, FIS purchased and redeemed an aggregate principal amount of $5.1 billion in Senior Notes, comprised of $3,529 million in Senior USD Notes, $600 million in Senior Euro Notes, $871 million in Senior GBP Notes, and $66 million in Senior Euro Floating Rate Notes, with interest rates ranging from 0.0% to 5.0% and maturities ranging from 2021 to 2029, resulting in a loss on extinguishment of debt of approximately $528 million, recorded in Other income (expense), net on the consolidated statement of earnings (loss), relating to tender premiums, make-whole amounts, and fees; the write-off of unamortized bond discounts and debt issuance costs; and losses on related derivative instruments. The Company funded the purchase and redemption of the Senior Notes with proceeds on borrowings from the issuance and sale of Senior USD Notes on March 2, 2021.

On March 2, 2021, FIS completed the issuance and sale of Senior USD Notes with an aggregate principal amount of $5.5 billion with interest rates ranging from 0.4% to 3.1% and maturities ranging from 2023 to 2041. A portion of the proceeds from the debt issuance was used to purchase and redeem certain Senior Notes as discussed above, with the remaining proceeds used to repay a portion of our commercial paper notes.

The Senior Notes are subject to customary covenants, including, among others, customary events of default.

Commercial Paper

The Company has a Euro-commercial paper ("ECP") program for the issuance and sale of senior, unsecured commercial paper notes, up to a maximum aggregate amount outstanding at any time of $4.7 billion (or its equivalent in other currencies). The ECP program is generally used for general corporate purposes.

The Company has a U.S. commercial paper ("USCP") program for the issuance and sale of senior, unsecured commercial paper notes, up to a maximum aggregate amount outstanding at any time of $5.5 billion. The USCP program is generally used for general corporate purposes.

Revolving Credit Facilities

On March 2, 2021, FIS entered into an amendment to the Revolving Credit Facility agreement to amend certain covenant provisions, revise lender commitments for certain counterparties, and extend the scheduled maturity date to March 2, 2026. Borrowings under the Revolving Credit Facility will generally be used for general corporate purposes, including backstopping any notes that FIS may issue under the USCP and ECP programs described above.

On February 28, 2023, FIS entered into an Incremental Revolving Credit Facility which provides credit commitments outstanding of $2.0 billion, with a scheduled maturity date of December 15, 2023. In November 2023, the Company amended the Incremental Revolving Credit Facility to extend the maturity date to the earlier of (i) June 15, 2024, and (ii) ten business days after the consummation of the Worldpay Sale, which closed on January 31, 2024. On February 14, 2024, following the closing of the Worldpay Sale, the Incremental Revolving Credit Facility expired in accordance with its terms.

As of December 31, 2023, the borrowing capacity under the Revolving Credit Facility and Incremental Revolving Credit Facility was $2,613 million (net of $4,760 million of capacity backstopping our commercial paper notes).

The revolving credit facilities are subject to customary covenants restricting, among other things, the incurrence of indebtedness, certain restricted payments and use of proceeds as well as requiring us to maintain certain financial ratios.

We monitor the financial stability of our counterparties on an ongoing basis. The lender commitments under the undrawn portions of the Revolving Credit Facility and Incremental Revolving Credit Facility are comprised of a diversified set of financial institutions, both domestic and international. The failure of any single lender to perform its obligations under the Revolving Credit Facility and Incremental Revolving Credit Facility would not adversely impact our ability to fund our operations.

Fair Value of Debt

The fair value of the Company's long-term debt is estimated to be approximately $1,086 million and $1,873 million lower than the carrying value, excluding the fair value basis adjustment of the interest rate swaps and unamortized discounts, as of December 31, 2023 and 2022, respectively.

(14) Financial Instruments

Fair Value Hedges

The Company held fixed-to-variable interest rate swaps with aggregate notional amounts of $1,854 million, £925 million and €500 million at December 31, 2023 and 2022, respectively. Prior to the quarter ended September 30, 2023, these swaps were designated as fair value hedges for accounting purposes, converting the interest rate exposure on certain of the Company's Senior USD Notes, Senior GBP Notes and Senior Euro Notes, as applicable, from fixed to variable. While designated as fair value hedges, changes in fair value of these interest rate swaps were recorded as an adjustment to long-term debt. During the quarter ended September 30, 2023, the Company de-designated these swaps as fair value hedges. As a result of the de-designations, the final fair value basis adjustments recorded through the dates of de-designation as a decrease of the long-term debt are now amortized as interest expense using the effective interest method over the remaining periods to maturity of the respective long-term debt. The fair value basis adjustments recorded as a decrease of the long-term debt totaled $594 million, net of amortization, as of December 31, 2023, with $41 million amortized as Interest expense for the year ending December 31, 2023 (see Note 13). At December 31, 2022, the fair value basis adjustments recorded as a decrease of the long-term debt totaled $578 million with a corresponding liability of $578 million recorded for the fair value of the interest rate swaps.

Concurrently with the de-designations described above, the Company entered into new offsetting variable-to-fixed interest rate swaps with aggregate notional amounts of $1,854 million, £925 million and €500 million. The Company accounts for the de-designated fixed-to-variable and offsetting variable-to-fixed interest rate swaps as economic hedges; as such, effective as of the de-designation dates, changes in interest rates associated with the variable leg of the interest rate swaps do not affect the interest expense recognized, eliminating variable-rate risk on the fixed-to-variable interest rate swaps. The terms of the new interest rate swaps when matched against the terms of the existing fixed-to-variable interest rate swaps result in a net fixed coupon spread payable by the Company. The impact of the go-forward changes in fair values of the new and existing interest rate swaps, including the impact of the coupons, is recorded as Other income (expense), net pursuant to accounting for economic hedges and totaled $(52) million for the year ended December 31, 2023. The coupon payments are recorded within Other investing activities, net on the consolidated statements of cash flows and totaled $28 million cash outflows for the year ended December 31, 2023. The new and existing interest rate swaps are recorded at fair value, totaling $12 million assets and $675 million liabilities at December 31, 2023.

During the quarter ended September 30, 2023, the Company entered into an aggregate notional amount of €3,375 million fixed-for-fixed cross-currency interest rate swaps to hedge its exposure to foreign currency risk associated with its Senior Euro Notes. During the quarter ended June 30, 2023, the Company entered into an aggregate notional amount of £925 million fixed-for-fixed cross-currency interest rate swaps to hedge its exposure to foreign currency risk associated with its Senior GBP Notes. These swaps are designated as fair value hedges for accounting purposes with an asset fair value of $134 million recorded at December 31, 2023. Changes in the swap fair values attributable to changes in spot foreign currency exchange rates are recorded in Other income (expense), net and totaled $61 million for the year ended December 31, 2023. This amount offset the impact of changes in spot foreign currency exchange rates on the Senior GBP Notes and Senior Euro Notes also recorded to Other income (expense), net during the hedge period. Changes in swap fair values attributable to excluded components, such as changes in fair value due to forward foreign currency exchange rates and cross-currency basis spreads, are recorded in Accumulated other comprehensive earnings (loss) and totaled $74 million for the year ended December 31, 2023. The amounts recorded in Accumulated other comprehensive earnings (loss) impact net earnings (loss) through Interest expense using the amortization approach. For the year ended December 31, 2023, $20 million was recognized as Interest expense using the amortization approach.

Net Investment Hedges

The purpose of the Company's net investment hedges, as discussed below, is to reduce the volatility of FIS' net investment value in its Euro- and Pound Sterling-denominated operations due to changes in foreign currency exchange rates. Changes in fair value due to remeasurement of the effective portion are recorded as a component of Accumulated other comprehensive earnings (loss) ("AOCI"), net of tax, for net investment hedges. The amounts included in AOCI for the net investment hedges will remain in AOCI until the complete or substantially complete liquidation of our investment in the underlying foreign operations. Any ineffective portion of these hedging instruments impacts net earnings when the ineffectiveness occurs. The Company assesses effectiveness of cross-currency interest rate swap hedging instruments using the spot method. Under this method, the periodic interest settlements are recorded directly in earnings through Interest expense (see Note 13).

The Company recorded net investment hedge aggregate gain (loss) for the change in fair value and related income tax (expense) benefit within Other comprehensive earnings (loss), net of tax, on the consolidated statements of comprehensive earnings (loss) for its designated net investments hedges as follows (in millions). No ineffectiveness has been recorded on the net investment hedges.

		Years ended December 31,				
		2023		2022		2021
Foreign currency-denominated debt designations	$	(138)	$	534	$	486
Cross-currency interest rate swap designations		(363)		500		392
Total	$	(501)	$	1,034	$	878

Foreign Currency-Denominated Debt Designations

The Company has designated certain foreign currency-denominated debt as net investment hedges of its investment in Euro- and Pound Sterling-denominated operations. As of December 31, 2023 and 2022, an aggregate €1,534 million and €7,646 million, respectively was designated as a net investment hedge of the Company's investment in Euro-denominated operations related to Senior Euro Notes with maturities ranging from 2024 to 2025 and ECP Notes. As of December 31, 2023, no GBP-denominated debt was designated as a net investment hedge. As of December 31, 2022, an aggregate £726 million was designated as a net investment hedge of the Company's Pound Sterling-denominated operations related to the Senior GBP Notes.

During the quarters ended September 30, 2023, and June 30, 2023, the Company de-designated certain Senior Euro Notes and Senior GBP Notes as net investment hedges due to the new fair value hedges noted above. During the quarter ended September 30, 2023, the Company also de-designated €1,500 million of ECP Notes as a net investment hedge and entered into foreign currency forward contracts with a corresponding €1,500 million aggregate notional amount to hedge its exposure to foreign currency risk associated with ECP Notes that are expected to be paid off with U.S. dollar proceeds received from the Worldpay Sale during the first quarter of 2024 (see Note 1). The change in fair value of the foreign currency forward contracts is recorded as Other income (expense), net pursuant to accounting for economic hedges and offsets the impact of the change in spot foreign currency exchange rates on the de-designated ECP Notes, which is also recorded as Other income (expense), net. The foreign currency forward contract fair values totaled a net asset of $41 million at December 31, 2023.

Cross-Currency Interest Rate Swap Designations

The Company holds cross-currency interest rate swaps designated as net investment hedges of its investment in Euro- and Pound Sterling-denominated operations.

As of December 31, 2023 and 2022, aggregate notional amounts of €6,143 million and €6,343 million, respectively, were designated as net investment hedges of the Company's investment in Euro-denominated operations, and aggregate notional amounts of £2,180 million and £2,580 million, respectively, were designated as net investment hedges of the Company's Pound Sterling-denominated operations. The cross-currency interest rate swap fair values totaled assets of $38 million and $336 million and liabilities of $240 million and $72 million at December 31, 2023 and 2022, respectively.

During the years ended December 31, 2023 and 2022, the Company (paid) received net proceeds of approximately $(20) million and $726 million, respectively, for the fair values of the cross-currency interest rate swaps as of the settlement dates. The proceeds were recorded within investing activities on the consolidated statements of cash flows. Following the settlement of the existing cross-currency interest rate swaps during 2022, the Company entered into new cross-currency interest rate swaps at current market terms with similar notional amounts and maturity dates as the settled cross-currency interest rate swaps.

(15) Operating Leases

The classification of the Company's operating lease ROU assets and liabilities in the consolidated balance sheets as of December 31, 2023 and 2022, is as follows (in millions):

| | | December 31, | |
	Classification	2023	2022
Operating lease ROU assets	Other noncurrent assets	$ 214	$ 251
Operating lease liabilities	Accounts payable, accrued and other liabilities	$ 85	$ 99
	Other noncurrent liabilities	178	219
Total operating lease liabilities		$ 263	$ 318

Operating lease cost was $90 million, $157 million and $137 million, and variable lease cost was $27 million, $29 million and $33 million for the years ended December 31, 2023, 2022 and 2021, respectively. Operating lease cost for the year ended December 31, 2022, included $43 million, in ROU asset impairment charges. There were no significant ROU asset impairment losses recognized during the years ended December 31, 2023 and 2021. Cash paid for amounts included in the measurement of operating lease liabilities included in operating cash flows was $106 million, $124 million and $135 million for the years ended December 31, 2023, 2022 and 2021, respectively. Operating lease ROU assets obtained in exchange for operating lease liabilities was $47 million and $36 million for the years ended December 31, 2023 and 2022, respectively. The weighted average remaining operating lease term was 4.4 years and 4.7 years and the weighted average operating lease discount rate was 2.8% and 2.6% as of December 31, 2023 and 2022, respectively.

Maturities of operating lease liabilities, as of December 31, 2023, are as follows (in millions):

2024	$	92
2025		63
2026		49
2027		30
2028		23
Thereafter		25
Total lease payments		282
Less: Imputed interest		(19)
Total operating lease liabilities	$	263

(16) Income Taxes

Income tax expense (benefit) attributable to continuing operations for the years ended December 31, 2023, 2022 and 2021, consists of the following (in millions):

	2023	2022	2021
Current provision (benefit):			
Federal	$ 235	$ 467	$ 196
State	96	132	54
Foreign	96	84	87
Total current provision	$ 427	$ 683	$ 337
Deferred provision (benefit):			
Federal	$ (193)	$ (319)	$ (113)
State	(73)	(54)	(12)
Foreign	(4)	15	191
Total deferred provision	(270)	(358)	66
Total provision for income taxes	$ 157	$ 325	$ 403

The provision for income taxes is based on pre-tax income from continuing operations, which is as follows for the years ended December 31, 2023, 2022 and 2021 (in millions):

	2023	2022	2021
United States	$ 331	$ 761	$ 537
Foreign	332	180	182
Total	$ 663	$ 941	$ 719

Total income tax expense (benefit) attributable to continuing and discontinued operations for the years ended December 31, 2023, 2022 and 2021, is allocated as follows (in millions):

	2023	2022	2021
Tax expense (benefit) per statements of earnings (loss)	$ 157	$ 325	$ 403
Tax expense (benefit) on income from discontinued operations	(301)	52	(32)
Change in fair value of net investment hedges	(176)	361	317
Foreign currency translation adjustments	40	(360)	(33)
Other components of other comprehensive earnings (loss)	20	3	—
Total income tax expense (benefit) allocated to other comprehensive earnings	(116)	4	284
Total income tax expense (benefit)	$ (260)	$ 381	$ 655

A reconciliation of the federal statutory income tax rate to the Company's effective income tax rate for the years ended December 31, 2023, 2022 and 2021, is as follows:

	2023	2022	2021
Federal statutory income tax rate	21.0 %	21.0 %	21.0 %
State income taxes	5.7	6.0	5.4
Federal benefit of state taxes	(1.0)	(1.3)	(1.1)
Foreign rate differential	0.8	2.0	1.2
Withholding on actual and estimated remittances	2.4	1.2	3.2
Tax loss (benefit) from stock-based compensation	2.3	4.0	(2.4)
U.K. tax rate adjustment	(0.1)	0.3	25.8
Non-deductible executive compensation	0.6	0.3	3.7
Foreign-derived intangible income deduction	(3.4)	(1.1)	0.4
Research and development credit	(1.8)	—	(1.2)
Unrecognized tax benefits	(0.4)	(0.4)	1.1
Return to provision	(1.7)	—	(0.3)
Other	(0.6)	2.5	(0.8)
Effective income tax rate	23.8 %	34.5 %	56.0 %

The significant components of deferred income tax assets and liabilities as of December 31, 2023 and 2022, consist of the following (in millions):

	2023	2022
Deferred income tax assets:		
Net operating loss carryforwards	$ 219	$ 196
Employee benefit accruals	105	103
Outside basis difference	919	38
Other deferred tax assets	95	105
Total gross deferred income tax assets	1,338	442
Less valuation allowance	(1,055)	(218)
Total deferred income tax assets	283	224
Deferred income tax liabilities:		
Amortization of goodwill and intangible assets	(2,066)	(2,363)
Deferred contract costs	(245)	(209)
Other deferred tax liabilities	(121)	(308)
Total deferred income tax liabilities	(2,432)	(2,880)
Net deferred income tax liability	$ (2,149)	$ (2,656)

Deferred income taxes are classified in the consolidated balance sheets as of December 31, 2023 and 2022, as follows (in millions):

	2023	2022
Noncurrent deferred income tax assets (included in Other noncurrent assets)	$ 30	$ 33
Noncurrent deferred income tax liabilities	(2,179)	(2,689)
Net deferred income tax liability	$ (2,149)	$ (2,656)

We believe that based on our historical pattern of taxable income, projections of future income, tax planning strategies as necessary and other relevant evidence, the Company will produce sufficient income in the future to realize its deferred income tax assets (net of valuation allowance). A valuation allowance is established for any portion of a deferred income tax asset for which we believe it is more likely than not that the Company will not be able to realize the benefits of all or a portion of that deferred income tax asset. We also receive periodic assessments from taxing authorities challenging our positions; these assessments must be taken into consideration in determining our tax accruals. Resolving these assessments, which may or may not result in additional taxes due, may require an extended period of time. Adjustments to the valuation allowance will be made if there is a change in our assessment of the amount of deferred income tax asset that is realizable.

As of December 31, 2023 and 2022, the Company had, respectively, net income taxes payable of $17 million included in Accounts payable, accrued and other liabilities in the consolidated balance sheet and net income taxes receivable of $169 million included in Other receivables in the consolidated balance sheet.

As of December 31, 2023 and 2022, the Company had federal, state and foreign net operating loss carryforwards resulting in deferred tax assets of $219 million and $196 million, respectively. The federal and state net operating losses result in deferred tax assets as of December 31, 2023 and 2022, of $72 million and $67 million, respectively, which expire between 2024 and 2042. The Company has a valuation allowance related to these deferred tax assets for net operating loss carryforwards in the amounts of $46 million and $41 million as of December 31, 2023 and 2022. The Company has foreign net operating loss carryforwards resulting in deferred tax assets as of December 31, 2023 and 2022, of $147 million and $129 million, respectively. The Company has a full valuation allowance against the foreign net operating losses as of December 31, 2023 and 2022.

As a result of classifying the Worldpay Merchant Solutions disposal group as held for sale in the third quarter of 2023, in accordance with ASC 740, the Company recognized in Deferred income taxes on the consolidated balance sheet as of December 31, 2023, a deferred tax asset of $919 million related to the excess tax-over-book outside basis difference for Worldpay Merchant Solutions' investment in foreign subsidiaries, net of a valuation allowance of $829 million for the portion of the outside basis difference for which it is not more likely than not to recognize a tax benefit. The net deferred tax asset of $90 million represents the portion of future capital loss for which we have an available capital gain against which the loss can be utilized. The corresponding net tax benefit was recorded in discontinued operations. In accordance with the provisions of ASC 740, the net deferred tax asset at December 31, 2023, does not include the final estimated tax expense related to the closing of the Worldpay Sale, which will be computed by comparing the proceeds allocated to our investments in both U.S. and foreign subsidiaries against their respective tax bases.

The Company participates in the IRS' Compliance Assurance Process ("CAP"), which is a real-time continuous audit. The IRS has completed its review for years through 2021. Currently, we believe the ultimate resolution of the IRS examinations will not result in a material adverse effect to the Company's financial position or results of operations. Tax years that remain subject to examination by major foreign and state tax jurisdictions are 2017 and forward.

As of December 31, 2023 and 2022, the Company had gross unrecognized tax benefits of $41 million and $48 million of which $38 million and $42 million, respectively, would favorably impact our income tax rate in the event that the unrecognized tax benefits are recognized.

The following table reconciles the gross amounts of unrecognized tax benefits at the beginning and end of the period (in millions):

	Gross Amount
Amounts of unrecognized tax benefits as of December 31, 2021	$ 54
Amount of decreases due to lapse of the applicable statute of limitations	(1)
Amount of decreases due to settlements	(13)
Increases as a result of tax positions taken in the prior period	5
Increases as a result of tax positions taken in the current period	4
Foreign currency translation	(1)
Amount of unrecognized tax benefit as of December 31, 2022	48
Amount of decreases due to lapse of the applicable statute of limitations	(5)
Amount of decreases due to settlements	(8)
Increases as a result of tax positions taken in prior period	4
Increases as a result of tax positions taken in the current period	2
Amount of unrecognized tax benefit as of December 31, 2023	$ 41

The total amount of interest expense recognized in the consolidated statements of earnings (loss) for unpaid taxes is $2 million, $3 million and $3 million for the years ended December 31, 2023, 2022 and 2021, respectively. The total amount of interest and penalties included in the consolidated balance sheets is $11 million and $14 million as of December 31, 2023 and 2022, respectively. Interest and penalties are recorded as a component of income tax expense in the consolidated statements of earnings (loss).

(17) Commitments and Contingencies

Securities and Shareholder Matters

On March 6, 2023, a putative class action was filed in the United States District Court for the Middle District of Florida by a shareholder of the Company. The action was consolidated with another action and the consolidated case is now captioned *In re Fidelity National Information Services, Inc. Securities Litigation*. A lead plaintiff has been appointed, and a consolidated amended complaint was filed on August 2, 2023. The consolidated amended complaint names the Company and certain of its current and former officers as defendants and seeks damages for alleged violations of federal securities laws in connection with our disclosures relating to our former Merchant Solutions segment, including with respect to its valuation, integration, and synergies. Defendants filed a motion to dismiss the consolidated amended complaint with prejudice on September 22, 2023. We intend to vigorously defend this case, but no assurance can be given as to the ultimate outcome.

On April 27, 2023, a shareholder derivative action captioned *Portia McCollum, derivatively on behalf of Fidelity National Information Services, Inc. v. Gary Norcross et al.,* was filed in the same court by a stockholder of the Company. Plaintiff dismissed the suit without prejudice and sent a demand pursuant to Georgia Code § 14-2-742. Another stockholder, City of Hialeah Employees' Retirement System, sent a similar demand. The demands claim that FIS officers and directors violated federal securities laws and breached fiduciary duties, including with respect to the valuation, integration, and synergies of our former Merchant Solutions segment, and they demand that the Board investigate and commence legal proceedings against officers and directors in connection with the purported wrongdoing. On August 25, 2023, the Board established a Demand Review Committee to consider the demands and make recommendations to the Board with respect to the demands, and the Demand Review Committee has hired independent counsel. The Board has made no final decision with respect to the demands and has not rejected the demands.

On October 18, 2023, a shareholder derivative action captioned *City of Hialeah Employees' Retirement System v. Stephanie L. Ferris et al.* was filed in the same court by one of the stockholders that previously had sent a demand. The complaint, which names certain of the Company's current and former officers and directors as defendants, seeks to assert claims on behalf of the Company for violations of federal securities laws, breach of fiduciary duty, unjust enrichment, and contribution and indemnification, including with respect to the valuation, integration, and synergies of our former Merchant Solutions segment.

The Board has instructed the Company to move to stay or dismiss the action without prejudice pending the completion of the Board's consideration of the demands.

Brazilian Tax Authorities Claims

In 2004, Proservvi Empreendimentos e Servicos, Ltda., the predecessor to Fidelity National Servicos de Tratamento de Documentos e Informatica Ltda. ("Servicos"), a subsidiary of Fidelity National Participacoes Ltda., our former item processing and remittance services operation in Brazil, acquired certain assets and employees and leased certain facilities from the Transpev Group ("Transpev") in Brazil. Transpev's remaining assets were later acquired by Prosegur, an unrelated third party. When Transpev discontinued its operations after the asset sale to Prosegur, it had unpaid federal taxes and social contributions owing to the Brazilian tax authorities. The Brazilian tax authorities brought a claim against Transpev and, beginning in 2012, brought claims against Prosegur and Servicos on the grounds that Prosegur and Servicos were successors in interest to Transpev. To date, the Brazilian tax authorities have filed 18 claims against Servicos, of which 16 are still active, asserting potential tax liabilities of approximately $13 million. There are potentially 20 additional claims against Transpev/Prosegur for which Servicos is named as a co-defendant or may be named but for which Servicos has not yet been served. These additional claims amount to approximately $32 million, making the total potential exposure for all 36 claims approximately $45 million. We do not believe a liability for these 36 total claims is probable and, therefore, have not recorded a liability for any of these claims.

Indemnifications and Warranties

The Company generally indemnifies its clients, subject to certain limitations and exceptions, against damages and costs resulting from claims of patent, copyright, or trademark infringement associated solely with its customers' use of the Company's solutions. Historically, the Company has not made any material payments under such indemnifications but continues to monitor the conditions that are subject to the indemnifications to identify whether it is probable that a loss has occurred, in which case it would recognize any such losses when they are estimable. In addition, the Company warrants to customers that its software operates substantially in accordance with the software specifications. Historically, no material costs have been incurred related to software warranties, and no accruals for warranty costs have been made.

Purchase Commitments

The Company has agreements with various vendors, generally with one- to five-year terms, principally for software, maintenance, and consulting and outsourced services, including cloud hosting and data centers. The Company's estimated aggregate contractual obligation remaining under these agreements is approximately $868 million as of December 31, 2023. However, this amount could be more or less depending on various factors such as the inflation rate, foreign exchange rates, the introduction of significant new technologies, or changes in the Company's processing needs. The foregoing amounts do not include obligations of the Company under operating leases.

(18) Employee Benefit Plans

Stock Purchase Plan

FIS employees participate in an Employee Stock Purchase Plan ("ESPP"). Eligible employees may voluntarily purchase, at current market prices, shares of FIS' common stock through payroll deductions. Pursuant to the ESPP, employees may contribute an amount between 3% and 15% of their base salary and certain commissions. Shares purchased are allocated to employees based upon their contributions. The Company contributes a matching amount as specified in the ESPP of 20% of the employee's contribution. The Company recorded expense in continuing operations of $11 million, $17 million, and $18 million, respectively, for the years ended December 31, 2023, 2022 and 2021, relating to the participation of FIS employees in the ESPP. The Company recorded expense in discontinued operations of $1 million, $2 million and $2 million, respectively, for the years ended December 31, 2023, 2022 and 2021, relating to the participation of FIS employees in the ESPP.

401(k) Profit Sharing Plan and Non-U.S. Defined Contribution Plans

The Company's U.S. employees are covered by a qualified 401(k) plan. Eligible employees may contribute up to 40% of their eligible compensation, up to the annual amount allowed pursuant to the Internal Revenue Code. The Company generally matches 50% of each dollar of employee contribution up to 6% of the employee's total eligible compensation. The Company's non-U.S. employees are also covered by various defined contribution plans. The Company recorded expense in continuing operations of $106 million, $109 million and $97 million, respectively, for the years ended December 31, 2023, 2022 and 2021, relating to the participation of FIS employees in the 401(k) plan and the Company's contributions to non-U.S. defined contribution plans. The Company recorded expense in discontinued operations of $29 million, $25 million and $21 million, respectively, for the years ended December 31, 2023, 2022 and 2021, relating to the participation of FIS employees in the 401(k) plan and the Company's contributions to non-U.S. defined contribution plans.

Stock Compensation Plans

The Company grants to certain employees equity awards pursuant to shares authorized under the FIS 2022 Omnibus Incentive Plan established in 2022 ("FIS Plan"). The number of shares available for future grants under the FIS Plan is 24 million as of December 31, 2023.

On January 1, 2021, the Company established a Qualified Retirement Equity Program that modified our existing stock compensation plans. The modification implemented a new retirement policy that permits retirees that meet certain eligibility criteria to continue vesting in unvested equity awards in accordance with the terms of the respective grant agreements, resulting in accelerated stock compensation expense for those employees meeting the definition of retirement eligible. The Company recorded in continuing operations $69 million in accelerated stock compensation expense included in Selling, general, and administrative expenses and recorded in discontinued operations $35 million in accelerated stock compensation expense included in earnings (loss) from discontinued operations in the consolidated statement of earnings (loss) to reflect the impact of the modification on unvested equity awards outstanding at January 1, 2021.

Stock Options

The Company grants stock options which typically vest annually over three years. All stock options are non-qualified stock options, the stock options granted by the Company expire on the seventh anniversary of the grant date, and the stock options converted through the Company's 2019 acquisition of Worldpay expire on the tenth anniversary of the grant date.

The following table summarizes stock option activity for the year ended December 31, 2023, which includes both continuing and discontinued operations (in millions except for per share amounts):

	Options		Weighted Average Exercise Price	Weighted Average Remaining Contractual Term (Years)		Aggregate Intrinsic Value
Balance, December 31, 2022	8	$	101.60	3.1	$	6
Granted	2		78.42			
Exercised	(1)		61.70		$	8
Cancelled	(1)		92.78			
Balance, December 31, 2023	8	$	100.19	3.3	$	—
Options exercisable at December 31, 2023	6	$	105.64	2.1	$	—

The intrinsic value of options exercised during the years ended December 31, 2023, 2022 and 2021, was $8 million, $20 million and $107 million, respectively. The intrinsic value of the outstanding options and options exercisable is based on a closing stock price as of December 31, 2023, of $60.07. The Company issues authorized but unissued shares or shares from treasury stock to settle stock options exercised.

The number of options granted for the years ended December 31, 2023, 2022 and 2021, was 2 million, 1 million and 2 million, respectively. The weighted average exercise price was $78.42, $95.06 and $142.92 for the years ended December 31, 2023, 2022 and 2021, respectively.

The weighted average fair value of options granted during the years ended December 31, 2023, 2022 and 2021, was $12.91, $20.89 and $29.01, respectively, using the Black-Scholes option pricing model with the assumptions below:

	2023	2022	2021
Risk free interest rate	4.2 %	1.7 %	0.6 %
Volatility	37.6 %	30.5 %	27.6 %
Dividend yield	3.3 %	2.0 %	1.1 %
Weighted average expected life (years)	4.1	4.1	4.1

The Company estimates future forfeitures at the time of grant and revises those estimates in subsequent periods if actual forfeitures differ significantly from those estimates. The Company bases the risk-free interest rate that is used in the Black-Scholes model on U.S. Treasury securities issued with maturities similar to the expected term of the options. The expected stock volatility factor is determined using historical daily price of the common stock and the impact of any expected trends. The dividend yield assumption is based on the current dividend yield at the grant date or management's forecasted expectations. The expected life assumption is determined by calculating the average term from the Company's historical stock option activity and considering the impact of future trends.

Restricted Stock Units and Performance Stock Units

The Company issues restricted stock units, which typically vest annually over three years. The grant date fair value of the restricted stock units is based on the fair market value of our common stock on the grant date. The number of restricted stock units granted during the years ended December 31, 2023, 2022 and 2021, was 3 million, 1 million and 1 million, respectively. The weighted average grant date fair value of these awards granted during the years ended December 31, 2023, 2022 and 2021, was $61.34, $92.07 and $138.76, respectively. The total fair value of restricted stock units that vested was $40 million, $261 million and $241 million in 2023, 2022 and 2021, respectively.

The Company grants performance-based stock units that typically cliff vest on the third anniversary date of the grant. The ultimate number of units to be earned depends on the achievement of performance conditions. Some performance-based stock units also include market conditions. The performance conditions are typically based on a measure of the Company's annual revenue growth and Adjusted EBITDA margin expansion (see Note 22 for a definition of Adjusted EBITDA). The market conditions are based on the Company's total shareholder return ranked against that of other companies that are included in the Standard & Poor's 500 Index. The fair value of each performance-based stock unit with only performance conditions is based on the fair value of our common stock on the grant date. The fair value of each performance-based stock unit with a market condition is estimated on the date of grant using a Monte Carlo simulation model with the following weighted-average assumptions:

	2023	2022	2021
Risk free interest rate	4.6 %	1.6 %	0.3 %
Volatility	37.2 %	34.2 %	32.1 %
Dividend yield	3.3 %	2.0 %	1.1 %

The number of performance-based stock units granted during the years ended December 31, 2023, 2022 and 2021, was less than 1 million, 2 million and 1 million, respectively. The weighted average grant date fair value of these awards granted during the years ended December 31, 2023, 2022 and 2021, was $65.43, $99.27 and $130.04, respectively. The total fair value of the performance-based stock units that vested was $10 million, $35 million and $57 million in 2023, 2022 and 2021, respectively.

The following table summarizes the restricted stock units and performance stock units activity for the year ended December 31, 2023, which includes both continuing and discontinued operations (in millions except for per share amounts):

| | Restricted Stock Units | | Performance Stock Units | |
| | (In millions) | | (In millions) | |
	Shares	Weighted Average Fair Value	Shares	Weighted Average Fair Value
Balance December 31, 2022	2	$ 103.63	2	$ 104.52
Granted	3	$ 61.34	—	$ 65.43
Vested	(1)	$ 107.05	—	$ 110.02
Forfeited	—	$ 81.39	—	$ 112.38
Balance December 31, 2023	4	$ 70.24	2	$ 96.33

Stock Compensation Cost

The Company recorded total stock compensation expense in continuing operations of $120 million, $189 million and $283 million for the years ended December 31, 2023, 2022 and 2021, respectively, included in Selling, general, and administrative expenses in the consolidated statements of earnings (loss). The Company recorded total stock compensation expense in discontinued operations of $34 million, $26 million and $100 million for the years ended December 31, 2023, 2022 and 2021, respectively. Stock compensation expense related to grants with performance conditions is recorded based on management's expected level of achievement of the financial performance measures during the performance period and is adjusted as appropriate throughout the performance period based on the shares expected to be earned. The 2021 stock compensation expense includes $69 million in continuing operations and $35 million in discontinued operations in accelerated stock compensation expense resulting from the Qualified Retirement Equity Program modification, described further above.

As of December 31, 2023 and 2022, the total unrecognized compensation cost including continuing and discontinued operations related to non-vested stock awards is $219 million and $179 million, respectively. The total unrecognized compensation cost as of December 31, 2023 and 2022, includes $166 million and $136 million, respectively, related to continuing operations, which is expected to be recognized in pre-tax income over a weighted average period of 1.4 years and 1.5 years, respectively.

(19) Related-Party Transactions

The Company held a noncontrolling ownership stake in Cardinal Holdings ("Cardinal"), which operated the Capco consulting business, through April 29, 2021, when we sold our ownership stake due to an acquisition transaction of the Capco consulting business by Wipro Ltd. As a result of the transaction, we received net cash proceeds of approximately $367 million and recorded an approximate $225 million gain in Other income (expense), net on the consolidated statement of earnings (loss).

The Company also purchases services and software licenses from Cardinal from time to time. Cardinal was a related party through April 29, 2021. Amounts transacted through these agreements were not significant to the 2021 period presented when Cardinal was a related party.

In connection with the closing of the Worldpay Sale, we entered into several agreements with certain Worldpay entities, as further described in Note 24.

(20) Components of Other Comprehensive Earnings (Loss)

The following table shows Accumulated other comprehensive earnings (loss) attributable to FIS by component, net of tax, for the years ended December 31, 2023, 2022 and 2021 (in millions):

	Change in Fair Value of Net Investment Hedges	Foreign Currency Translation Adjustments	Other	Total
Balances, December 31, 2020	$ (1,183)	$ 1,326	$ (86)	$ 57
Other comprehensive earnings (loss) before reclassifications	878	(697)	4	185
Amounts reclassified from accumulated other comprehensive earnings	—	—	10	10
Balances, December 31, 2021	(305)	629	(72)	252
Other comprehensive earnings (loss) before reclassifications	1,034	(1,682)	36	(612)
Balances, December 31, 2022	729	(1,053)	(36)	(360)
Other comprehensive earnings (loss) before reclassifications	(501)	548	53	100
Balances, December 31, 2023	$ 228	$ (505)	$ 17	$ (260)

See Note 16 for the tax provision associated with each component of other comprehensive earning (loss).

(21)   Concentration of Risk

The Company generates a significant amount of revenue from large clients; however, no individual client accounted for 10% or more of total revenue in the years ended December 31, 2023, 2022 and 2021.

Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash equivalents and trade receivables, as well as derivatives in a net asset position. The Company places its cash equivalents with high credit-quality financial institutions and, by policy, limits the amount of credit exposure with any one financial institution. Concentrations of credit risk with respect to trade receivables are limited because a large number of geographically diverse clients make up the Company's client base, thus spreading the trade receivables credit risk. The Company seeks to minimize credit risk for derivatives by selecting counterparties with investment grade credit ratings. The Company also manages credit risk exposure through monitoring procedures.

(22)   Segment Information

As described in Note 1, effective as of the third quarter of 2023, the Company no longer reports the Merchant Solutions segment; it now reports its financial performance based on the following segments: Banking Solutions, Capital Market Solutions and Corporate and Other. Below is a summary of each segment.

Banking Solutions ("Banking")

The Banking segment is focused on serving financial institutions of all sizes with core processing software, transaction processing software and complementary applications and services, many of which interact directly with core processing software. We sell these solutions on either a bundled or stand-alone basis. Clients in this segment include global financial institutions, U.S. regional and community banks, credit unions and commercial lenders, as well as government institutions and other commercial organizations. We provide our clients integrated solutions characterized by multi-year processing contracts that generate recurring revenue. The predictable nature of cash flows generated from the Banking segment provides opportunities for further investments in innovation, integration, information and security, and compliance in a cost-effective manner.

The Capital Markets segment is focused on serving global financial services clients with a broad array of buy- and sell-side solutions. Clients in this segment include asset managers, buy- and sell-side securities brokerage and trading firms, insurers, private equity firms, and other commercial organizations. Our buy- and sell-side solutions include a variety of mission-critical applications for recordkeeping, data and analytics, trading, financing and risk management. Capital Markets clients purchase our solutions in various ways including licensing and managing technology "in-house," using consulting and third-party service providers, as well as procuring fully outsourced end-to-end solutions. Our long-established relationships with many of these financial and commercial institutions generate significant recurring revenue. We have made, and continue to make, investments in modern platforms, advanced technologies, open APIs, machine learning and artificial intelligence, and regulatory technology to support our Capital Markets clients.

Corporate and Other

The Corporate and Other segment consists of corporate overhead expense, certain leveraged functions and miscellaneous expenses that are not included in the operating segments, as well as certain non-strategic businesses that we plan to wind down or sell. The overhead and leveraged costs relate to corporate marketing, finance, accounting, human resources, legal, compliance and internal audit functions as well as other costs, such as acquisition, integration and transformation-related expenses and amortization of acquisition-related intangibles, that are not considered when management evaluates revenue-generating segment performance.

In the Corporate and Other segment, the Company recorded acquisition, integration and other costs for the years ended December 31, 2023, 2022 and 2021, comprised of the following (in millions):

	2023	2022	2021
Acquisition and integration	$ 48	$ 50	$ 79
Enterprise transformation, including Future Forward and platform modernization	312	279	107
Severance and other termination expenses, including those associated with enterprise cost control initiatives and changes in senior management	70	89	10
Pending separation of the Worldpay Merchant Solutions business	17	—	—
Stock-based compensation, primarily from certain performance-based awards	15	83	—
Accelerated stock compensation expense - qualified equity retirement program	—	—	155
Other, including divestiture-related expenses and enterprise cost control and other initiatives	20	80	160
Total acquisition, integration and other costs	$ 482	$ 581	$ 511

Amounts in table may not sum due to rounding.

Other costs in Corporate and Other also include incremental amortization expense associated with shortened estimated useful lives and accelerated amortization methods for certain software and deferred contract cost assets resulting from the Company's platform modernization, as described in Notes 9 and 10, impairment charges described in Notes 9 and 10 and costs that were previously incurred in support of the Worldpay Merchant Solutions business but are not directly attributable to it and thus were not recorded in discontinued operations.

Adjusted EBITDA

Adjusted EBITDA is a measure of segment profit or loss that is reported to the chief operating decision maker for purposes of making decisions about allocating resources to the segments and assessing their performance. For this reason, Adjusted EBITDA, as it relates to our segments, is presented in conformity with FASB ASC Topic 280, *Segment Reporting*. Adjusted EBITDA is defined as net earnings (loss) before net interest expense, net other income (expense), income tax provision (benefit), equity method investment earnings (loss), and depreciation and amortization, and excludes certain costs and other transactions that management deems non-operational in nature or that otherwise improve the comparability of operating results across reporting periods by their exclusion. This measure is reported to the chief operating decision maker for purposes of making decisions about allocating resources to the segments and assessing their performance. The items affecting the segment profit measure generally include the purchase price amortization of acquired intangible assets as well as acquisition, integration and certain other costs and asset impairments. These costs and adjustments are recorded in the Corporate and Other segment for the periods discussed below. Adjusted EBITDA for the respective segments excludes the foregoing costs and adjustments.

Summarized financial information for the Company's segments is shown in the following tables. The Company does not evaluate performance or allocate resources based on segment asset data; therefore, such information is not presented.

As of and for the year ended December 31, 2023 (in millions):

	Banking Solutions		Capital Market Solutions		Corporate and Other		Total	
Revenue	$	6,733	$	2,766	$	322	$	9,821
Operating expenses		(4,403)		(1,730)		(2,221)		(8,354)
Depreciation and amortization (including purchase accounting amortization)		598		354		791		1,743
Acquisition, integration and other costs		—		—		482		482
Asset impairments		—		—		113		113
Indirect Worldpay business support costs		—		—		167		167
Adjusted EBITDA	$	2,928	$	1,390	$	(346)	$	3,972
Adjusted EBITDA							$	3,972
Depreciation and amortization								(1,047)
Purchase accounting amortization								(696)
Acquisition, integration and other costs								(482)
Asset impairments								(113)
Indirect Worldpay business support costs								(167)
Interest expense, net								(621)
Other income (expense), net								(183)
(Provision) benefit for income taxes								(157)
Net earnings (loss) from discontinued operations, net of tax								(7,153)
Net earnings attributable to noncontrolling interest								(7)
Net earnings (loss) attributable to FIS common stockholders							$	(6,654)
Capital expenditures (1)	$	433	$	269	$	131	$	833

(1) Capital expenditures include $53 million in other financing obligations for certain hardware and software.

As of and for the year ended December 31, 2022 (in millions):

	Banking Solutions		Capital Market Solutions		Corporate and Other		Total	
Revenue	$	6,624	$	2,631	$	464	$	9,719
Operating expenses		(4,339)		(1,624)		(2,538)		(8,501)
Depreciation and amortization (including purchase accounting amortization)		597		331		951		1,879
Acquisition, integration and other costs		—		—		581		581
Asset impairments		—		—		103		103
Indirect Worldpay business support costs		—		—		180		180
Adjusted EBITDA	$	2,882	$	1,338	$	(259)	$	3,961
Adjusted EBITDA							$	3,961
Depreciation and amortization								(1,101)
Purchase accounting amortization								(778)
Acquisition, integration and other costs								(581)
Asset impairments								(103)
Indirect Worldpay business support costs								(180)
Interest expense, net								(281)
Other income (expense), net								4
(Provision) benefit for income taxes								(325)
Net earnings (loss) from discontinued operations, net of tax								(17,324)
Net earnings attributable to noncontrolling interest								(12)
Net earnings attributable to FIS common stockholders							$	(16,720)
Capital expenditures (1)	$	502	$	271	$	286	$	1,059

(1) Capital expenditures include $63 million in other financing obligations for certain hardware and software.

As of and for the year ended December 31, 2021 (in millions):

	Banking Solutions		Capital Market Solutions		Corporate and Other		Total	
Revenue	$	6,361	$	2,495	$	483	$	9,339
Operating expenses		(4,051)		(1,577)		(2,671)		(8,299)
Depreciation and amortization (including purchase accounting amortization)		584		317		970		1,871
Acquisition, integration and other costs		—		—		511		511
Asset impairments		—		—		194		194
Indirect Worldpay business support costs		—		—		153		153
Adjusted EBITDA	$	2,894	$	1,235	$	(360)		3,769
Adjusted EBITDA							$	3,769
Depreciation and amortization								(1,035)
Purchase accounting amortization								(836)
Acquisition, integration and other costs								(511)
Asset impairments								(194)
Indirect Worldpay business support costs								(153)
Interest expense, net								(212)
Other income (expense), net								(109)
(Provision) benefit for income taxes								(403)
Net earnings (loss) from discontinued operations								102
Equity method investment earnings (loss)								6
Net earnings attributable to noncontrolling interest								(7)
Net earnings attributable to FIS common stockholders							$	417
Capital expenditures (1)	$	446	$	221	$	286	$	953

(1) Capital expenditures include $35 million in other financing obligations for certain hardware and software.

Clients in the U.K., Germany, Brazil, Australia and Switzerland accounted for the majority of the revenue from clients based outside of North America for all periods presented. No individual country outside of North America accounted for more than 10% of total revenue for the years ended December 31, 2023, 2022 and 2021.

Long-term assets, excluding goodwill and other intangible assets, located outside of the United States totaled $651 million and $632 million as of December 31, 2023 and 2022, respectively. These assets are predominantly located in the United Kingdom, Germany, India, France, Australia, and Switzerland..

(23)   Quarterly Financial Data (unaudited)

2023	First Quarter		Second Quarter		Third Quarter		Fourth Quarter	
Revenue	$	2,397	$	2,424	$	2,489	$	2,510
Gross profit		828		906		966		975
Operating income		311		351		475		331
Net earnings (loss) from continuing operations		96		85		261		65
Earnings (loss) from discontinued operations, net of tax		45		(6,679)		(708)		188
Net earnings (loss)		141		(6,594)		(447)		253
Net (earnings) loss attributable to noncontrolling interest from continuing operations		—		(1)		(1)		(1)
Net (earnings) loss attributable to noncontrolling interest from discontinued operations		(1)		(1)		(1)		(1)
Net earnings (loss) attributable to FIS		140		(6,596)		(449)		251
Net earnings (loss) attributable to FIS:								
Continuing operations	$	96	$	84	$	260	$	64
Discontinued operations		44		(6,680)		(709)		187
Total	$	140	$	(6,596)	$	(449)	$	251
Net earnings (loss) per common share attributable to FIS from continuing operations:								
Basic	$	0.16	$	0.14	$	0.44	$	0.11
Diluted	$	0.16	$	0.14	$	0.44	$	0.11
Weighted average common shares outstanding:								
Basic		592		592		592		589
Diluted		593		592		592		591

Amounts in tables in the financial statements and accompanying footnotes may not sum or calculate due to rounding.

2022	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Revenue	$ 2,370	$ 2,408	$ 2,415	$ 2,526
Gross profit	799	867	881	956
Operating income	202	254	384	379
Net earnings (loss) from continuing operations	121	161	222	111
Earnings (loss) from discontinued operations, net of tax	—	119	32	(17,473)
Net earnings (loss)	121	280	254	(17,362)
Net (earnings) loss attributable to noncontrolling interest from continuing operations	—	(2)	(4)	(2)
Net (earnings) loss attributable to noncontrolling interest from discontinued operations	(1)	(1)	(1)	(1)
Net earnings (loss) attributable to FIS	120	277	249	(17,365)
Net earnings (loss) attributable to FIS:				
Continuing operations	$ 121	$ 159	$ 218	$ 109
Discontinued operations	(1)	118	31	(17,474)
Total	$ 120	$ 277	$ 249	$ (17,365)
Net earnings (loss) per common share attributable to FIS from continuing operations:				
Basic	$ 0.20	$ 0.26	$ 0.36	$ 0.18
Diluted	$ 0.20	$ 0.26	$ 0.36	$ 0.18
Weighted average common shares outstanding:				
Basic		610	608	605	593
Diluted		614	611	607	593

Amounts in tables in the financial statements and accompanying footnotes may not sum or calculate due to rounding.

(24)   Subsequent Event

As discussed in Note 1, on January 31, 2024, FIS completed the previously announced Worldpay Sale in a transaction valuing the Worldpay Merchant Solutions business at an enterprise value of $18.5 billion, including $1.0 billion of consideration contingent on the returns realized by Buyer exceeding certain thresholds. The net cash proceeds received by FIS at the closing were greater than $12 billion, net of estimated closing adjustments, debt restructuring fees, taxes and transaction costs. The closing adjustments relate to estimated closing levels of the Worldpay Merchant Solutions business' debt, working capital relative to an agreed target and available cash relative to an agreed minimum of not less than $1.5 billion and will be trued-up post-closing. We intend to use proceeds from the sale to retire debt and return additional capital to shareholders through our existing share repurchase authorization, as well as for general corporate purposes, while maintaining an investment grade credit rating. As of the closing, we retained a non-controlling 45% ownership interest in a new standalone Joint Venture with GTCR. In future reports, FIS' share of the net income of the Joint Venture will be reported as equity method investment earnings (loss).

In connection with the closing of the Worldpay Sale, the Company entered into a limited liability company operating agreement (the "LLCA") with respect to the Joint Venture, and a registration rights agreement with respect to the Company's retained equity interest in the Joint Venture. The LLCA provides that FIS has the right to appoint a minority of the board of managers of the Joint Venture and that FIS has customary consent and consultation rights with respect to certain material actions of the Joint Venture, in each case, subject to ownership stepdown thresholds. The LLCA contains, among other things, covenants and restrictions relating to other governance, liquidity and tax matters, including non-solicitation and non-competition covenants, distribution mechanics, preemptive rights and follow-on equity funding commitments of GTCR, and restrictions on transfer and associated tag-along and drag-along rights. Each of FIS and GTCR will have the right to require the Joint Venture to consummate an initial public offering ("IPO") or sale transaction after the fourth anniversary of the closing, subject to certain return hurdle and (in the case of an IPO) public float requirements, which requirements will fall away following the sixth anniversary of the closing.

Also in connection with the closing of the Worldpay Sale, the Company entered into additional agreements with certain Worldpay entities, including:

- commercial arrangements whereby each party would provide (i) referrals in connection with certain products and services provided by the other party, which are generally structured as revenue shares, and (ii) certain commercial services to the other party;

- a transition services agreement whereby the Company will continue to provide services in support of Worldpay and provide support for migration of the services for up to 24 months (subject to a six-month extension). In addition, the Joint Venture will provide reverse services so that the Company may maintain access to certain resources and services transferred to the Joint Venture in the Worldpay Sale;

- an employee leasing agreement pursuant to which FIS will lease certain employees to Worldpay in the United States, China, Colombia and South Korea for up to five months after the closing and in the Netherlands for up to two months after closing; and

- a data sharing agreement governing the sharing of data, including across the post-closing services agreements.

Item 9.   *Changes in and Disagreements with Accountants on Accounting and Financial Disclosure*

None.

Item 9A.   *Controls and Procedures*

As of the end of the year covered by this report, we carried out an evaluation, under the supervision and with the participation of our principal executive officer and principal financial officer, of the effectiveness of the design and operation of our disclosure controls and procedures, as such term is defined in Rule 13a-15 (e) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Based on this evaluation, our principal executive officer and principal financial officer concluded that our disclosure controls and procedures were effective to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is (a) recorded, processed, summarized and reported within the time periods specified in the Commission's rules and forms and (b) accumulated and communicated to management, including our principal executive and principal financial officers, as appropriate to allow timely decisions regarding required disclosure.

There have been no changes in our internal control over financial reporting that occurred during the most recent fiscal quarter that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rules 13a-15(f). Under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting. Management has adopted the framework in *Internal Control - Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"). Based on our evaluation under this framework, our management concluded that our internal control over financial reporting was effective as of December 31, 2023. KPMG LLP, an independent registered public accounting firm, has issued an attestation report on our internal control over financial reporting as set forth in Item 8.

Item 9B.   *Other Information*

During the quarter ended December 31, 2023, Mr. Jeffrey Goldstein, Independent Chair of the Company's Board of Directors, adopted a trading plan intended to satisfy the affirmative defense of Rule 10b5-1(c). Under the plan, which was adopted on November 16, 2023, Mr. Goldstein instructed his broker to purchase shares of FIS common stock each quarter in an amount approximately equal to his cash director fees, which are paid quarterly in equal installments. The aggregate purchase price for shares to be purchased under the plan is $220,000. The trading plan will expire on the earlier of January 31, 2025 or the date on which all purchases under the plan have been completed. Mr. Goldstein has informed the Company that he intends to continue to use the full amount of his cash director fees to purchase FIS common stock for so long as he remains a Director of the Company.

Item 9C.   *Disclosure Regarding Foreign Jurisdictions that Prevent Inspections*

Not applicable.


PART III


Items 10-14.

Within 120 days after the close of its fiscal year, the Company intends to file with the Securities and Exchange Commission a definitive proxy statement pursuant to Regulation 14A of the Securities Exchange Act of 1934, as amended, which will include the matters required by these items and is incorporated herein by reference.

PART IV

Item 15. *Exhibits and Financial Statement Schedules*

(1)   Financial Statement Schedules: All schedules have been omitted because they are not applicable, not material or the required information is included in the consolidated financial statements or notes thereto.

(2)   Exhibits: The following is a complete list of exhibits included as part of this report, including those incorporated by reference. A list of those documents filed with this report is set forth on the Exhibit Index appearing elsewhere in this report and is incorporated by reference.

Exhibit No.	Exhibit Description	Incorporated by Reference				Filed/ Furnished Herewith
		Form	SEC File Number	Exhibit	Filing Date	
4.5	Fifteenth Supplemental Indenture, dated as of May 16, 2018 between FIS and The Bank of New York Mellon Trust Company, N.A., a national banking association, as trustee.	8-K	001-16427	4.1	5/16/2018	
4.6	Sixteenth Supplemental Indenture, dated as of May 16, 2018 between FIS and The Bank of New York Mellon Trust Company, N.A., a national banking association, as trustee.	8-K	001-16427	4.2	5/16/2018	
4.7	Nineteenth Supplemental Indenture, dated as of May 21, 2019 between FIS and The Bank of New York Mellon Trust Company, N.A., a national banking association, as trustee.	8-K	001-16427	4.3	5/21/2019	
4.8	Twentieth Supplemental Indenture, dated as of May 21, 2019 between FIS and The Bank of New York Mellon Trust Company, N.A., a national banking association, as trustee.	8-K	001-16427	4.4	5/21/2019	
4.9	Twenty-First Supplemental Indenture, dated as of May 21, 2019 between FIS and The Bank of New York Mellon Trust Company, N.A., a national banking association, as trustee.	8-K	001-16427	4.5	5/21/2019	
4.10	Twenty-Fourth Supplemental Indenture, dated as of May 21, 2019 between FIS and The Bank of New York Mellon Trust Company, N.A., a national banking association, as trustee.	8-K	001-16427	4.8	5/21/2019	
4.11	Twenty-Fifth Supplemental Indenture, dated as of May 21, 2019 between FIS and The Bank of New York Mellon Trust Company, N.A., a national banking association, as trustee.	8-K	001-16427	4.9	5/21/2019	
4.12	Twenty-Seventh Supplemental Indenture, dated as of December 3, 2019 between FIS and The Bank of New York Mellon Trust Company, N.A., a national banking association, as trustee.	8-K	001-16427	4.2	12/3/2019	
4.13	Twenty-Eighth Supplemental Indenture, dated as of December 3, 2019 between FIS and The Bank of New York Mellon Trust Company, N.A., a national banking association, as trustee.	8-K	001-16427	4.3	12/3/2019	
4.14	Twenty-Ninth Supplemental Indenture, dated as of December 3, 2019 between FIS and The Bank of New York Mellon Trust Company, N.A., a national banking association, as trustee.	8-K	001-16427	4.4	12/3/2019	

| Exhibit No. | Exhibit Description | Incorporated by Reference | | | | Filed/ Furnished Herewith |
		Form	SEC File Number	Exhibit	Filing Date	
4.15	Thirty-First Supplemental Indenture, dated as of March 2, 2021 between FIS and The Bank of New York Mellon Trust Company, N.A., a national banking association as trustee.	8-K	001-16427	4.2	3/2/2021	
4.16	Thirty-Second Supplemental Indenture, dated as of March 2, 2021 between FIS and The Bank of New York Mellon Trust Company, N.A., a national banking association as trustee.	8-K	001-16427	4.3	3/2/2021	
4.17	Thirty-Third Supplemental Indenture, dated as of March 2, 2021 between FIS and The Bank of New York Mellon Trust Company, N.A., a national banking association as trustee.	8-K	001-16427	4.4	3/2/2021	
4.18	Thirty-Fourth Supplemental Indenture, dated as of March 2, 2021 between FIS and The Bank of New York Mellon Trust Company, N.A., a national banking association as trustee.	8-K	001-16427	4.5	3/2/2021	
4.19	Thirty-Fifth Supplemental Indenture, dated as of March 2, 2021 between FIS and The Bank of New York Mellon Trust Company, N.A., a national banking association as trustee.	8-K	001-16427	4.6	3/2/2021	
4.20	Thirty-Sixth Supplemental Indenture, dated as of July 13, 2022 between FIS and The Bank of New York Mellon Trust Company, N.A., a national banking association as trustee.	8-K	001-16427	4.1	7/13/2022	
4.21	Thirty-Seventh Supplemental Indenture, dated as of July 13, 2022 between FIS and The Bank of New York Mellon Trust Company, N.A., a national banking association as trustee.	8-K	001-16427	4.2	7/13/2022	
4.22	Thirty-Eighth Supplemental Indenture, dated as of July 13, 2022 between FIS and The Bank of New York Mellon Trust Company, N.A., a national banking association as trustee.	8-K	001-16427	4.3	7/13/2022	
4.23	Thirty-Ninth Supplemental Indenture, dated as of July 13, 2022 between FIS and The Bank of New York Mellon Trust Company, N.A., a national banking association as trustee.	8-K	001-16427	4.4	7/13/2022	
4.24	Description of the Company's Common Stock registered pursuant to Section 12 of the Securities Exchange Act of 1934.	10-K	001-16427	4.25	2/20/2020	
4.25	Description of the Company's 1.100% Senior Notes due 2024 registered pursuant to Section 12 of the Securities Exchange Act of 1934.	10-K	001-16427	4.27	2/27/2023	

| Exhibit No. | Exhibit Description | Incorporated by Reference | | | | Filed/ Furnished Herewith |
		Form	SEC File Number	Exhibit	Filing Date	
4.26	Description of the Company's 1.500% Senior Notes Due 2027, 2.000% Senior Notes Due 2030, 2.950% Senior Notes Due 2039 and 3.360% Senior Notes Due 2031 registered pursuant to Section 12 of the Securities Exchange Act of 1934.					*
4.27	Description of the Company's 0.625% Senior Notes Due 2025, 1.000% Senior Notes Due 2028 and 2.250% Senior Notes Due 2029, registered pursuant to Section 12 of the Securities Exchange Act of 1934.	10-K	001-16427	4.29	2/27/2023	
10.1	Certegy Inc. Deferred Compensation Plan, effective as of June 15, 2001. (1)	10-K405	001-16427	10.25	3/25/2002	
10.2	Grantor Trust Agreement, dated as of July 8, 2001, between Certegy Inc. and Wachovia Bank, N.A. (1)	10-K405	001-16427	10.15	3/25/2002	
10.3	Grantor Trust Agreement, dated as of July 8, 2001 and amended and restated as of December 5, 2003, between Certegy Inc. and Wachovia Bank, N.A. (1)	10-K	001-16427	10.15(a)	2/17/2004	
10.4	Second Amendment Agreement, dated as of April 5, 2019, by and among Fidelity National Information Services, Inc., the financial institutions party thereto as lenders and JPMorgan Chase Bank, N.A.,	8-K	001-16427	10.1	4/11/2019	
10.5	Third Amendment and Joinder Agreement, dated as of May 29, 2019, by and among Fidelity National Information Services, Inc., the financial institutions party thereto as lenders and JPMorgan Chase Bank, N.A., as administrative agent.	8-K	001-16427	10.1	6/4/2019	
10.6	Fourth Amendment Agreement dated as of March 2, 2021 by and among Fidelity National Information Services, Inc., and JP Morgan Chase Bank N.A., as administrative agent.	8-K	001-16427	10.1	3/4/2021	
10.7	Fidelity National Information Services, Inc. Employee Stock Purchase Plan, effective as of March 16, 2006. (1)	S-4/A	333-135845	Annex C	9/19/2006	
10.8	Fidelity National Information Services, Inc. Annual Incentive Plan, effective as of October 23, 2006. (1)	S-4/A	333-135845	Annex D	9/19/2006	
10.9	Employment Agreement, effective as of April 16, 2012, by and among Fidelity National Information Services, Inc., and Gregory G. Montana. (1)	10-K	001-16427	10.81	2/26/2013	
10.10	Amendment to Employment Agreement, effective as of February 23, 2016 by and among Fidelity National Information Services, Inc., and Gregory G. Montana. (1)	10-K	001-16427	10.43	2/26/2016	

Exhibit No.	Exhibit Description	Incorporated by Reference				Filed/ Furnished Herewith
		Form	SEC File Number	Exhibit	Filing Date	
10.11	Employment Agreement, effective as of February 1, 2018 by and between Fidelity National Information Services, Inc. and Denise Williams. (1)	10-K	001-16427	10.36	2/22/2018	
10.12	Terms and Conditions of Employment, effective as of April 2, 2018, by and among FIS Systems (U.K.) Limited. and Martin Boyd. (1)	10-Q	001-16427	10.4	8/6/2019	
10.13	Amendment to Terms and Conditions of Employment Agreement effective January 31, 2022 by and among FIS Capital Markets UK Limited, and Martin Boyd. (1)	10-K	001-16427	10.29	2/23/2022	
10.14	Employment Agreement effective as of February 7, 2022, between Fidelity National Information Services, Inc., and Caroline Tsai. (1)	10-K	001-16427	10.26	2/27/2023	
10.15	Employment Agreement effective as of December 16, 2013, between Fidelity National Information Services, Inc., and Ido Gileadi. (1)	10-K	001-16427	10.27	2/27/2023	
10.16	Amendment to Employment Agreement effective as of January 31, 2022, between Fidelity National Information Services, Inc., and Ido Gileadi. (1)	10-K	001-16427	10.28	2/27/2023	
10.17	Employment Agreement effective as of June 1, 2015, between Fidelity National Information Services, Inc. and Erik Hoag. (1)	10-K	001-16427	10.29	2/27/2023	
10.18	Amendment to Employment Agreement effective as of January 31, 2022, between Fidelity National Information Services, Inc., and Erik Hoag. (1)	10-K	001-16427	10.30	2/27/2023	
10.19	Form of Non-Statutory Stock Option Award under Fidelity National Information Services, Inc. amended and restated 2008 Omnibus Incentive Plan for grants made in 2016. (1)	10-K	001-16427	10.62	2/23/2017	
10.20	Form of Non-Statutory Stock Option Grant for Directors under Fidelity National Information Services, Inc. amended and restated 2008 Omnibus Incentive Plan for grants made in 2017. (1)	10-K	001-16427	10.47	2/21/2019	
10.21	Form of Non-Statutory Stock Option Grant for Employees under Fidelity National Information Services, Inc. amended and restated 2008 Omnibus Incentive Plan for grants made in 2017. (1)	10-K	001-16427	10.49	2/21/2019	
10.22	Form of Stock Option Grant for Employees under Fidelity National Information Services, Inc. amended and restated 2008 Omnibus Incentive Plan for grants made in 2018. (1)	10-K	001-16427	10.51	2/21/2019	

Exhibit No.	Exhibit Description	Incorporated by Reference				Filed/ Furnished Herewith
		Form	SEC File Number	Exhibit	Filing Date	
10.23	Seventh Amendment and Restatement Agreement, dated as of September 21, 2018, by and among Fidelity National Information Services, Inc., each lender party thereto and JP Morgan Chase Bank N.A., as Administrative Agent.	8-K	001-16427	10.1	9/24/2018	
10.24	Fidelity National Information Services, Inc. 2008 Omnibus Incentive Plan, as amended and restated effective May 30, 2018. (1)	DEF 14A	001-16427	Annex A	4/20/2018	
10.25	Amendment to Fidelity National Information Services, Inc. 2008 Omnibus Incentive Plan. (1)	10-Q	001-16427	10.2	10/29/2020	
10.26	Form of Stock Option Grant under Fidelity National Information Services, Inc. amended and restated 2008 Omnibus Incentive Plan for grants made in March 2019. (1)	10-K	001-16427	10.43	2/20/2020	
10.27	Form of Stock Option Grant for United States Employees under Worldpay, Inc. 2012 Equity Incentive Plan for grants made in 2019. (1)	10-K	001-16427	10.51	2/20/2020	
10.28	Form of Stock Option Grant for United Kingdom Employees under Worldpay, Inc. 2012 Equity Incentive Plan for grants made in 2019. (1)	10-K	001-16427	10.52	2/20/2020	
10.29	Form of Restricted Stock Unit Award for United Kingdom Employees under Worldpay, Inc. 2012 Equity Incentive Plan for grants made in 2019. (1)	10-K	001-16427	10.53	2/20/2020	
10.30	Form of Stock Option Grant Notice and Option Agreement under the Worldpay, Inc. 2012 Equity Incentive Plan for grants made in 2013 through 2017. (1)	10-Q	001-35462	10.1	5/6/2013	
10.31	Form of Stock Option Grant Notice and Stock Option Award Agreement for U.S. Employees under the Worldpay, Inc. 2012 Equity Incentive Plan for grants made in 2018 and 2019. (1)	10-K	001-35462	10.16.14	2/28/2018	
10.32	Worldpay, Inc.2012 Equity Incentive Plan. (1)	10-K	001-35462	10.40	2/28/2018	
10.33	Form of Deferred Restricted Stock Unit Grant to Director under Fidelity National Information Services, Inc. amended and restated 2008 Omnibus Incentive Plan for grants made in May 2020. (1)	10-K	001-16427	10.63	2/18/2021	
10.34	Form of Performance Stock Unit Grant under Fidelity National Information Services, Inc. amended and restated 2008 Omnibus Incentive Plan for grants made in March 2020. (1)	10-K	001-16427	10.64	2/18/2021	

Exhibit No.	Exhibit Description	Incorporated by Reference				Filed/ Furnished Herewith
		Form	SEC File Number	Exhibit	Filing Date	
10.35	Form of Stock Option Grant under Fidelity National Information Services, Inc. amended and restated 2008 Omnibus Incentive Plan for grants made in March 2020. (1)	10-K	001-16427	10.65	2/18/2021	
10.36	Form of Restricted Stock Unit Grant under Fidelity National Information Services, Inc. amended and restated 2008 Omnibus Incentive Plan for grants made in March 2020. (1)	10-K	001-16427	10.66	2/18/2021	
10.37	Form of Restricted Stock Unit Grant to Director under Fidelity National Information Services, Inc. amended and restated 2008 Omnibus Incentive Plan for grants made in May 2020. (1)	10-K	001-16427	10.67	2/18/2021	
10.38	Fidelity National Information Services, Inc. Qualified Retirement Equity Program effective January 1, 2021. (1)	10-Q	001-16427	10.1	5/6/2021	
10.39	Form of Stock Option Grant under Fidelity National Information Services, Inc. amended and restated 2008 Omnibus Incentive Plan for grants made beginning in March 2021. (1)	10-Q	001-16427	10.2	5/6/2021	
10.40	Form of Restricted Stock Unit Grant under Fidelity National Information Services, Inc. amended and restated 2008 Omnibus Incentive Plan for grants made beginning in March 2021. (1)	10-Q	001-16427	10.3	5/6/2021	
10.41	Form of Performance Stock Unit Grant under Fidelity National Information Services, Inc. amended and restated 2008 Omnibus Incentive Plan for grants made beginning in March 2021. (1)	10-Q	001-16427	10.4	5/6/2021	
10.42	Employment Agreement, effective as of June 1, 2021, by and between Fidelity National Information Services, Inc., and Thomas K. Warren.(1)	10-Q	001-16427	10.1	8/3/2021	
10.43	Amended and Restated Employment Agreement dated as of October 17, 2022 between Fidelity National Information Services, Inc., and Stephanie Ferris.(1)	10-Q	001-16427	10.2	11/4/2022	
10.44	Cooperation Agreement dated as of December 14, 2022, between Fidelity National Information Services, Inc. and D.E. Shaw.	8-K	001-16427	10.1	12/15/2022	
10.45	Amendment to Employment Agreement effective as of January 31, 2022, between Fidelity National Information Services, Inc., and Denise Williams. (1)	10-K	001-16427	10.78	2/27/2023	

Exhibit No.	Exhibit Description	Incorporated by Reference				Filed/ Furnished Herewith
		Form	SEC File Number	Exhibit	Filing Date	
10.46	Employment Agreement, by and between Fidelity National Information Services, Inc. and James Kehoe. (1)	8-K	001-16427	10.1	8/22/2023	
10.47	Fidelity National Information Services, Inc. Employee Stock Purchase Plan, effective May 25, 2022. (1)	DEF 14A	001-16427	Annex B	4/15/2022	
10.48	Fidelity National Information Services, Inc. 2022 Omnibus Incentive Plan. (1)	DEF 14A	001-16427	Annex A	4/15/2022	
10.49	Form of Stock Option Grant under Fidelity National Information Services, Inc. 2022 Omnibus Incentive Plan for grants made beginning in March 2023. (1)	10-Q	001-16427	10.1	5/2/2023	
10.50	Form of Performance Stock Unit Grant under Fidelity National Information Services, Inc. 2022 Omnibus Incentive Plan for grants made beginning in March 2023. (1)	10-Q	001-16427	10.2	5/2/2023	
10.51	Form of Restricted Stock Unit Grant under Fidelity National Information Services, Inc. 2022 Omnibus Incentive Plan for grants made beginning in March 2023. (1)	10-Q	001-16427	10.3	5/2/2023	
10.52	Limited Consulting Services Engagement Agreement between Lucido Advisory Services, LLC and Fidelity Information Services, LLC, effective March 1, 2024. (1)	8-K	001-16427	10.2	2/23/2024	
10.53	Second Amendment to Employment Agreement by and between Fidelity National Information Services, Inc, and Erik Hoag, effective as of January 1, 2024. (1)	8-K	001-16427	10.1	2/23/2024	
21.1	Subsidiaries of the Registrant.					*
23.1	Consent of Independent Registered Public Accounting Firm (KPMG LLP).					*
31.1	Certification of Stephanie Ferris, Chief Executive Officer of Fidelity National Information Services, Inc., pursuant to rule 13a-14(a) or 15d-14(a) of the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.					*
31.2	Certification of James Kehoe, Chief Financial Officer of Fidelity National Information Services, Inc., pursuant to rule 13a-14(a) or 15d-14(a) of the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.					*

Exhibit No.	Exhibit Description	Incorporated by Reference				Filed/ Furnished Herewith
		Form	SEC File Number	Exhibit	Filing Date	
32.1	Certification of Stephanie Ferris, Chief Executive Officer of Fidelity National Information Services, Inc., pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.					*
32.2	Certification of James Kehoe, Chief Financial Officer of Fidelity National Information Services, Inc., pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.					*
97	Excess Incentive Compensation Clawback Policy.					*
101.INS	XBRL Instance Document - the instance document does not appear in the Interactive Data File because its XBRL tages are embedded within the Inline XBRL document.					*
101.SCH	Inline XBRL Taxonomy Extension Schema Document.					*
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document.					*
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document.					*
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document.					*
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document.					*
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit (101).					*

(1) Management contract or compensatory plan or arrangement.

*Filed or furnished herewith

+ Pursuant to Rule 406T of Regulation S-T, the Interactive Data Files on Exhibit 101 hereto are deemed not filed or part of a registration statement or prospectus for purposes of Sections 11 or 12 of the Securities Act of 1933, as amended, are deemed not filed for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, and otherwise are not subject to liability under those sections.

Item 16. ***Form 10-K Summary***

None.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FIDELITY NATIONAL INFORMATION SERVICES, INC.

Date: February 26, 2024

By: /s/ Stephanie Ferris

Stephanie Ferris
President and Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Date:	February 26, 2024	By:	/s/ James Kehoe
			James Kehoe
			Chief Financial Officer
			(Principal Financial Officer)

Date:	February 26, 2024	By:	/s/ Christopher Thompson
			Christopher Thompson
			Chief Accounting Officer
			(Principal Accounting Officer)

Date:	February 26, 2024	By:	/s/ Stephanie Ferris
			Stephanie Ferris
			President, Chief Executive Officer and Director

Date:	February 26, 2024	By:	/s/ Jeffrey A. Goldstein
			Jeffrey A. Goldstein
			Chairman of the Board
			Director

Date:	February 26, 2024	By:	/s/ Lee Adrean
			Lee Adrean
			Director

Date:	February 26, 2024	By:	/s/ Ellen R. Alemany
			Ellen R. Alemany
			Director

Date:	February 26, 2024	By:	/s/ Mark D. Benjamin
			Mark D. Benjamin
			Director

Date:	February 26, 2024	By:	/s/ Vijay D'Silva
			Vijay D'Silva
			Director

Date:	February 26, 2024	By:	/s/ Lisa A. Hook
			Lisa A. Hook
			Director

Date:	February 26, 2024	By:	/s/ Kenneth T. Lamneck
			Kenneth T. Lamneck
			Director

Date: February 26, 2024   By: /s/ Gary L. Lauer
                                                  Gary L. Lauer
                                                  Director

Date: February 26, 2024   By: /s/ Louise M. Parent
                                                  Louise M. Parent
                                                  Director

Date: February 26, 2024   By: /s/ Brian T. Shea
                                                  Brian T. Shea
                                                  Director

Date: February 26, 2024   By: /s/ James B. Stallings, Jr.
                                                  James B. Stallings, Jr.
                                                  Director

[INTENTIONALLY LEFT BLANK]

[INTENTIONALLY LEFT BLANK]

PUBLICATIONS

The company's Annual Report on Form 10-K and quarterly reports on Form 10-Q are available on the Investor Relations section of the company's website at www.fisglobal.com.

CERTIFICATIONS

FIS filed the Chief Executive Officer and Chief Financial Officer certifications required by Section 302 of the Sarbanes-Oxley Act of 2002 as exhibits to its Annual Report on Form 10-K for the fiscal year ended December 31, 2023. FIS submitted the required annual CEO certification to the New York Stock Exchange (NYSE) in accordance with Section 303A.12 of the NYSE Listed Company Manual.

AUDIT COMMITTEE

Brian T. Shea, Chair
Lee Adrean
Ellen R. Alemany
Lisa A. Hook
Kenneth T. Lamneck
Louise M. Parent

RISK AND TECHNOLOGY COMMITTEE

Lisa A. Hook, Chair
Vijay G. D'Silva
Brian T. Shea
James B. Stallings, Jr.

COMPENSATION COMMITTEE

Gary L. Lauer, Chair
Mark D. Benjamin
Jeffrey A. Goldstein
Kenneth T. Lamneck
James B. Stallings, Jr.

CORPORATE GOVERNANCE, NOMINATING AND SUSTAINABILITY COMMITTEE

Ellen R. Alemany, Chair
Vijay G. D'Silva
Jeffrey A. Goldstein
Gary L. Lauer
Louise M. Parent

EXECUTIVE COMMITTEE

Jeffrey A. Goldstein, Chair
Ellen R. Alemany
Stephanie L. Ferris
Lisa A. Hook
Gary L. Lauer
Brian T. Shea

ANNUAL MEETING OF SHAREHOLDERS

The Annual Meeting of Shareholders will be held at 10:00 a.m. Eastern Time on June 5, 2024, at the FIS corporate headquarters at 347 Riverside Avenue, Jacksonville, FL 32202.

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

KPMG LLP
501 Riverside Avenue, Suite 500
Jacksonville, FL 32202

STOCK EXCHANGE LISTING

Fidelity National Information Services, Inc.'s common stock is listed on the New York Stock Exchange under the trading symbol "FIS".

INVESTOR RELATIONS

George Mihalos
Senior Vice President
Investor Relations
904.438.6438
georgios.mihalos@fisglobal.com

SHAREHOLDER RELATIONS

Computershare
P.O. Box 43006
Providence, RI
02940-3006
800.568.3476



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888.323.0310
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